

Notice of 2007 Annual Meeting and Proxy Statement

2006 Annual Report to Stockholders

- Management's Discussion and Analysis
- Consolidated Financial Statements

NATIONAL OILWELL VARCO INC

2007 Proxy Statement and 2006 Annual Report to Stockholders

April 25, 2007

Fellow Stockholders:

On behalf of your Board of Directors and your management, we are pleased to invite you to attend the Annual Meeting of Stockholders of National Oilwell Varco, Inc. It will be held on Tuesday, June 5, 2007 at 10:00 A.M., local time, at the Houston Marriott Westchase, 2900 Briarpark Drive, Houston, Texas 77042.

You will find information regarding the matters to be voted on at the meeting in the formal Notice of Meeting and Proxy Statement, which are included on the following pages of this booklet.

Whether or not you plan to attend, please sign and return the enclosed proxy in the accompanying envelope as soon as possible so that your shares will be voted at the meeting. The vote of each and every stockholder is most important to us. Please note that your completed proxy will not prevent you from attending the meeting and voting in person should you so choose.

Also included in this booklet as Appendix A is National Oilwell Varco's 2006 Annual Report on Form 10K, which we are distributing to the company's stockholders in lieu of a separate annual report.

Thank you for your continued support of and interest in National Oilwell Varco.

Sincerely,

Merrill A. (Pete) Miller, Jr.
Chairman, President and Chief Executive Officer


SEC MAIL PROCESSING SECTION
RECEIVED
APR 2 6 2007
WASH. D.C.
190

TABLE OF CONTENTS



NATIONAL OILWELL VARCO, INC.
10000 Richmond Avenue
Houston, Texas 77042

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
To Be Held June 5, 2007

DATE: Tuesday, June 5, 2007
TIME: 10:00 a.m. (Houston time)
PLACE: Houston Marriott Westchase
2900 Briarpark Drive
Houston, Texas 77042

The 2007 annual meeting of stockholders of National Oilwell Varco, Inc. will be held at the Houston Marriott Westchase, 2900 Briarpark Drive, Houston, Texas on Tuesday, June 5, 2007, at 10:00 a.m. local time, for the following purposes:

1. To elect three directors to hold office for a three-year term;
2. To consider and act upon a proposal to ratify the appointment of Ernst & Young LLP as independent auditors of the company for 2007; and
3. To consider and act upon any other matters that may properly come before the annual meeting or any postponement or adjournment thereof.

THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE FOR THE ELECTION OF THE THREE NOMINEES FOR DIRECTOR AND FOR THE PROPOSAL TO RATIFY THE APPOINTMENT OF ERNST & YOUNG LLP AS INDEPENDENT AUDITORS OF THE COMPANY FOR 2007.

The Board of Directors has set April 13, 2007 as the record date for the Annual Meeting. If you were a stockholder of record at the close of business on April 13, 2007 you are entitled to vote at the Annual Meeting. A complete list of these stockholders will be available for examination at the Annual Meeting and, during ordinary business hours, at our offices at 10000 Richmond Avenue, Houston, Texas for a period of ten days prior to the Annual Meeting.

You are cordially invited to join us at the Annual Meeting. However, to ensure your representation, we request that you return your signed proxy card at your earliest convenience, whether or not you plan to attend the Annual Meeting. You may revoke your proxy at any time if you wish to attend and vote in person.

By Order of the Board of Directors

/s/ Dwight W. Rettig

Dwight W. Rettig
Vice President, General Counsel and Secretary

Houston, Texas
April 25, 2007

NATIONAL OILWELL VARCO, INC.
10000 Richmond Avenue
Houston, Texas 77042

PROXY STATEMENT

ANNUAL MEETING:	Date: Tuesday, June 5, 2007 Time: 10:00 a.m. (Houston time) Place: Houston Marriott Westchase 2900 Briarpark Drive Houston, Texas 77042
AGENDA:	Proposal 1: For the election of three nominees as directors of the Company for a term of three years. Proposal 2: For the ratification of the appointment of Ernst & Young LLP as independent auditors of the company.
RECORD DATE/ WHO CAN VOTE:	All stockholders of record at the close of business on April 13, 2007 are entitled to vote. The only class of securities entitled to vote at the Annual Meeting is National Oilwell Varco common stock. Holders of National Oilwell Varco common stock are entitled to one vote per share at the Annual Meeting.
PROXIES SOLICITED BY:	Your vote and proxy is being solicited by the Board of Directors for use at the Annual Meeting. This proxy statement and enclosed proxy card is being sent on behalf of the Board of Directors to all stockholders beginning on or about April 25, 2007. By completing, signing and returning your proxy card, you will authorize the persons named on the proxy card to vote your shares according to your instructions.
PROXIES:	If your properly executed proxy does not indicate how you wish to vote your common stock, the persons named on the proxy card will vote FOR election of the three nominees for director (Proposal 1) and FOR the ratification of the appointment of Ernst & Young LLP as independent auditors.
REVOKING YOUR PROXY:	You can revoke your proxy at any time prior to the time that the vote is taken at the meeting by: (i) filing a written notice revoking your proxy; (ii) filing another proxy bearing a later date; or (iii) casting your vote in person at the Annual Meeting. Your last vote will be the vote that is counted.

QUORUM:

As of April 13, 2007, there were 177,449,973 shares of National Oilwell Varco common stock issued and outstanding. The holders of these shares have the right to cast one vote for each share held by them. The presence, in person or by proxy, of stockholders entitled to cast at least 88,724,987 votes constitutes a quorum for adopting the proposals at the Annual Meeting. Abstentions will be included in determining the number of shares present at the meeting for the purpose of determining a quorum, as will broker non-votes. A broker non-vote occurs when a broker is not permitted to vote on a matter without instructions from the beneficial owner of the shares and no instruction is given. However, there will be no broker non-votes in connection with this meeting as the nature of the proposals to be considered at the meeting allows brokers discretionary voting in the absence of timely instruction from beneficial owners. If you have properly signed and returned your proxy card by mail, you will be considered part of the quorum, and the persons named on the proxy card will vote your shares as you have instructed them.

MULTIPLE PROXY CARDS:

If you receive multiple proxy cards, this indicates that your shares are held in more than one account, such as two brokerage accounts, and are registered in different names. You should vote each of the proxy cards to ensure that all of your shares are voted.

HOUSEHOLDING:

The Securities and Exchange Commission, or SEC, has adopted rules that permit companies and intermediaries, such as brokers, to satisfy the delivery requirements for proxy statements with respect to two or more stockholders sharing the same address by delivering a copy of these materials, other than the Proxy Card, to those stockholders. This process, which is commonly referred to as "householding," can mean extra convenience for stockholders and cost savings for the Company. Beneficial stockholders can request information about householding from their banks, brokers, or other holders of record. Through householding, stockholders of record who have the same address and last name will receive only one copy of our Proxy Statement and Annual Report, unless one or more of these stockholders notifies us that they wish to continue receiving individual copies. This procedure will reduce printing costs and postage fees.

Stockholders who participate in householding will continue to receive separate Proxy Cards. If you are eligible for householding, but you and other stockholders of record with whom you share an address currently receive multiple copies of Proxy Statements and Annual Reports, or if you hold stock in more than one account and wish to receive only a single copy of the Proxy Statement or Annual Report for your household, please contact ADP Householding Department, in writing, at 51 Mercedes Way, Edgewood, New York 11717, or by phone at (800) 542-1061. If, at any time, you no longer wish to participate in householding and would prefer to receive a separate Proxy Statement and Annual Report, please notify your broker if you are a beneficial stockholder.

COST OF PROXY SOLICITATION:

We have retained InvestorCom, Inc. to solicit proxies from our stockholders at an estimated fee of $4,500, plus expenses. This fee does not include the costs of preparing, printing, assembling, delivering and mailing the Proxy Statement. The Company will pay for the cost of soliciting proxies. Some of our directors, officers and employees may also solicit proxies personally, without any additional compensation, by telephone or mail. Proxy materials also will be furnished without cost to brokers and other nominees to forward to the beneficial owners of shares held in their names.

PLEASE VOTE -- YOUR VOTE IS IMPORTANT

ELECTION OF DIRECTORS
PROPOSAL NO. 1 ON THE PROXY CARD

The Board of Directors of National Oilwell Varco is divided into three classes, each class serving a term of three years. Directors whose terms expire this year include: Ben A. Guill, Roger L. Jarvis and Eric L. Mattson.

Ben A. Guill, Roger L. Jarvis and Eric L. Mattson are nominees for directors for a three-year term expiring at the Annual Meeting in 2010, or when their successors are elected and qualified. We believe each of the nominees will be able to serve if elected. However, if any nominee is unable to serve, the remaining members of the Board have authority to nominate another person, elect a substitute, or reduce the size of the Board. Directors whose terms expire in 2008 and 2009 will continue to serve in accordance with their prior election or appointment. Proxies cannot be voted for a greater number of persons than the number of nominees named.

Vote Required for Approval

Directors are to be elected by a plurality of the votes cast at the meeting. This means that the three nominees receiving the greatest number of votes will be elected. In accordance with New York Stock Exchange rules, a proposal to elect directors is considered to be a "discretionary" item. This means that brokerage firms may vote in their discretion on this matter on behalf of beneficial owners who have not furnished voting instructions within the time period specified in the voting instructions submitted by such brokerage firms. Votes withheld for any Director will not be counted. Your shares will be voted as you specify on your proxy. If your properly executed proxy does not specify how you want your shares voted, we will vote them for the election of the three nominees listed below.

Information Regarding Nominees for Director for Terms Expiring in 2010:

Name	Age	Expiration Date of Current Term	Biography	Year First Became Director
Ben A. Guill	56	2007	Mr. Guill has served as a Director of the Company since 1999. Until April 2007, he was President of First Reserve Corporation, a corporate manager of private investments focusing on the energy and energy-related sectors, which he joined in September 1998. Prior to joining First Reserve, Mr. Guill was the Managing Director and Co-head of Investment Banking of Simmons & Company International, an investment-banking firm specializing in the oil service industry.	1999
Roger L. Jarvis	53	2007	Mr. Jarvis has been a Director of the Company since February 2002. He has served as President, Chief Executive Officer and Director of Spinnaker Exploration Company, a natural gas and oil exploration and production company, since 1996 and as its Chairman of the Board since 1998, until its acquisition by Norsk Hydro ASA in December 2005. Mr. Jarvis also serves as a director of The Bill Barret Corporation, a company engaged in the acquisition, exploitation and exploration of oil and gas properties in the Rocky Mountains.	2002

Name	Age	Expiration Date of Current Term	Biography	Year First Became Director
Eric L. Mattson	55	2007	Mr. Mattson has been a Director of the Company since March 2005. Mr. Mattson served as a Director of Varco (and its predecessor, Tuboscope Inc.) from January 1994 until its merger with the Company on March 11, 2005. Since November 2003, Mr. Mattson has been Senior Vice President and Chief Financial Officer of VeriCenter, Inc., a private provider of managed hosting services. From November 2002 until October 2003, Mr. Mattson worked as an independent consultant. Mr. Mattson was the Chief Financial Officer of Netrail, Inc., a private Internet backbone and broadband service provider, from September 1999 until November 2002. Netrail filed for Chapter 11 Bankruptcy protection in the Northern Georgia district of the United States Bankruptcy Court in July 2001. In November 2002, the Bankruptcy Court approved Netrail's plan of liquidation and appointed a Trustee to effect the plan. At that time, Mr. Mattson ceased to be the Chief Financial Officer of Netrail. From July 1993 until May 1999, Mr. Mattson served as Senior Vice President and Chief Financial Officer of Baker Hughes Incorporated, a provider of products and services to the oil, gas and process industries.	2005

YOUR BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE IN FAVOR OF THE ELECTION OF THE THREE NOMINEES FOR DIRECTOR.

Information Regarding Continuing Directors:

Name	Age	Expiration Date of Current Term	Biography	Year First Became Director

Name	Age	Expiration Date of Current Term	Biography	Year First Became Director
Merrill A. Miller, Jr.	56	2009	Mr. Miller has been a Director of the Company since May 2001 and Chairman of the Board since July 22, 2005. He also served as Chairman of the Board from May 2002 through March 11, 2005. He served as the Company's Chief Operating Officer from November 2000 through March 11, 2005. He has served as President since November 2000 and as Chief Executive Officer since May 2001. He has served in various senior executive positions with National Oilwell since February 1996. Mr. Miller also serves as a director of Chesapeake Energy Corporation, a company engaged in the development, acquisition, production, exploration, and marketing of onshore oil and natural gas properties in the United States.	2001
Greg L. Armstrong	48	2009	Mr. Armstrong has been a Director of the Company since March 2005. Mr. Armstrong served as a Director of Varco from May 20, 2004 until its merger with the Company on March 11, 2005. Since 1998, he has been the Chairman of the Board and Chief Executive Officer of Plains All American GP LLC, the general partner and controlling entity of Plains All American Pipeline, L.P., a publicly traded master limited partnership engaged in the business of marketing, gathering, transporting, terminalling and storing crude oil. Mr. Armstrong is a member of the National Petroleum Council and a member of the Board of BreitBurn Energy Partners.	2005
Robert E. Beauchamp	47	2008	Mr. Beauchamp has been a Director of the Company since August 2002. Since 1988, he has served in various capacities at BMC Software, Inc., a leading provider of enterprise management solutions, most recently as President and Chief Executive Officer and as a director. During his career with BMC, he also served as senior vice president of research & development, vice president of strategic marketing and corporate development, and director of strategic marketing.	2002

Name	Age	Expiration Date of Current Term	Biography	Year First Became Director
David D. Harrison	59	2009	Mr. Harrison has been a Director of the Company since August 2003. He has served as Executive Vice President and Chief Financial Officer of Pentair, Inc., a diversified manufacturer in water technologies and enclosures businesses, since February 2000 until his retirement in February 2007. From September 1999 through February 2000, Mr. Harrison was Executive Vice President and Chief Financial Officer of the Scotts Company, a lawn and garden products company. He was Executive Vice President and Chief Financial Officer and a Director of Coltec Industries, a company in the industrial and aerospace arena from 1996 to 1999. He also served as Executive Vice President and Chief Financial Officer of Pentair, Inc. from 1994 to 1996. From 1972 through 1994, Mr. Harrison held various international and domestic finance positions with a combination of General Electric and Borg-Warner Chemicals.	2003
Jeffery A. Smisek	52	2008	Mr. Smisek has been a Director of the Company since March 2005. Mr. Smisek served as a Director of Varco (and its predecessor, Tuboscope Inc.) from February 1998 until its merger with the Company on March 11, 2005. Since December 30, 2004, Mr. Smisek has served as President and a director of Continental Airlines, Inc. Mr. Smisek previously served Continental Airlines, Inc. as: Executive Vice President from March 2003 until December 2004; and Executive Vice President — Corporate from May 2001 until March 2003.	2005

COMMITTEES AND MEETINGS OF THE BOARD

Committees

The Board of Directors had the following standing committees: Audit, Compensation, and Nominating/Corporate Governance.

Number of Meetings Held in 2006

Board of Directors	5
Audit Committee	6
Compensation Committee	2
Nominating/Corporate Governance Committee	2

Attendance at Meetings

Each incumbent director attended at least 75% of the meetings of the Board and committees of which that director was a member.

Board Compensation

Members of the Company's Board of Directors who are not full-time employees of the Company receive the following cash compensation:

- For service on the Board of Directors – an annual retainer of $55,000, paid quarterly;
- For service as chairman of the audit committee of the Board of Directors – an annual retainer of $20,000, paid quarterly;
- For service as chairman of each of the compensation committee and the nominating/corporate governance committee of the Board of Directors – an annual retainer of $10,000, paid quarterly;
- For service as a member of the audit committee of the Board of Directors – an annual retainer of $7,500, paid quarterly;
- For service as a member of each of the compensation committee and the nominating/corporate governance committee of the Board of Directors – an annual retainer of $5,000, paid quarterly; and
- $1,500 for each Board meeting and each committee meeting attended.

Directors of the Board who are also employees of the Company do not receive any compensation, for their service as directors.

Members of the Board are also eligible to receive stock options and awards, including restricted stock, performance awards, phantom shares, stock payments, or SARs under the National Oilwell Varco Long-Term Incentive Plan.

On February 21, 2006, the Board approved the grant of 8,000 options to each non-employee director under the National Oilwell Varco Long-Term Incentive Plan. The exercise price of the options is $66.58 per share, which was the fair market value of one share of the Company's common stock on the date of grant. The options have a term of ten years from the date of grant and vest in three equal annual installments beginning on the first anniversary of the date of the grant.

Audit Committee

Messrs. Harrison (Chairman), Armstrong, Guill and Mattson are the current members of the Audit Committee. All members of this committee are "independent" within the meaning of the rules governing audit committees by the New York Stock Exchange.

The Audit Committee is appointed by the Board of Directors to assist the Board in fulfilling its oversight responsibilities. The Committee's primary duties and responsibilities are to:

- Monitor the integrity of the Company's financial statements, financial reporting processes, systems of internal controls regarding finance, and disclosure controls and procedures.
- Select and appoint the Company's independent auditors, pre-approve all audit and non-audit services to be provided, consistent with all applicable laws, to the Company by the Company's independent auditors, and establish the fees and other compensation to be paid to the independent auditors.
- Monitor the independence and performance of the Company's independent auditors and internal audit function.
- Establish procedures for the receipt, retention, response to and treatment of complaints, including confidential, anonymous submissions by the Company's employees, regarding accounting, internal controls, disclosure or auditing matters, and provide an avenue of communication among the independent auditors, management, the internal audit function and the Board of Directors.
- Prepare an audit committee report as required by the Securities and Exchange Commission (the "SEC") to be included in the Company's annual proxy statement.
- Monitor the Company's compliance with legal and regulatory requirements.

A copy of the Audit Committee Charter is available on the Company's website, www.nov.com, under the Investor Relations/Corporate Governance section.

Audit Committee Financial Expert

The Board of Directors has determined that all members of the Audit Committee meet the New York Stock Exchange standard of having accounting or related financial management expertise and meet the SEC's criteria of an Audit Committee Financial Expert.

Compensation Committee

Messrs. Smisek (Chairman), Beauchamp and Guill are the current members of the Compensation Committee. All members of the Compensation Committee are independent as defined by the applicable New York Stock Exchange listing standards.

The Compensation Committee is appointed by the Board of Directors to assist the Board in fulfilling its oversight responsibilities. The Committee's primary duties and responsibilities are to:

- Discharge the Board's responsibilities relating to compensation of the Company's directors and executive officers.
- Approve and evaluate all compensation of directors and executive officers, including salaries, bonuses, and compensation plans, policies and programs of the Company.
- Administer all plans of the Company under which shares of common stock may be acquired by directors or executive officers of the Company.

Mr. James Woods, the Chairman of the Compensation Committee during 2006, retired from the Company's Board of Directors on December 31, 2006.

A copy of the Compensation Committee Charter is available on the Company's website, www.nov.com, under the Investor Relations/Corporate Governance section.

Compensation Committee Interlocks and Insider Participation. During 2006, Messrs. Smisek, Beauchamp and Guill served on the Compensation Committee. None of these members is a former or current officer or employee of the Company or any of its subsidiaries, is involved in a relationship requiring disclosure as an interlocking executive officer/director, or had any relationship requiring disclosure under Item 404 of Regulation S-K.

Nominating/Corporate Governance Committee

Messrs. Beauchamp (Chairman), Jarvis and Smisek are the current members of the Nominating/Corporate Governance Committee. All members of the Nominating/Corporate Governance Committee are independent as defined by the applicable New York Stock Exchange listing standards.

The Nominating/Corporate Governance Committee is appointed by the Board of Directors to assist the Board in fulfilling its oversight responsibilities. The Committee's primary duties and responsibilities are to:

- Ensure that the Board and its committees are appropriately constituted so that the Board and directors may effectively meet their fiduciary obligations to shareholders and the Company.
- Identify individuals qualified to become Board members and recommend to the Board director nominees for each annual meeting of shareholders and candidates to fill vacancies in the Board.
- Recommend to the Board annually the directors to be appointed to Board committees.
- Monitor, review, and recommend, when necessary, any changes to the Corporate Governance Guidelines.
- Monitor and evaluate annually the effectiveness of the Board and management of the Company, including their effectiveness in implementing the policies and principles of the Corporate Governance Guidelines.

A copy of the Nominating/Corporate Governance Committee Charter is available on the Company's website, www.nov.com, under the Investor Relations/Corporate Governance section.

Director Nominees

The Nominating/Corporate Governance Committee has the responsibility of identifying candidates for election as directors; reviewing background information relating to candidates for director; and recommending to the Board of Directors nominees for directors to be submitted to stockholders for election. It is the policy of the committee to consider director candidates recommended by stockholders. Nominees to be evaluated by the Nominating/Corporate Governance Committee are selected by the committee from candidates recommended by multiple sources, including other directors, management, stockholders, and candidates identified by independent search firms (which firms may be paid by the Company for their services), all of whom will be evaluated based on the same criteria. As of April 13, 2007, we had not received any recommendations from stockholders for potential director candidates. All of the current nominees for director are standing members of the Board that are proposed by the entire Board for re-election. Written suggestions for nominees should be sent to the Secretary of the Company at the address listed below.

The Board of Directors believes that nominees should reflect the following characteristics:

- Have a reputation for integrity, honesty, candor, fairness and discretion.
- Be knowledgeable, or willing to become so quickly, in the critical aspects of the Company's businesses and operations.
- Be experienced and skillful in serving as a competent overseer of, and trusted advisor to, the senior management of at least one substantial enterprise.
- Have a range of talent, skill and expertise sufficient to provide sound and prudent guidance with respect to the full scope of the Company's operations and interests.

Any stockholder of record who is entitled to vote for the election of directors may nominate persons for election as directors if timely written notice in proper form of the intent to make a nomination at the Annual Meeting is received by the Company at National Oilwell Varco, Inc., 10000 Richmond Avenue – 6th Floor, Houston, TX 77042, Attention: Dwight W. Rettig, Secretary. The notice must be received no later than May 5, 2007 – 10 days after the first public notice of the Annual Meeting is first sent to stockholders. To be in proper form, the notice must contain prescribed information about the proponent and each nominee, including such information about each nominee as would have been required to be included in a proxy statement filed pursuant to the rules of the SEC had such nominee been nominated by the Board of Directors.

AUDIT COMMITTEE REPORT

The responsibilities of the Audit Committee, which are set forth in the Audit Committee Charter adopted by the Board of Directors, include providing oversight to the Company's financial reporting process through periodic combined and separate meetings with the Company's independent auditors and management to review accounting, auditing, internal controls and financial reporting matters. The management of the Company is responsible for the preparation and integrity of the financial reporting information and related systems of internal controls. The Audit Committee, in carrying out its role, relies on the Company's senior management, including senior financial management, and its independent auditors.

The Board of Directors has determined that all of the members of the Audit Committee are independent based on the guidelines set forth by the New York Stock Exchange and SEC rules for the independence of Audit Committee members. The Audit Committee held six (6) meetings in 2006, and at each regularly scheduled quarterly meeting met in executive session with both the internal audit director and the independent audit partner, without management being present.

We have reviewed and discussed with senior management the audited financial statements included in the Company's Annual Report on Form 10-K. Management has confirmed to us that such financial statements have been prepared with integrity and objectivity and in conformity with generally accepted accounting principles.

We have discussed with Ernst & Young LLP, the Company's independent auditors, the matters required to be discussed by SAS 61 (Codification of Statements on Auditing Standards, AU Sec. 380), as may be modified or supplemented. SAS 61 requires independent auditors to communicate certain matters related to the conduct of an audit to those who have responsibility for oversight of the financial reporting process, specifically the audit committee. Among the matters to be communicated to the audit committee are: (1) methods used to account for significant unusual transactions; (2) the effect of significant accounting policies in controversial or emerging areas for which there is a lack of authoritative guidance or consensus; (3) the process used by management in formulating particularly sensitive accounting estimates and the basis for the auditor's conclusions regarding the reasonableness of those estimates; and (4) disagreements with management over the application of accounting principles, the basis for management's accounting estimates, and the disclosures in the financial statements. In addition, the Audit Committee reviewed with Ernst & Young their judgment as to the quality, not just the acceptability, of the Company's accounting principles.

We have received from Ernst & Young a letter providing the disclosures required by Independence Standards Board Standard No. 1 (Independence Discussions with Audit Committees) with respect to any relationships between Ernst & Young LLP and the Company. Ernst & Young LLP has discussed its independence with us, and has confirmed in such letter that, in its professional judgment, it is independent of the Company within the meaning of the federal securities laws.

Based on the review of the financial statements, the discussion with Ernst & Young regarding SAS 61, Independence Standards Board Standard No. 1, and receipt from them of the required written disclosures, the Audit Committee recommended to the Board of Directors that the audited financial statements be included in the Company's 2006 Annual Report on Form 10-K.

Notwithstanding the foregoing, our charter clarifies that it is not our duty to conduct audits or to determine that the Company's financial statements are complete and accurate and are in accordance with generally accepted accounting principles. Management is responsible for the Company's financial reporting process, including its system of internal controls, and for the preparation of financial statements in accordance with GAAP. Management is also responsible for assuring compliance with laws and regulations and the Company's corporate policies, subject to our oversight in the areas covered by our charter. The independent auditors are responsible for expressing opinions on those financial statements and on management's assessment and on the effectiveness of the Company's internal control over financial reporting.

Members of the Audit Committee

David D. Harrison, Committee Chairman
Greg L. Armstrong
Ben A. Guill
Eric L. Mattson

RATIFICATION OF APPOINTMENT OF INDEPENDENT AUDITORS
PROPOSAL NO. 2 ON THE PROXY CARD

Information Regarding our Independent Auditors

The Audit Committee of the Board of Directors has reappointed Ernst & Young LLP as independent auditors for 2007. Stockholders are being asked to vote upon the ratification of the appointment. Representatives of Ernst & Young will attend the Annual Meeting, where they will be available to respond to appropriate questions and have the opportunity to make a statement if they desire.

Vote Required for Approval

The proposal to ratify the appointment of Ernst & Young LLP as independent auditors will require approval by a majority of the votes cast on the meeting. In accordance with New York Stock Exchange rules, a proposal to ratify independent auditors is considered to be a "discretionary" item. This means that brokerage firms may vote in their discretion on this matter on behalf of beneficial owners who have not furnished voting instructions within the time period specified in the voting instructions submitted by such brokerage firms. Abstentions, which will be counted as votes present for the purpose of determining a quorum, will have the effect of a vote against the proposal. Your shares will be voted as you specify on your proxy. If your properly executed proxy does not specify how you want your shares voted, we will vote them for the ratification of the appointment of Ernst & Young LLP as independent auditors.

Audit Fees

The Audit Committee pre-approves all services provided by the Company's independent auditors to the Company and its subsidiaries. Consideration and approval of such services generally occurs in the regularly scheduled quarterly meetings of the Audit Committee. The Audit Committee has delegated the Chairman of the Audit Committee to pre-approve allowed non-audit services, subject to review by the full committee at the next regularly scheduled meeting. The Audit Committee has considered whether the provision of all services other than those rendered for the audit of the Company's financial statements is compatible with maintaining Ernst & Young's independence and has concluded that their independence is not compromised.

The following table sets forth Ernst & Young LLP's fees for services rendered during 2005 and 2006. All 2006 services provided by Ernst & Young LLP were pre-approved by the Audit Committee.

	2006	2005
	(in thousands)	
Audit Fees	$4,219	$4,470
Audit Related Fees[1]	381	299
Tax Fees[2]	653	705
All Other Fees	-	-
Total	$ 5,253	$ 5,474

[1]Consists primarily of fees for employee benefit plans, due diligence related to acquisition transactions, and accounting consultations.
[2]Consists primarily of fees for compliance, planning and advice with respect to various domestic and foreign corporate tax matters.

YOUR BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE IN FAVOR OF THE PROPOSAL TO RATIFY THE APPOINTMENT OF ERNST & YOUNG LLP.

CORPORATE GOVERNANCE

National Oilwell Varco's Board of Directors is committed to promoting transparency in reporting information about the Company, complying with the spirit as well as the literal requirements of applicable laws, rules and regulations, and corporate behavior that conforms to corporate governance standards that substantially exceed the consensus view of minimum acceptable corporate governance standards. The Board of Directors adopted Corporate Governance Guidelines which establish provisions for the Board's composition and function, Board committees and committee membership, evaluation of director independence, the roles of the Chairman of the Board, the Chief Executive Officer and the Lead Director, the evaluation of the Chief Executive Officer, regular meetings of non-management directors, board conduct and review, selection and orientation of directors, director compensation, access to management and independent advisors, and annual review of the Guidelines. A copy of the Guidelines is available on the Company's website, www.nov.com, under the Investor Relations/Corporate Governance section. The Company will furnish print copies of the Guidelines, as well as its Committee charters, to interested stockholders without charge, upon request. Written requests for such copies should be addressed to: Dwight W. Rettig, Secretary, National Oilwell Varco, Inc., 10000 Richmond Avenue – 6th Floor, Houston, Texas 77042.

Director Independence

The Corporate Governance Guidelines address, among other things, standards for evaluating the independence of the Company's directors. The Board undertakes an annual review of director independence and considers transactions and relationships during the prior year between each director or any member of his or her immediate family and the Company and its affiliates, including those reported under "Certain Relationships and Related Transactions" in this proxy statement. In February 2007, as a result of this annual review, the Board affirmatively determined that a majority of the members of the Board of Directors are independent of the Company and its management under the standards set forth in the Corporate Governance Guidelines. The following directors were affirmed as independent: Greg L. Armstrong, Robert E. Beauchamp, Ben A. Guill, David D. Harrison, Roger L. Jarvis, Eric L. Mattson, and Jeffery A. Smisek.

Lead Director

The non-management members of the Board of Directors have appointed Robert E. Beauchamp as Lead Director. The Lead Director is responsible for developing the agenda for, and presiding over the executive sessions of, the Board's non-management directors, and for acting as principal liaison between the non-management directors and the chief executive officer on matters dealt with in executive session.

Policies on Business Ethics and Conduct

The Company has a long-standing Business Ethics Policy. In April 2003, the Board adopted the Code of Business Conduct and Ethics For Members of the Board of Directors and Executive Officers and the Code of Ethics for Senior Financial Officers. These codes are designed to focus the Board and management on areas of ethical risk, provide guidance to personnel to help them recognize and deal with ethical issues, provide mechanisms to report unethical conduct and help to foster a culture of honesty and accountability. As set forth in the Corporate Governance Guidelines, the Board may not waive the application of the Company's policies on business ethics and conduct for any Director or Executive Officer. Copies of the Code of Business Conduct and Ethics For Members of the Board of Directors and Executive Officers and the Code of Ethics for Senior Financial Officers, as well as the code of ethics applicable to employees of the Company, are available on the Company's website, www.nov.com, under the Investor Relations/Corporate Governance section. The Company will furnish print copies of these Codes to interested stockholders without charge, upon request. Written requests for such copies should be addressed to: Dwight W. Rettig, Secretary, National Oilwell Varco, Inc., 10000 Richmond Avenue – 6th Floor, Houston, Texas 77042.

Communications with Directors

The Board has provided a process for interested parties to communicate with our non-management directors. Parties wishing to communicate confidentially with our non-management directors may do so by calling 1-800-372-3956. This procedure is described on the Company's website, www.nov.com, in the Investor Relations/Corporate Governance section. Calls to this number will be answered by an independent, automated system 24 hours a day, 365 days a year. A transcript of the call will be delivered to a member of the Audit Committee. Parties wishing to send written communications to the Board, other than sales-related communications, should send a letter addressed to the member or members of the Board to whom the communication is directed, care of the Secretary, National Oilwell Varco, Inc., 10000 Richmond Avenue, Houston, Texas, 77042. All such communications will be forwarded to the Board member or members specified.

Director Attendance at Annual Meetings

The Company does not have a formal policy with respect to director attendance at annual stockholder meetings. In 2006, all members of the Board, except for one member, were in attendance at the annual meeting.

NYSE Corporate Governance Matters

As a listed company with the New York Stock Exchange, our Chief Executive Officer, as required under Section 303A.12(a) of the NYSE Listed Company Manual, must certify to the NYSE each year whether or not he is aware of any violation by the company of NYSE Corporate Governance listing standards as of the date of the certification. On May 19, 2006, the Company's Chief Executive Officer submitted such a certification to the NYSE which stated that he was not aware of any violation by the Company of the NYSE Corporate Governance listing standards. On February 27, 2007, the Company filed its 2006 Form 10-K with the SEC, which included as Exhibits 31.1 and 31.2 the Chief Executive Officer and Chief Financial Officer certifications required under Section 302 of the Sarbanes-Oxley Act of 2002.

EXECUTIVE OFFICERS

The following persons are our current executive officers. The executive officers of the Company serve at the pleasure of the Board of Directors and are subject to annual appointment by the Board of Directors. None of the executive officers, directors, or nominees for director has any family relationships with each other.

Name	Age	Position	Biography
Merrill A. Miller, Jr.	56	President and Chief Executive Officer	Mr. Miller has served as the Company's President since November 2000, Chief Executive Officer since May 2001 and Chairman of the Board since July 22, 2005. Mr. Miller also served as Chairman of the Board from May 2002 through March 11, 2005. He served as the Company's Chief Operating Officer from November 2000 through March 11, 2005. He has served in various senior executive positions with the Company since February 1996. Mr. Miller also serves as a director of Chesapeake Energy Corporation, a company engaged in the development, acquisition, production, exploration, and marketing of onshore oil and natural gas properties in the United States.
Robert Blanchard	45	Vice President, Corporate Controller and Chief Accounting Officer	Mr. Blanchard has served as the Company's Vice President, Corporate Controller and Chief Accounting Officer since May, 2005. Mr. Blanchard served as Controller of Varco from 1999 and as its Vice President from 2002 until its merger with the Company on March 11, 2005.
Kevin Neveu	46	President – Rig Technology	Mr. Neveu has served as President – Rig Technology since March 2005. He served as President of National Oilwell's Rig Solutions – Western Hemisphere from May 2003 to March 2005 and as President of our Downhole Tools Group from June 2000 to May 2003, and from 1999 to 2000 as Vice President and Managing Director of Downhole Tools.
Mark Reese	48	President – Expendable Products	Mr. Reese has served as President – Expendable Products since January 2004. He served as President of the Company's Mission Products Group from August 2000 to January 2004. From May 1997 to August 2000 he was Vice President of Operations for the Company's Distribution Services Group.

Name	Age	Position	Biography
Dwight W. Rettig	46	Vice President, General Counsel and Secretary	Mr. Rettig has served as the Company's Vice President and General Counsel since February 1999, and from February 1998 to February 1999 as General Counsel of the Company's Distribution Services Group.
Haynes B. Smith, III	55	President – Services	Mr. Smith has served as President – Services since March 2005. From May 2000 until Varco's merger with the Company on March 11, 2005, Mr. Smith served as President-Varco Services Group. From July 1996 to May 2000, he was Varco's Vice President-Western Hemisphere Operations.
Clay C. Williams	44	Senior Vice President and Chief Financial Officer	Mr. Williams has served as the Company's Senior Vice President and Chief Financial Officer since March 2005. He served as Varco's Vice President and Chief Financial Officer from January 2003 until its merger with the Company on March 11, 2005. From May 2002 until January 2003, Mr. Williams served as Varco's Vice President Finance and Corporate Development. From February 2001 until May 2002, and from February 1997 until February 2000, he served as Varco's Vice President—Corporate Development.

STOCK OWNERSHIP

Security Ownership of Certain Beneficial Owners

Based on information filed with the SEC as of the most recent practicable date, this table shows the number and percentage of shares beneficially owned by owners of more than five percent of the outstanding shares of the stock of the Company at December 31, 2006. The number and percentage of shares beneficially owned is based on 175,571,663 shares outstanding as of December 31, 2006.

5% Owners	No. of Shares	Percent of Class
FMR Corp.[1] 82 Devonshire Street Boston, MA 02109	24,623,117	14.03%

[1]Shares owned at December 31, 2006, as reflected in Amendment No. 8 to Schedule 13G filed with the SEC on February 14, 2007. Fidelity Management & Research Company ("Fidelity"), a wholly-owned subsidiary of FMR Corp. ("FMR"), is the beneficial owner of 24,130,715 shares as a result of acting as investment adviser to various investment companies (the "Funds"). Edward C. Johnson 3d and FMR Corp., through its control of Fidelity, and the Funds each has sole power to dispose of the 24,130,715 shares owned by the Funds. Members of the family of Edward C. Johnson 3d, Chairman of FMR Corp., are the predominant owners, directly or through trusts, of Series B shares of common stock of FMR, representing 49% of the voting power of FMR. The Johnson family group and all other Series B Shareholders have entered into a shareholders' voting agreement under which all Series B shares will be voted in accordance with the majority vote of Series B Shares. Accordingly, through their ownership of voting common stock and the execution of the shareholders' voting agreement, members of the Johnson family may be deemed, under the Investment Company Act of 1940, to form a controlling group with respect to FMR. Neither FMR nor Edward C. Johnson 3d has the sole power to vote or direct the voting of the shares owned directly by the Funds, which power resides with the Funds' Boards of Trustees. Fidelity carries out the voting of the shares under written guidelines established by the Funds' Boards of Trustees. Fidelity Management Trust Company ("FMTC"), a wholly-owned subsidiary of FMR, is the beneficial owner of 16,000 shares as a result of its serving as investment manager of the institutional account(s). Edward C. Johnson 3d and FMR, through its control of FMTC, each has sole dispositive power over 16,000 shares and sole power to vote or to direct the voting of 16,000 shares owned by the institutional account(s). Strategic Advisers, Inc., a wholly-owned subsidiary of FMR Corp., provides investment advisory services to individuals. As such, FMR Corp.'s beneficial ownership includes 6,615 shares beneficially owned through Strategic Advisers, Inc. Pyramis Global Advisors, LLC ("PGALLC"), an indirect wholly-owned subsidiary of FMR, is the beneficial owner of 14,000 shares as a result of its serving as investment adviser to institutional accounts, non-U.S. mutual funds, or investment companies registered under Section 8 of the Investment Company Act of 1940 owning such shares. Edward C. Johnson 3d and FMR, through its control of PGALLC, each has sole dispositive power over 14,000 shares and sole power to vote or to direct the voting of 14,000 shares owned by the institutional accounts or funds advised by PGALLC. Pyramis Global Advisors Trust Company ("PGATC"), an indirect wholly-owned subsidiary of FMR, is the beneficial owner of 195,787 shares as a result of its serving as investment manager of institutional accounts owning such shares. Edward C. Johnson 3d and FMR, through its control of PGATC, each has sole dispositive power over 195,787 shares and sole power to vote or to direct the voting of 195,787 shares owned by the institutional accounts managed by PGATC. Fidelity International Limited and various

foreign-based subsidiaries provide investment advisory and management services to a number of non-U.S. investment companies (the "International Funds") and certain institutional investors. Fidelity International Limited is the beneficial owner of 260,000 shares.

Security Ownership of Management

This table shows the number and percentage of shares of the Company's stock beneficially owned as of April 13, 2007 by each of our current directors and executive officers and by all current directors and executive officers as a group. The number and percentage of shares beneficially owned is based on 177,449,973 shares outstanding as of April 13, 2007. Beneficial ownership includes any shares as to which the director or executive officer has the right to acquire within 60 days of April 13, 2007 through the exercise of any stock option, warrant or other right. Each stockholder has sole voting and investment power, or shares these powers with his spouse, with respect to the shares beneficially owned.

	Shares Beneficially Owned		
Name of Individual	**Number of Common Shares[1]**	**Outstanding Options Exercisable Within 60 Days**	**Percent of Class***
Greg L. Armstrong	1,672	7,666	*
Robert E. Beauchamp	1,350	5,166	*
Robert Blanchard	12,500	10,000	*
Ben A. Guill	11,157	7,666	*
David D. Harrison	3,000	15,166	*
Roger L. Jarvis	369	27,666	*
Eric L. Mattson	8,410	24,391	*
Merrill A. Miller, Jr.	206,339	54,666	*
Kevin A. Neveu	11,250	10,000	*
Mark A. Reese	11,250	10,000	*
Dwight W. Rettig	11,250	10,000	*
Jeffery A. Smisek	7,139	10,176	*
Haynes B. Smith	32,337	10,000	*
Clay C. Williams	36,623	62,913	*
All current directors and executive officers as a group (14 persons)	354,646	265,476	*

*Less than 1 percent.

[1]Includes shares deemed held by executive officers and directors in the Company's 401(k) plans and deferred compensation plans.

COMPENSATION DISCUSSION AND ANALYSIS

General Overview

National Oilwell Varco's executive compensation program is administered by the Compensation Committee of the Board of Directors. The Compensation Committee establishes specific compensation levels for the Company's executive officers and administers the Company's long-term incentive award plans. The Compensation Committee's objective regarding executive compensation is to design and implement a compensation program that will attract and retain the best available individuals to serve on the Company's executive team and properly incentivize those executives to achieve the Company's short-term and long-term financial and operational goals. To this end, the Compensation Committee strives to provide compensation packages for key executives that offer compensation opportunities in the median range of oilfield service companies described below. Data sources reviewed by the Compensation Committee include industry survey groups, national survey databases, proxy disclosures and general trend data, which are updated annually. The Compensation Committee reviews all elements of executive compensation both separately and in the aggregate.

Components of the executive compensation program for 2006 were base salary, participation in the Company's annual cash incentive (bonus) plan and the grant of non-qualified stock options (long-term incentives).

Compensation Philosophy

The Company believes it is important for each executive to have a set amount of cash compensation, in the form of base salary, that is not dependent on the performance or results of the Company. The Company recognizes that a certain amount of financial certainty must be provided to its executives as part of their compensation.

While the Company believes a competitive base salary is needed to attract and retain talented executives, the Company's compensation program also places a strong emphasis on annual and long-term incentives to align the executive's interests with stockholder value. The annual and long-term incentives are calculated and paid based primarily on financial measures of profitability and stockholder value creation. Executives of the Company have the incentive of increasing the Company's profitability and stockholder return in order to earn a major portion of their compensation package.

The Company seeks to structure a balance between achieving strong short-term annual results and ensuring the Company's long-term success and viability. The Company wants each of its executives to balance his focus between the Company's day-to-day operational performance and the Company's long-term goals and strategies. To reinforce the importance of balancing these perspectives, the Company's executives are provided both short and long-term incentives.

Base salary is designed to reward the executive for his performance of his normal, everyday job functions. The Company's annual cash incentive (bonus) plan and long-term incentives are designed to reward the executive for executing business plans that will benefit the Company in the short and long-term. The Company believes that the mix of short and long-term incentives allows the Company to deliver results aligned with the interests of stockholders. Stock options create a focus on share price appreciation, while the annual cash incentive (bonus) emphasizes financial performance.

Given the inherent nature of this form of compensation, the Company understands that its annual cash incentives and long-term compensation will result in varying compensation for its executives each year. Because of this, the Company has tried to design its annual cash incentives and long-term compensation program in such a way to provide substantive financial benefits to its executives during times when the Company's financial and operational performance is strong, while motivating executives to stay with the Company during times when the Company's performance may not be as strong.

Competitive Positioning

Because of these goals and objectives for executive compensation, the Company believes each element of compensation should be properly designed, as well as competitive with the marketplace, to incentivize its executives in the manner stated above.

To this end, in 2006 the Company engaged its independent compensation consultant, Mercer Human Resource Consulting ("Mercer"), to conduct a review of senior executive compensation (excluding the chief executive officer), using the following peer group against which to compare executive pay: Baker Hughes, Inc.; BJ Services Co.; Cameron International Corporation; Halliburton Co.; Hanover Compressor Co.; Schlumberger Ltd.; Smith International, Inc.; and Weatherford International Ltd. The peer group consisted of companies in the oilfield services sector with varying ranges of market capitalization and revenues. The Company's revenue and market capitalization prior to the time of such review were each near the median revenue and median market capitalization, respectively, for the peer group. The peer group was used to benchmark executive compensation levels against companies that have executive positions with responsibilities similar in breadth and scope to the Company and have businesses that compete with the Company for executive talent. Benchmarking and aligning base salaries is critical to a competitive compensation program.

Mercer analyzed and compared each position's responsibilities and job title to develop competitive market data based on data from proxy statements as well as published salary surveys in the energy industry as well as the general industry. Mercer's proxy analysis focused on the top five executives, excluding the chief executive officer. The executive compensation review covered the following elements of compensation: base salaries, annual bonuses, and equity compensation.

Mercer provided comprehensive data on elements of the Company's compensation program compared to the market 25th percentile, market 50th percentile and market 75th percentile of the designated peer group. Based on the compiled data, the Compensation Committee determined that the Company's aggregate compensation position for its executives relative to the designated peer group and survey data was significantly below the median range of the designated peer group. While at the time of the review the Company was positioned slightly below the designated peer group for revenues and at the 39th percentile for market capitalization, the Compensation Committee determined that the Company's competitive position for compensation for its top five executives, other than the chief executive officer who was excluded from the review, was disproportionately low.

Components of Compensation

The following describes the elements of the Company's compensation program for 2006, why they were selected, and how the amounts of each element were determined.

Base Salary

Base salaries provide executives with a set level of monthly cash income. While the Compensation Committee is aware of competitive levels, actual salary levels are based on factors including individual performance and level and scope of responsibility. The Company does not give specific weights to these factors. The Compensation Committee determines median base salary levels by a comprehensive review of information provided in proxy statements filed by oilfield service companies with varying ranges of market capitalization and revenues. Generally, each executive is reviewed by the Compensation Committee individually on an annual basis. Salary adjustments are based on the individual's experience and background, the individual's performance during the prior year, the general movement of salaries in the marketplace, our financial position and, for each executive other than the chief executive officer, the recommendations of our chief executive officer. As a result of these factors, an executive's base salary may be above or below the targeted median at any point in time.

In 2006, the Compensation Committee noted that the top five executives of the Company, other than the chief executive officer who was excluded from the review, had a base salary that was below market median base salary for his position. The Compensation Committee also considered in its review the significant changes in scope, size and complexity of the Company due to the merger with Varco International, Inc. in March 2005 (the "Merger"), the successful integration of the two companies and the successful financial and operating performance of the Company during 2005.

Based on these factors, the Company's named executive officers, other than its chief executive officer, received the following salary increases in 2006: Mr. Williams – from \$318,000 to \$500,000; Mr. Neveu – from \$300,000 to \$385,000; Mr. Reese – from \$300,000 to \$385,000; and Mr. Rettig – from \$250,000 to \$350,000. The Compensation Committee noted that those base salary adjustments would put the listed executives' base salary pay above the median base salary range near the market 65th percentile. The Compensation Committee agreed that in making such base salary adjustments, it was not deviating from the Company's stated philosophy of maintaining total executive compensation packages in the median range of other similarly situated oilfield service companies, specifically noting that the total compensation packages including the base salary adjustments for each of such executives were in line with such median ranges.

Annual Incentive Award

The objectives of the Company's annual cash incentive bonus plan are to incent exceptional performance to achieve the Company's corporate growth and profitability goals, encourage smart investments and prudent employment of capital, and provide competitive compensation packages to attract and retain management talent.

Substantially all exempt employees, including executive officers, participated in the Company incentive plan in 2006, aligning a portion of each employee's cash compensation with Company performance against a predetermined operating profit target. As in prior years, the incentive plan provided for cash awards if objectives related to the Company's achievement of certain specified operating profit targets based on the Company's financial plan were met.

There are three levels of performance objectives under the incentive plan – minimum, target and maximum. These three objectives were determined based on the Company's annual financial plan set at the beginning of the year. Based on the Company's annual financial plan, each level is assigned a specified operating profit net of the bonus expense. Entry level is the "minimum" level of operating profit for which the Company provides an annual incentive payout. If the Company's operating profit is less than the entry level threshold, then there is no payout in that fiscal year. If the Company achieves the entry level threshold, the "minimum" level payout of 10% of the target incentive amount is earned, which is a percentage of base salary. The "target" objective is set at a level that the Company believes is challenging to meet but achievable if the Company properly executes its operational plan and market conditions are favorable. The target incentive amount (100%) is earned when the target operating profit is reached by the Company. For the "maximum" level payout of 200% of the target incentive amount to occur, the Company's operating profit must equal or exceed the maximum operating profit goal that was set for the incentive plan. The "maximum" objective is set at a level that would be very challenging for the Company to achieve. Results falling between the stated thresholds of minimum, target and maximum will result in an interpolated, or sliding scale payout.

All participants in the incentive plan have a minimum of 25% of their bonus awards tied to the Company's consolidated corporate operating profit, while senior executives, including business unit heads, have a minimum of 50% of their bonus awards tied to the Company's consolidated corporate operating profit, with the remainder of their bonus awards, if applicable, tied to their business unit performance. Participant award opportunities will vary depending upon individual levels of participation in the incentive plan (participation level). The Company designed the incentive plan with the idea that a portion of each executive's cash compensation should be tied to the financial and operating performance of the Company.

Payouts are calculated by multiplying (A) the incremental increase in operating profit over a specified target (amount can be anywhere from 10% (minimum) to 100% (target) to 200% (maximum)) by (B) the participant's base salary by (C) the participant's designated target percentage of base salary (participation level). For 2006, the chief executive officer's participation level was 100%, the chief financial officer's participation level was 80%, and the other executive officers' participation level was 75%.

Additionally, certain key executives including all executive officers were subject to a 25% maximum adjustment to their bonus payouts. If a predetermined capital employed target was exceeded, the bonus payout would be reduced by up to 25%. If a predetermined capital employed target was not exceeded, the bonus payout would be increased by up to 25%; provided that in no event may the 200% maximum target incentive amount be exceeded. The Compensation Committee does not have the discretion to increase or decrease payouts under the Company's annual cash incentive bonus plan.

Based on the Company's strong financial results (exceeding the maximum operating profit goal that was set for the incentive plan) and the structure and performance measures for the 2006 incentive plan described above, bonus payments were made to the Company's named executive officers, other than its chief executive officer, at the "maximum" level payout of 200% of the target incentive, as follows: Mr. Williams - $800,000; Mr. Neveu - $577,500; Mr. Reese - $577,500; and Mr. Rettig - $525,000. These bonus payouts reflected the strong financial performance the Company achieved in 2006.

The Company's incentive plan is designed to reward its executives in line with the financial performance of the Company on an annual basis. When the Company is achieving strong financial results, its executives will be rewarded well through its incentive plan. The Company believes this structure helps keep the executives properly motivated to continue helping the Company achieve these strong results. While the executives' financial benefit is reduced during times when the Company's performance is not as strong, other forms of the Company's compensation program, namely its long-term incentive compensation as well as base salary, help motivate its executives to remain with the Company to help it achieve strong financial and operational results, thereby benefiting the executive, the Company and its stockholders.

Long-Term Incentive Compensation

The primary purpose of the Company's long-term incentive compensation is to focus its executive officers on a longer-term perspective in their managerial responsibilities. This component of an executive officer's compensation directly links the officers' interests with those of the Company's other stockholders. In addition, long-term incentives encourage management to focus on the Company's long-term development and prosperity in addition to annual operating profits. This program helps balance long-term versus short-term business objectives, reinforcing that one should not be achieved at the expense of the other. The Company's Corporate Governance Guidelines encourage its directors and executive officers to own shares of the Company's stock and increase their ownership of those shares over time. However, the Company does not have any specific security ownership requirements or guidelines for its executives or directors.

The Company's long-term incentive compensation granted in 2006 was stock option grants. The goal of the stock option program is to provide a compensation program that is competitive within the industry while directly linking a significant portion of the executive's compensation to the enhancement of stockholder value. The ultimate value of any stock option is based solely on the increase in value of the shares of the Company's common stock over the grant price. Accordingly, stock options have value only if the Company's stock price appreciates from the date of grant. Additionally, the option holder must remain employed during the period required for the option to "vest", thus providing an incentive for an option holder to remain employed by the Company. This at-risk component of compensation focuses executives on the creation of stockholder value over the long-term.

The Company grants stock options to the Company's key executives based on competitive grants within the industry and based on the level of long-term incentives appropriate for the competitive long-term compensation component of total compensation. Such executives are eligible to receive stock options annually with other key managers being eligible on a discretionary basis. Eligibility for an award does not ensure receipt of a stock option award. Options are granted with an exercise price per share equal to the fair market value of the Company's common stock on the date of grant and generally vest in equal annual installments over a three-year period, and have a ten-year term subject to earlier termination. Option grants must be reviewed and approved by the Compensation Committee.

In February 2006, the Compensation Committee reviewed stock option grants proposed by Company management to certain key employees of the Company, including executive officers. The stock option program is focused on employees who will have a greater impact on the direction and long-term results of the Company by virtue of their senior roles and responsibilities. In 2006, stock option grants were made to a total of 638 individuals. The Company presented data, based on information available in public filings, to the Compensation Committee showing that its option programs on a pro forma basis have historically been in-line with its oilfield service peers. The Company noted that the 2006 stock option grant would be consistent with the total amount of options granted by National Oilwell and Varco International on a combined basis in 2005, as well as with the timing of past stock option grants. The Company also noted the impact of FAS123R option expensing that went into effect at the beginning of 2006.

Based on the foregoing, options were granted to the Company's named executive officers, other than its chief executive officer, as follows: Mr. Williams – 50,000; Mr. Neveu – 30,000; Mr. Reese – 30,000; and Mr. Rettig – 30,000. The options were granted at a price equal to the closing trading price of the Company's common stock on the New York Stock Exchange on the date of approval of the grants by the Compensation Committee. Each of such options has a term of ten years and vests in three equal annual installments commencing on the first anniversary of the grant. The amount of such stock option grants to the above named executive officers is consistent with the level of past stock option grants by the Company.

The Company recognizes that its stock price fluctuates over time, and in certain cases quite significantly. As stock option grants have historically been granted on an annual basis during the first quarter of the calendar year, executives who have been employed with the Company for some time have received grants with varying exercise prices. This option grant process has helped incentivize its executives to continue employment with the Company during times when the Company's stock performance is not as positive, allowing its executives to receive option grants with lower exercise prices during those times. Additionally, the ten year term of the options also helps reward its executives who remain with the Company, as it provides the executives time, so long as they continue employment with the Company, to realize financial benefits from their option grants after vesting.

The Company believes that stock option grants must be sufficient in size and duration to provide a long-term performance and retention incentive for executives and to increase their interest in the appreciation of the Company's stock. The number of options granted to executives is based on Company performance and individual performance assessments. The Company believes that stock option grants at a competitive level, with certain vesting requirements, are an effective way of promoting the long-term nature of its business.

Retirement, Health and Welfare Benefits

The Company offers retirement, health and welfare programs to all eligible employees. The Company's executive officers generally are eligible for the same benefit programs on the same basis as the rest of the Company's employees. The health and welfare programs cover medical, pharmacy, dental, vision, life, accidental death and dismemberment and disability insurance.

The Company offers retirement programs that are intended to supplement the employee's personal savings. The programs include the National Oilwell Varco, Inc. 401(k) and Retirement Savings Plan ("401k Plan") and National Oilwell Varco, Inc. Supplemental Savings Plan ("Supplemental Plan"). The Company's U.S. employees, including its executives, are generally eligible to participate in the 401k Plan. Employees of the Company whose base salary meets or exceeds a certain dollar threshold established by the Company's benefits plan administrative committee are eligible to participate in the Supplemental Plan ("Supplemental Employees"). Participation in the 401k Plan and Supplemental Plan are voluntary.

The Company established the 401k Plan to allow employees to save for retirement through a tax-advantaged combination of employee and Company contributions and to provide employees the opportunity to directly manage their retirement plan assets through a variety of investment options. The 401k Plan allows eligible employees to elect to contribute a portion of their eligible compensation into the 401k Plan. Wages and salaries from the Company are generally considered eligible compensation. Employee contributions are matched in cash by the Company at the rate of $1.00 per $1.00 employee contribution for the first 4% of the employee's salary. In addition, the Company makes cash contributions for all eligible employees between 2.5% and 5.5% of their salary depending on the employee's full years of service with the Company. Such contributions vest immediately. The 401k Plan offers 11 different investment options, for which the participant has sole discretion in determining how both the employer and employee contributions are invested. The 401k Plan does provide the Company's employees the option to invest directly in the Company's stock. The 401k Plan offers in-service withdrawals in the form of loans and hardship distributions.

The Company established the Supplemental Plan, a non-qualified plan, to

- allow Supplemental Employees to continue saving towards retirement when, due to compensation and contribution ceilings established under the Code, they can no longer contribute to the 401k Plan; and

- provide Company base and matching contributions that cannot be contributed to the 401k Plan due to compensation and contribution ceilings established under the Code.

Compensation which may be deferred into the Supplemental Plan includes wages and salaries from the Company and bonus payments made under the Company's incentive plan. Supplemental Employees may elect to defer a percentage of their base pay and bonus payments received under the Company's incentive plan into the Supplemental Plan. Contributions in the Supplemental Plan vest immediately. The investment options offered in the Supplemental Plan are similar to the investment options offered in the 401k Plan.

Compensation of the Chief Executive Officer

The Compensation Committee determines the compensation of the chief executive officer based on leadership, meeting operational goals, executing the Company's business plan, and achieving certain financial results. Components of Mr. Miller's compensation for 2006 were consistent with those for executive officers as described above and included base salary, participation in the annual incentive plan and the grant of stock options.

In considering Mr. Miller's salary level, the Compensation Committee, generally on an annual basis, reviews the compensation level of chief executive officers of oilfield service companies with varying ranges of market capitalization and revenues and considers Mr. Miller's individual performance and success in achieving the Company's strategic objectives. In 2006, based on this review, Mr. Miller received an option to purchase 100,000 shares of National Oilwell Varco common stock, with terms consistent with the options granted to the other executives described above, and he was paid a bonus at the maximum 200% level of $1,600,000 under the annual incentive plan. Mr. Miller asked that his base salary not be adjusted in 2006, as his salary had been reviewed and increased after the Varco merger in 2005, and he agreed that the Company would maintain his 2005 year end base salary of $800,000 for 2006.

U.S. Income Tax Limits on Deductibility

Section 162(m) of the Code imposes a $1 million limitation on the deductibility of certain compensation paid to our chief executive officer and the next four highest paid executives. Excluded from the limitation is compensation that is "performance based." For compensation to be performance based, it must meet certain criteria, including being based on predetermined objective standards approved by stockholders. Although the Compensation Committee takes the requirements of Section 162(m) into account in designing executive compensation, there may be circumstances when it is appropriate to pay compensation to our five highest paid executives that does not qualify as "performance based compensation" and thus is not deductible by us for federal income tax purposes. Our stock option grants are designed to be "performance based compensation."

Option Grant Practices

Historically, the Company has granted stock options to its key employees, including executives, in the first quarter of the year. The Company does not have any program, plan or practice to time its option grants to its executives in coordination with the release of material non-public information, and has not timed its release of material non-public information for the purposes of affecting the value of executive compensation. The Company does not set the grant date of its stock option grants to new executives in coordination with the release of material non-public information.

The Compensation Committee has the responsibility of approving any Company stock option grants. The Compensation Committee does not delegate material aspects of long-term incentive plan administration to any other person. The Company's senior executives in coordination with the Compensation Committee set a time for the committee to meet during the first quarter of the year to review and approve stock option grants proposed by the senior executives. The specific timing of the meeting during the quarter is dependent on committee member schedules and availability and the Company finalizing its stock option grant proposal. If approved by the Compensation Committee, the grant date for the stock option grant is the date the committee meets and approves the grant, with the exercise price for the option grant being based on the Company's closing stock price on the date of grant.

Recent Developments

On March 1, 2007, the Compensation Committee approved the performance terms of the 2007 National Oilwell Varco Incentive Plan (the "2007 Incentive Plan"). Under the 2007 Incentive Plan, certain exempt employees of the Company, including its executive officers, are entitled to earn cash bonus compensation based upon the Company's achievement of certain specified operating profit targets based on the Company's financial plan. Each participant is assigned to one of twelve target levels based on that participant's level of responsibility at the Company. Each target level is assigned a target percentage of base salary that will be used to determine a participant's bonus. The amount of a participant's bonus is calculated by multiplying (A) the incremental increase in operating profit over a specified target by (B) the participant's base salary by (C) the participant's designated target percentage of base salary. Assuming the Company achieves its target operating profit, participants in the first two target levels, the chief executive officer and chief financial officer, are eligible to receive a bonus payment of 100% and 80% of their base salary, respectively. Participants in the third target level, which includes certain other senior executive officers, are eligible to receive a bonus payment equal to 75% of their base salary if the Company achieves target operating profit. In addition, certain key executives are subject to a bonus increase or decrease if a specified "capital employed" target is under- or over-achieved. "Capital employed" is defined as the sum of the Company's (a) total assets, excluding cash, minus (b) total liabilities, excluding debt.

On March 1, 2007, the Compensation Committee also approved the grant of stock options to its named executive officers pursuant to the National Oilwell Varco, Inc. Long-Term Incentive Plan, as follows:

Name	Securities Underlying Options (#)
Merrill A. Miller, Jr.	50,000
Clay C. Williams	25,000
Kevin A. Neveu	15,000
Mark A. Reese	15,000
Dwight W. Rettig	15,000

The exercise price of the stock options is $70.45 per share, which was the closing stock price of National Oilwell Varco, Inc. common stock on the date of grant. The stock options have terms of ten years from the date of grant and vest in three equal annual installments beginning on the first anniversary of the date of the grant.

On March 26, 2007, the Compensation Committee approved the grant of performance vesting restricted stock awards to its named executive officers pursuant to the National Oilwell Varco, Inc. Long-Term Incentive Plan, as follows:

Name	Shares of Restricted Stock (18 Months) (#)	Shares of Restricted Stock (36 Months) (#)
Merrill A. Miller, Jr.	12,500	25,000
Clay C. Williams	6,250	12,500
Kevin A. Neveu	3,750	7,500
Mark A. Reese	3,750	7,500
Dwight W. Rettig	3,750	7,500

The restricted stock awards granted by the Company to its executive officers are as follows: (1) one set of grants vest 100% on the eighteen month anniversary of the date of grant ("18 Month Grant"), and (2) one set of grants vest 100% on the third anniversary of the date of grant ("36 Month Grant"), with the 18 Month Grant contingent on the Company's operating income level growth, measured on a percentage basis, from January 1, 2007 to June 30, 2008 exceeding the median operating income level growth for a designated peer group over the same period, and with the 36 Month Grant contingent on the Company's average operating income level growth, measured on a percentage basis, from January 1, 2007 to December 31, 2009 exceeding the median operating income level growth for a designated peer group over the same period. One-time, non-recurring, non-operational gains or charges to income taken by the Company or any member of the designated peer group that are publicly reported would be excluded from the income calculation and comparison set forth above. If the Company's operating income level growth does not exceed the median operating income level growth of the designated peer group over the designated period, the applicable restricted stock award grant for the executives will not vest and would be forfeited.

Employment Contracts and Termination of Employment and Change-in-Control Arrangements

Miller, Neveu, Reese and Rettig

The Company entered into an employment agreement on January 1, 2002 with Mr. Miller. Under the employment agreement, Mr. Miller is provided a base salary, currently set at $800,000. The employment agreement also entitles him to receive an annual bonus and to participate in the Company's incentive, savings and retirement plans. The agreement has a term of three years and is automatically extended on an annual basis. The agreement provides for a base salary, participation in employee incentive plans, and employee benefits as generally provided to all employees.

In addition, the agreement contains certain termination provisions. If the employment relationship is terminated by the Company for any reason other than

- voluntary termination;
- termination for cause (as defined);
- death; or
- long-term disability;

or if the employment relationship is terminated by the employee for Good Reason, the employee is entitled to receive three times the sum of his current base salary plus the highest annual bonus received by the employee over the preceding three-year period, three times the amount equal to the total of the employer matching contributions under the Company's 401(k) Plan and Supplemental Plan, and three years participation in the Company's welfare and medical benefit plans. The employee shall have the right, during the 60-day period after such termination, to elect to surrender all or part of any stock options held by the employee at the time of termination, whether or not exercisable, for a cash payment equal to the spread between the exercise price of the option and the highest reported per share sales price during the 60-day period prior to the date of termination. Any option not so surrendered will remain exercisable until the earlier of one year after the date of termination or the stated expiration date of the specific option grant.

Under the agreement, termination by the employee for "Good Reason" means

- the assignment to the employee of any duties inconsistent with his current position or any action by the Company that results in a diminution in the employee's position, authority, duties or responsibilities;
- a failure by the Company to comply with the terms of the agreement; or
- the requirement of the employee to relocate or to travel to a substantially greater extent than required at the date of the agreement.

In addition, compensation will be "grossed up" for any excise tax imposed under Section 4999 of the Internal Revenue Code as a result of any payment or benefit provided to Mr. Miller under the employment agreement. The agreement also contains restrictions on competitive activities and solicitation of our employees for three years following the date of termination.

We entered into employment agreements on January 1, 2002 with Messrs. Neveu, Reese and Rettig that contain certain termination provisions. Under the employment agreements, Messrs. Neveu, Reese and Rettig are provided base salary. The agreements have a one-year term and are automatically extended on an annual basis. The agreements also provide for participation in employee incentive plans, and employee benefits as generally provided to all employees. If the employment relationship is terminated by the Company for any reason other than

- voluntary termination;
- termination for cause (as defined);
- death; or
- long-term disability;

or if the employment relationship is terminated by the employee for Good Reason, the employee is entitled to receive the sum of his current base salary plus the highest annual bonus he would be entitled to earn under the current year incentive plan and an amount equal to the total of the employer matching contributions under the Company's 401(k) Plan and Supplemental Plan, and one year's participation in the Company's welfare and medical benefit plans. The agreements also contain restrictions on competitive activities and solicitation of our employees for one year following the date of termination.

Additionally, the Company's stock option agreements provide for full vesting of unvested outstanding options in the event of a change of control of the Company and a change in the optionee's responsibilities following a change of control.

Williams

The Company assumed the Amended and Restated Executive Agreement entered into on December 19, 2003 by Varco with Mr. Williams. The agreement has an initial term that continues in effect through December 31, 2006 and is automatically extended for one or more additional terms of three (3) years each. The agreement contains certain termination provisions, as further described below under "Varco Change in Control Severance Plan".

Varco Supplemental Executive Retirement Plan. Mr. Williams was a participant in the Amendment and Restatement of the Supplemental Executive Retirement Plan of Varco which was assumed by the Company as a result of the Merger (the "Amended SERP"). The Amended SERP provides for retirement, death and disability benefits, payable over ten years. The annual benefit amount is generally equal to 50% of the average of a participant's highest five calendar years of base salary, or if greater, in the case of a change of control that occurs prior to January 1, 2006 (which occurred as a result of the Merger), 50% of the average salary in effect since January 2001. This annual benefit is subject to a service reduction in the event the participant retires or his employment is terminated prior to reaching age 65 (excluded from this reduction are terminations following a change in control).

Mr. Williams is currently fully vested in the benefits provided by the Amended SERP. Based on historical earnings and presuming normal retirement at age 65, Mr. Williams would be entitled to an annual benefit of approximately $159,000.

Amendment and Restatement of the Varco Executive Retiree Medical Plan. Mr. Williams was a participant in the Amendment and Restatement of the Varco International, Inc. Executive Retiree Medical Plan which was assumed by the Company as a result of the Merger (the "Medical Plan"). Upon and following (i) certain retirements of a participant at or after age 55, or (ii) the death or disability of a participant, or (iii) terminations of a participant prior to age 55 (but benefits are not payable until age 55), the participant, his spouse and dependent children shall be provided the medical, dental, vision and prescription drug benefits that are then provided to the Company's executive officers. These Medical Plan benefits are, however, conditioned upon the Company's receipt of a monthly cash contribution in an amount not greater than that paid by the executive officers for similar benefits, and, in certain circumstances, the participant having achieved 10 years of service with the Company or any of its predecessor companies prior to retirement or termination of employment.

Mr. Williams is currently fully vested in the benefits provided by the Medical Plan.

Varco Change in Control Severance Plan. Mr. Williams (for purposes of this subsection, an "executive") was a participant in the Varco change in control severance plan, which was assumed by the Company as a result of the Merger.

The change in control severance plan provides benefits if the executive is terminated other than for cause or if the executive terminates his employment for good reason (each as defined below) within twenty four months of a qualifying change in control. Upon such qualifying termination following a change in control, the executive is entitled to severance compensation and benefits, including those set forth below:

- A lump sum payment equal to three times base salary;
- A lump sum cash payment equal to the participant's annual bonus at the higher of Expected Value (as defined) or actual results during the year of termination, which is pro-rated to the date of termination;
- A lump sum payment equal to three times bonus at expected value;
- Full vesting of all accrued benefits under the Company's 401(k) Plan, SERP, Supplemental Plan and Medical Plan, as applicable;
- A lump sum payment equal to three years of expected Company contributions under the Company's 401(k) Plan and Supplemental Plan;
- Full vesting of any restricted stock awards and payment of awards earned under any intermediate or long-term bonus plan;
- An extended option exercise period; and
- The gross-up of certain payments, subject to excise taxes under the Internal Revenue Code as "parachute payments," so that the participant receives the same amount he would have received had there been no applicable excise taxes.

Under the change in control severance plan, a participant is also entitled to receive, upon a qualifying termination, medical and dental benefits (based on the cost sharing arrangement in place on the date of termination) and automobile benefits, each throughout the three year payout period, and outplacement services valued at not more than 15% of base salary.

Under the terms of the amended and restated executive agreement, which contains the change of control severance plan, the term "cause" means:

- executive's conviction of a felony involving moral turpitude, dishonesty or a breach of trust towards the Company;
- executives commission of any act of theft, fraud, embezzlement or misappropriation against the Company that is materially injurious to the Company regardless of whether a criminal conviction is obtained;
- executive's willful and continued failure to devote substantially all of his business time to the Company's business affairs (excluding failures due to illness, incapacity, vacations, incidental civic activities and incidental personal time) which failure is not remedied within a reasonable time after a written demand by the Company specifically identifying executive's failure is delivered by the Company;
- executive's unauthorized disclosure of confidential information of the Company that is materially injurious to the Company; or
- executive's knowing or willful material violation of federal or state securities laws, as determined in good faith by the Company's board of directors.

Under the terms of the amended and restated executive agreement, which contains the change of control severance plan, the term "good reason" means:

- failure to re-elect or appoint the executive to any corporate office or directorship held at the time of the change of control or a material reduction in executive's authority, duties or responsibilities (including status, offices, titles and reporting requirements) or if executive is assigned duties or responsibilities inconsistent in any material respect from those of executive at the time of the relevant change of control all on the basis of which executive makes a good faith determination that the terms of his employment have been detrimentally and materially affected;
- a material reduction of executive's compensation, benefits or perquisites, including annual base salary, annual bonus, intermediate or long-term cash or equity incentive opportunities or plans from those in effect prior to the change of control;
- The Company fails to obtain a written agreement satisfactory to executive from any successor or assigns of the Company to assume and perform the amended and restated executive agreement; or
- The Company requires executive to be based at any office located more than fifty (50) miles from the Company's current offices without executive's consent.

Potential Payments Upon Termination or Change in Control

The Company has entered into certain agreements and maintains certain plans that will require the Company to provide compensation to the Named Executive Officers in the event of a termination of employment or change in control of the Company. The amount of compensation payable to each Named Executive Officer in each situation is listed in the tables below.

The following table describes the potential payments upon termination or change in control of the Company for Merrill A. Miller, Jr., the Company's Chief Executive Officer.

Executive Benefits and Payments Upon Termination (1)	**Involuntary Not for Cause Termination (2)**
Base Salary (3 times base of $800,000)	$2,400,000
Highest Bonus (times 3)	$4,800,001
Continuing welfare and medical benefits	$50,000
Retirement Contribution and Matching	$110,400
Value of Unvested Stock Options	$1,223,703
Value of Unvested Restricted Stock	$2,202,480
Estimated Tax Gross Up	$3,595,167
Total:	$14,381,751

(1) For purposes of this analysis, we assumed the Executive's compensation is as follows: current base salary equal to $800,000 and 2006 bonus payment as highest bonus earned. Unvested stock options include 33,334 options from 2004 grant at $28.22/share, 42,667 options from 2005 grant at $58.25/share, and 100,000 options from 2006 grant at $66.58/share. Value of unvested stock options based on a share price of $61.18, the Company's closing stock price on December 29, 2006.

(2) Assumes the employment relationship is terminated by the Company for any reason other than voluntary termination, termination for cause, death, or disability, or if the employment relationship is terminated by the executive for "Good Reason", as of December 31, 2006. Termination by the executive for "Good Reason" means the assignment to the employee of any duties inconsistent with his current position or any action by the Company that results in a

diminution in the executive's position, authority, duties or responsibilities; a failure by the Company to comply with the terms of the executive's employment agreement; or the requirement of the executive to relocate or to travel to a substantially greater extent than required at the date of the employment agreement.

The following table describes the potential payments upon termination or change in control of the Company for Clay C. Williams, the Company's Chief Financial Officer.

Executive Benefits and Payments Upon Termination (1)	**Involuntary Not for Cause Termination (2)**
Base Salary (3 times)	$1,500,000
Expected Value Bonus (times 3)	$569,760
Continuing welfare and medical benefits	$50,000
Retirement Contribution and Matching	$112,500
Value of Unvested Stock Options	$436,240
Car Allowance and Fuel Card	$39,198
Outplacement Services (3)	$75,000
Estimated Tax Gross Up	$927,473
Total:	$3,710,171

(1) For purposes of this analysis, we assumed the Executive's compensation is as follows: current base salary equal to $500,000 and 2006 bonus payment as highest bonus earned. Unvested stock options include 17,562 options from 2005 grant at $36.34/share, and 50,000 options from 2006 grant at $66.58/share. Value of unvested stock options based on a share price of $61.18, the Company's closing stock price on December 29, 2006.

(2) Assumes the employment relationship is terminated by the Company for other than cause or if the executive terminates his employment for good reason, as of December 31, 2006, as further described under the caption "Williams" on page 34.

(3) Executive also entitled to outplacement services valued at not more than 15% of base salary. For purposes of this analysis, we valued the outplacement services at 15% of base salary.

The following table describes the potential payments upon termination or change in control of the Company for Kevin A. Neveu, the Company's Group President – Rig Technology.

Executive Benefits and Payments Upon Termination (1)	**Involuntary Not for Cause Termination (2)**
Base Salary	$385,000
Highest Bonus	$577,500
Continuing welfare and medical benefits	$16,666
Retirement Contribution and Matching	$21,797
Value of Unvested Stock Options	$801,200
Total:	$1,802,163

(1) For purposes of this analysis, we assumed the Executive's compensation is as follows: current base salary equal to $385,000 and 2006 bonus payment as highest bonus earned. Unvested stock options include 10,000 options from 2004 grant at $28.22/share, 20,000 options

from 2005 grant at $37.60/share, and 30,000 options from 2006 grant at $66.58/share. Value of unvested stock options based on a share price of $61.18, the Company's closing stock price on December 29, 2006.

(2) Assumes the employment relationship is terminated by the Company for any reason other than voluntary termination, termination for cause, death, or disability, or if the employment relationship is terminated by the executive for "Good Reason", as of December 31, 2006. Termination by the executive for "Good Reason" means the assignment to the employee of any duties inconsistent with his current position or any action by the Company that results in a diminution in the executive's position, authority, duties or responsibilities; a failure by the Company to comply with the terms of the executive's employment agreement; or the requirement of the executive to relocate or to travel to a substantially greater extent than required at the date of the employment agreement.

The following table describes the potential payments upon termination or change in control of the Company for Mark A. Reese, the Company's Group President – Expendable Products.

Executive Benefits and Payments Upon Termination (1)	**Involuntary Not for Cause Termination (2)**
Base Salary	$385,000
Highest Bonus	$577,500
Continuing welfare and medical benefits	$16,666
Retirement Contribution and Matching	$29,444
Value of Unvested Stock Options	$801,200
Total:	$1,809,810

(1) For purposes of this analysis, we assumed the Executive's compensation is as follows: current base salary equal to $385,000 and 2006 bonus payment as highest bonus earned. Unvested stock options include 10,000 options from 2004 grant at $28.22/share, 20,000 options from 2005 grant at $37.60/share, and 30,000 options from 2006 grant at $66.58/share. Value of unvested stock options based on a share price of $61.18, the Company's closing stock price on December 29, 2006.

(2) Assumes the employment relationship is terminated by the Company for any reason other than voluntary termination, termination for cause, death, or disability, or if the employment relationship is terminated by the executive for "Good Reason", as of December 31, 2006. Termination by the executive for "Good Reason" means the assignment to the employee of any duties inconsistent with his current position or any action by the Company that results in a diminution in the executive's position, authority, duties or responsibilities; a failure by the Company to comply with the terms of the executive's employment agreement; or the requirement of the executive to relocate or to travel to a substantially greater extent than required at the date of the employment agreement.

The following table describes the potential payments upon termination or change in control of the Company for Dwight W. Rettig, the Company's Vice President, General Counsel and Secretary.

Executive Benefits and Payments Upon Termination (1)	**Involuntary Not for Cause Termination (2)**
Base Salary	$350,000
Highest Bonus	$525,000

Executive Benefits and Payments Upon Termination (1)	Involuntary Not for Cause Termination (2)
Continuing welfare and medical benefits	$16,666
Retirement Contribution and Matching	$22,246
Value of Unvested Stock Options	$801,200
Total:	$1,715,112

(1) For purposes of this analysis, we assumed the Executive's compensation is as follows: current base salary equal to $350,000 and 2006 bonus payment as highest bonus earned. Unvested stock options include 10,000 options from 2004 grant at $28.22/share, 20,000 options from 2005 grant at $37.60/share, and 30,000 options from 2006 grant at $66.58/share. Value of unvested stock options based on a share price of $61.18, the Company's closing stock price on December 29, 2006.

(2) Assumes the employment relationship is terminated by the Company for any reason other than voluntary termination, termination for cause, death, or disability, or if the employment relationship is terminated by the executive for "Good Reason", as of December 31, 2006. Termination by the executive for "Good Reason" means the assignment to the employee of any duties inconsistent with his current position or any action by the Company that results in a diminution in the executive's position, authority, duties or responsibilities; a failure by the Company to comply with the terms of the executive's employment agreement; or the requirement of the executive to relocate or to travel to a substantially greater extent than required at the date of the employment agreement.

EXECUTIVE COMPENSATION

The following table sets forth for the year ended December 31, 2006 the compensation paid by the Company to its Chief Executive Officer and Chief Financial Officer and three other most highly compensated executive officers (the "Named Executive Officers") serving in such capacity at December 31, 2006.

Summary Compensation Table

Name and Principal Position (a)	Year (b)	Salary ($) (c)	Bonus ($) (d)	Stock Awards ($) (e)	Option Awards ($)(1) (f)	Non-Equity Incentive Plan Compensation ($) (g)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($) (h)	All Other Compensation ($)(2) (i)	Total ($) (j)
Merrill A. Miller, Jr. *President and CEO*	2006	$800,000	-	-	$2,495,264	$1,600,000	-	$36,800	$4,932,064
Clay C. Williams *Sr. Vice President and CFO*	2006	$474,800	-	-	$454,894	$800,000	-	$35,057	$1,764,751
Kevin A. Neveu *Group President Rig Technology*	2006	$373,231	-	-	$499,260	$577,500	-	$21,205	$1,471,196
Mark A. Reese *Group President Expendable*	2006	$373,231	-	-	$499,260	$577,500	-	$27,667	$1,477,658

Products									
Dwight W. Rettig *VP, General Counsel & Secretary*	2006	$336,154	-	-	$499,260	$525,000	-	$22,246	$1,382,660

(1) Assumptions made in calculating the value of option awards are further discussed in Item 15. Exhibits, Financial Statement Schedules – Notes to Consolidated Financial Statements, Note 13, of the Company's Form 10-K for the fiscal year ended December 31, 2006.

(2) The amounts include:

(a) The Company's cash contributions for 2006 under the National Oilwell Varco 401(k) and Retirement Savings Plan, a defined contribution plan, on behalf of Mr. Miller - $16,500; Mr. Williams - $14,333; Mr. Neveu - $15,802; Mr. Reese - $20,006; and Mr. Rettig - $17,600.

(b) The Company's cash contributions for 2006 under the National Oilwell Varco Supplemental Savings Plan, a defined contribution plan, on behalf of Mr. Miller - $20,300; Mr. Williams - $20,724; Mr. Neveu - $5,403; Mr. Reese - $7,661; and Mr. Rettig - $4,646.

Grants of Plan Based Awards

The following table provides information concerning stock options granted to Named Executive Officers during the fiscal year ended December 31, 2006. The Company has granted no stock appreciation rights.

Grants of Plan-Based Awards

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards (1)
		Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)				
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)	(k)	(l)
Merrill A. Miller, Jr.	2/21/06								100,000	$66.58	$2,379,000
Clay C. Williams	2/21/06								50,000	$66.58	$1,189,500
Kevin A. Neveu	2/21/06								30,000	$66.58	$713,700
Mark A.	2/21/06								30,000	$66.58	$713,700

Reese											
Dwight W. Rettig	2/21/06								30,000	$66.58	$713,700

(1) Assumptions made in calculating the value of option awards are further discussed in Item 15. Exhibits, Financial Statement Schedules – Notes to Consolidated Financial Statements, Note 13, of the Company's Form 10-K for the fiscal year ended December 31, 2006.

Exercises and Holdings of Previously-Awarded Equity Disclosure

The following table provides information regarding outstanding awards that have been granted to Named Executive Officers where the ultimate outcomes of such awards have not been realized, as of December 31, 2006.

Outstanding Equity Awards at Fiscal Year-End

	Option Awards					Stock Awards			
Name (a)	Number of Securities Underlying Unexercised Options (#) Exercisable (b)	Number of Securities Underlying Unexercised Options (#) Unexercisable (c)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#) (d)	Option Exercise Price ($) (e)	Option Expiration Date (f)	Number of Shares or Units of Stock That Have Not Vested (#) (g)	Market Value of Shares or Units of Stock That Have Not Vested ($) (h)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#) (i)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested (S) (j)
Merrill A. Miller, Jr.		100,000 (1)		$66.58	2/22/16	36,000	$2,202,480		
	21,333	42,667 (2)		$58.25	10/13/15				
		33,334 (3)		$28.22	3/12/14				
Clay C. Williams		50,000 (1)		$66.58	2/22/16				
	28,685			$26.17	1/28/14				
	8,781	17,562 (4)		$36.34	1/26/15				
Kevin A. Neveu		30,000 (1)		$66.58	2/22/16				
		20,000 (5)		$37.60	2/8/15				
		10,000 (3)		$28.22	3/12/14				
Mark A. Reese		30,000 (1)		$66.58	2/22/16				
		20,000 (5)		$37.60	2/8/15				

		10,000 (3)		$28.22	3/12/14				
Dwight W. Rettig		30,000 (1)		$66.58	2/22/16				
	10,000	20,000 (5)		$37.60	2/8/15				
	10,000	10,000 (3)		$28.22	3/12/14				
	10,000			$20.14	2/15/13				

(1) Stock options vest at the rate of 33 1/3%/year, with vesting dates of 2/21/07, 2/21/08 and 2/21/09.
(2) Stock options vest at the rate of 33 1/3%/year, with vesting dates of 10/12/06, 10/12/07 and 10/12/08.
(3) Stock options vest at the rate of 33 1/3%/year, with vesting dates of 3/11/05, 3/11/06 and 3/11/07.
(4) Stock options vest at the rate of 33 1/3%/year, with vesting dates of 1/26/06, 1/26/07 and 1/26/08.
(5) Stock options vest at the rate of 33 1/3%/year, with vesting dates of 2/7/06, 2/7/07 and 2/7/08.

The following table provides information on the amounts received by the Named Executive Officers during 2006 upon exercise of stock options.

Option Exercises and Stock Vested

	Option Awards		Stock Awards	
Name (a)	Number of Shares Acquired on Exercise (#) (b)	Value Realized on Exercise ($) (c)	Number of Shares Acquired on Vesting (#) (d)	Value Realized on Vesting ($) (e)
Merrill A. Miller, Jr.	83,333	$3,633,052		
Clay C. Williams	59,041	$3,025,729		
Kevin A. Neveu	30,000	$1,223,472		
Mark A. Reese	30,000	$1,210,700		
Dwight W. Rettig	0	$0		

Post-Employment Compensation

The following table provides information on nonqualified deferred compensation provided under the Supplemental Plan to the Named Executive Officers during the fiscal year ended December 31, 2006. For a more detailed discussion, see the section titled "Compensation Discussion and Analysis – Retirement, Health and Welfare Benefits".

Nonqualifed Deferred Compensation

Name (a)	Executive Contributions in Last FY ($) (b)	Registrant Contributions in Last FY ($) (c)	Aggregate Earnings in Last FY ($) (d)	Aggregate Withdrawals/ Distributions ($) (e)	Aggregate Balance at Last FYE ($) (f)
Merrill A. Miller, Jr.	$0	$20,230	$2,568	-	$75,975
Clay C. Williams	$85,177	$20,724	$38,826	-	$427,325
Kevin A. Neveu	$0	$5,403	$2,130	-	$10,586
Mark A. Reese	$0	$7,661	$4,144	-	$15,096
Dwight W. Rettig	$0	$4,646	-$514	-	$4,132

Certain Relationships and Related Transactions

We transact business with companies with which certain of our Directors are affiliated. All transactions with these companies are on terms competitive with other third party vendors, and none of these is material either to us or any of these companies.

A "conflict of interest" occurs when a director or executive officer's private interest interferes in any way, or appears to interfere, with the interests of the Company. Conflicts of interest can arise when a director or executive officer, or a member of his or her immediate family, have a direct or indirect material interest in a transaction with us. Conflicts of interest also arise when a director or executive officer, or a member of his or her immediate family, receives improper personal benefits as a result of his or her position as a director or executive officer of the Company. The Company's Code of Business Conduct and Ethics for Members of the Board of Directors and Executive Officers provides that directors and executive officers must avoid conflicts of interests with the Company. Any situation that involves, or may reasonably be expected to involve, a conflict of interest with the Company must be disclosed immediately to the Chair of the Company's Audit Committee for his review and approval or ratification. This code also provides that the Company shall not make any personal loans or extensions of credit to nor become contingently liable for any indebtedness of directors or executive officers or a member of his or her family.

Compensation Committee Report

The responsibilities of the Compensation Committee, which are set forth in the Compensation Committee Charter adopted by the Board of Directors, include approving and evaluating all compensation of directors and executive officers, including salaries, bonuses, and compensation plans, policies and programs of the Company.

We have reviewed and discussed with senior management the Compensation Discussion & Analysis section included in this proxy statement. Based on this review and discussion, the Compensation Committee recommended to the Board of Directors that the Compensation Discussion & Analysis be included in the Company's 2007 proxy statement.

Members of the Compensation Committee
Jeffery A. Smisek, Committee Chairman
Robert E. Beauchamp
Ben A. Guill

DIRECTOR COMPENSATION

Directors who are employees of the Company do not receive compensation for serving on the Board of Directors. The following table sets forth the compensation paid by the Company to its non-employee members of the Board of Directors for the year ended December 31, 2006. For a more detailed discussion, see the section titled "Committees and Meetings of the Board – Board Compensation".

Director Compensation

Name (a)	Fees Earned or Paid in Cash ($) (b)	Stock Awards ($) (c)	Option Awards ($) (d)(2)	Non-Equity Incentive Plan Compensation ($) (e)	Change in Pension Value and Nonqualified Deferred Compensation Earnings (f)	All Other Compensation ($) (g)	Total ($) (h)
Greg L. Armstrong	$69,000	-	$104,156	-	-	-	$173,156
Robert E. Beauchamp	$73,500	-	$128,138	-	-	-	$201,638
Ben A. Guill	$75,500	-	$128,138	-	-	-	$203,638
David D. Harrison	$76,500	-	$128,138	-	-	-	$204,638
Roger L. Jarvis	$59,000	-	$128,138	-	-	-	$187,138
Eric L. Mattson	$69,000	-	$115,027	-	-	-	$184,027
Jeffery A. Smisek	$68,500	-	$109,239	-	-	-	$177,739
James D. Woods (1)	$73,500	-	$321,619	-	-	-	$395,119

(1) Mr. Woods retired as a Member of the Board of Directors on December 31, 2006.

(2) The grant date fair value of the option awards granted to the directors in 2006 are as follows: Mr. Armstrong - $190,320; Mr. Beauchamp - $190,320; Mr. Guill - $190,320; Mr. Harrison - $190,320; Mr. Jarvis - $190,320; Mr. Mattson - $190,320; Mr. Smisek - $190,320; and Mr. Woods - $190,320.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

The rules of the SEC require that the Company disclose late filings of reports of stock ownership (and changes in stock ownership) by its directors, executive officers, and beneficial owners of more than ten percent of the Company's stock. The Company has undertaken responsibility for preparing and filing the stock ownership forms required under Section 16(a) of the Exchange Act on behalf of its officers and directors. Based upon a review of forms filed and information provided by the Company's officers and directors, we believe that all Section 16(a) reporting requirements were met during 2006, except that Mr. Roger L. Jarvis, a Director of the Company, had one late Form 4 to report an acquisition of shares of the Company.

STOCKHOLDER PROPOSALS FOR THE 2008 ANNUAL MEETING

If you wish to submit proposals to be included in our 2008 proxy statement, we must receive them on or before December 28, 2007. Please address your proposals to: **Dwight W. Rettig, Vice President, General Counsel and Secretary, National Oilwell Varco, Inc., 10000 Richmond Avenue—6th Floor, Houston, Texas 77042.**

If you wish to submit proposals at the meeting that are not eligible for inclusion in the proxy statement, you must give written notice no later than March 12, 2008 to: **Dwight W. Rettig, Vice President, General Counsel and Secretary, National Oilwell Varco, Inc., 10000 Richmond Avenue—6th Floor, Houston, Texas 77042.** If you do not comply with this notice provision, the proxy holders will be allowed to use their discretionary voting authority on the proposal when it is raised at the meeting. In addition, proposals must also comply with National Oilwell Varco's by-laws and the rules and regulations of the SEC.

ANNUAL REPORT AND OTHER MATTERS

At the date this proxy statement went to press, we did not know of any other matters to be acted upon at the meeting other than the election of directors and ratification of the appointment of independent auditors as discussed in this proxy statement. If any other matter is presented, proxy holders will vote on the matter in accordance with their best judgment.

National Oilwell Varco's 2006 Annual Report on Form 10-K filed on February 27, 2007 is included in this mailing, but is not considered part of the proxy solicitation materials.

By order of the Board of Directors,

/s/ Dwight W. Rettig

Dwight W. Rettig
Vice President, General Counsel and
Secretary

Houston, Texas
April 25, 2007

Appendix A

Annual Report to Stockholders

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark one)

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE YEAR ENDED DECEMBER 31, 2006**

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

Commission file number 1-12317

NATIONAL OILWELL VARCO, INC.
(Exact name of registrant as specified in its charter)

Delaware	**76-0475815**
(State or other jurisdiction of incorporation or organization)	*(IRS Employer Identification No.)*

10000 Richmond Avenue
Houston, Texas
77042-4200

(Address of principal executive offices)

(713) 346-7500

(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Common Stock, par value $.01	**New York Stock Exchange**
(Title of Class)	*(Exchange on which registered)*

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☑ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15 (d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):

Large Accelerated Filer ☑ Accelerated Filer ☐ Non-Accelerated Filer ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☑

The aggregate market value of voting and non-voting common stock held by non-affiliates of the registrant as of June 30, 2006 was $11.09 billion. As of February 16, 2007, there were 175,803,638 shares of the Company's common stock ($0.01 par value) outstanding.

Documents Incorporated by Reference

Portions of the Proxy Statement in connection with the 2007 Annual Meeting of Stockholders are incorporated in Part III of this report.

ITEM 1. BUSINESS

General

National Oilwell Varco, Inc. ("NOV" or the "Company"), a Delaware corporation incorporated in 1995, is a leading worldwide provider of equipment and components used in oil and gas drilling and production operations, oilfield services, and supply chain integration services to the upstream oil and gas industry. The Company conducts operations in over 600 locations across six continents.

On March 11, 2005, we acquired all of the outstanding shares of Varco International, Inc. ("Varco") with the issuance of 0.8363 shares of National-Oilwell, Inc. common stock for each Varco common share (the "Merger"). The Company then changed its name from National-Oilwell, Inc. to National Oilwell Varco, Inc. We have included the financial results of Varco in our consolidated financial statements beginning March 11, 2005, the date Varco common shares were exchanged for NOV common shares. We believe that the Merger has better positioned us to compete more effectively in the global marketplace and provide greater scale to increase service to our customers, increase our investment in research and development to accelerate innovation, and increase shareholder value. The fiscal year ending December 31, 2006 represents the first full year of operations of the combined entities.

The Company's principal executive offices are located at 10000 Richmond Avenue, Houston, Texas 77042, its telephone number is (713) 346-7500, and its Internet web site address is http://www.nov.com. The Company's annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K, and all amendments thereto, are available free of charge on its Internet website. These reports are posted on its website as soon as reasonably practicable after such reports are electronically filed with the Securities and Exchange Commission ("SEC"). The Company's Code of Ethics is also posted on our website.

The Company has a long tradition of pioneering innovations which improve the cost-effectiveness, efficiency, safety and environmental impact of oil and gas operations. The Company's common stock is traded on the New York Stock Exchange under the symbol "NOV." The Company operates through three business segments: Rig Technology, Petroleum Services & Supplies, and Distribution Services.

Rig Technology

Our Rig Technology segment designs, manufactures, sells and services complete systems for the drilling, completion, and servicing of oil and gas wells. The segment offers a comprehensive line of highly-engineered equipment that automates complex well construction and management operations, such as offshore and onshore drilling rigs; derricks; pipe lifting, racking, rotating and assembly systems; coiled tubing equipment and pressure pumping units; well workover rigs; wireline winches; and cranes. Demand for Rig Technology products is primarily dependent on capital spending plans by drilling contractors, oilfield service companies, and oil and gas companies, and secondarily on the overall level of oilfield drilling activity, which drives demand for spare parts for the segment's large installed base of equipment. We have made strategic acquisitions and other investments during the past several years in an effort to expand our product offering and our global manufacturing capabilities, including new operations in Canada, Norway, the United Kingdom, China, and Belarus.

Petroleum Services & Supplies

Our Petroleum Services & Supplies segment provides a variety of consumable goods and services used to drill, complete, remediate and workover oil and gas wells and service pipelines, flowlines and other oilfield tubular goods. The segment manufactures, rents and sells a variety of products and equipment used to perform drilling operations, including transfer pumps, solids control systems, drilling motors and other downhole tools, rig instrumentation systems, and mud pump consumables. Demand for these services and supplies is determined principally by the level of oilfield drilling and workover activity by drilling contractors, major and independent oil and gas companies, and national oil companies. Oilfield tubular services include the provision of inspection and internal coating services and equipment for drillpipe, linepipe, tubing, casing and pipelines; and the design, manufacture and sale of coiled tubing pipe and advanced composite pipe for application in highly corrosive environments. The segment sells its tubular goods and services to oil and gas companies; drilling contractors; pipe distributors, processors and manufacturers; and pipeline operators. This segment has benefited from several strategic acquisitions and other investments completed during the past few years, including operations in Canada, the United Kingdom, China, Kazakhstan, and Mexico.

Distribution Services

Our Distribution Services segment provides maintenance, repair and operating supplies and spare parts to drill site and production locations worldwide. In addition to its comprehensive network of field locations supporting land drilling operations throughout North America, the segment supports major offshore drilling contractors through locations in Mexico, the Middle East, Europe, Southeast Asia and South America. Distribution Services employs advanced information technologies to provide complete procurement, inventory management and logistics services to its customers around the globe. Demand for the segment's services are determined primarily by the level of drilling and servicing activity, and oil and gas production activities.

The following table sets forth the contribution to the Company's total revenues of its three operating segments for December 31, 2006, 2005, and 2004 (in millions):

	Years ended December 31,		
	2006	2005	2004
Revenue:			
Rig Technology	$ 3,584.9	$ 2,216.8	$ 1,085.5
Petroleum Services & Supplies	2,425.0	1,645.8	505.5
Distribution Services	1,369.6	1,074.5	905.1
Eliminations	(353.7)	(292.6)	(178.0)
Total Revenue	$ 7,025.8	$ 4,644.5	$ 2,318.1

See Note 15 to our Consolidated Financial Statements included in this Annual Report on Form-10-K for financial information by segment and a geographical breakout of revenues and long-lived assets.

The Company has included a glossary of technical terms at the end of Item 1 of this Annual Report.

Influence of Oil and Gas Activity Levels on the Company's Business

The oil and gas industry in which the Company participates has historically experienced significant volatility. Demand for the Company's services and products depends primarily upon the general level of activity in the oil and gas industry worldwide, including the number of drilling rigs in operation, the number of oil and gas wells being drilled, the depth and drilling conditions of these wells, the volume of production, the number of well completions and the level of well remediation activity. Oil and gas activity is in turn heavily influenced by, among other factors, oil and gas prices worldwide. High levels of drilling and well-remediation activity generally spur demand for the Company's products and services used to drill and remediate oil and gas wells. Additionally, high levels of oil and gas activity increase cash flows available for drilling contractors, oilfield service companies, and manufacturers of oil country tubular goods to invest in capital equipment which the Company sells.

On a worldwide basis, drilling activity was generally high in 2001, but began to decline toward the end of the year due to lower oil and gas prices. This situation persisted throughout 2002. However, beginning in late 2002, higher gas prices in the U.S. led to rising gas drilling activity in Canada and most U.S. onshore areas. Higher oil prices also led to higher drilling activity levels in 2003 in several international markets, including the Middle East, the Far East and several key Latin American markets. However, other historically important markets for the Company remained slow in 2003, including the Gulf of Mexico, the North Sea, and Venezuela. At the same time, due to the fact that the demand for capital equipment tends to lag drilling activity, the demand for the Company's capital equipment generally weakened in 2003. This resulted in declining backlogs through the year.

Beginning in early 2004, increasing oil and gas prices led to steadily rising levels of drilling activity throughout the world. Concerns about the long-term availability of oil and gas supply also began to build. Consequently, the worldwide rig count increased 10% in 2004, 15% in 2005 and 11% in 2006. As a result of higher cash flows realized by many drilling contractors and other oilfield service companies, as well as the long-term concerns about supply-demand imbalance and the need to replace aging equipment, market conditions for capital equipment purchases have improved significantly since 2004 and 2005, resulting in higher backlogs for the Company at the end of 2006 compared to the end of 2004 and 2005. Backlog for the Company was at approximately $6.0 billion at December 31, 2006 compared to approximately $2.3 billion and $0.6 billion for December 31, 2005 and 2004, respectively.

In 2006, most of the Company's Rig Technology revenue resulted from major capital expenditures of drilling contractors, well servicing companies, and oil companies on rig construction and refurbishment, and well servicing equipment. These capital expenditures are influenced by the amount of cash flow that contractors and service companies generate from drilling, completion, and remediation activity; as well as by the availability of financing, the outlook for future drilling and well servicing activity, and other factors. Generally the Company believes the demand for capital equipment lags increases in the level of drilling activity. The remainder of the Rig Technology segment's revenue in 2006 was related to the sale of spare parts and consumables, the provision of equipment-repair services, and the rental of equipment, which the Company believes are generally determined directly by the level of drilling and well servicing activity.

The majority of the Company's Petroleum Services & Supplies revenue is closely tied to drilling activity, although a portion is related to the sale of capital equipment to drilling contractors, which may somewhat lag the level of drilling activity. Portions of the segment's revenue that are not tied to drilling activity include (i) the sale of progressive cavity pumps and solids control equipment for use in industrial applications; (ii) the performance of in-service pipeline inspections; (iii) the sale of fiberglass and composite tubing to industrial customers, which is generally unrelated to drilling or well remediation activity but may be tied somewhat to oil and gas prices; and (iv) the sale of pipe inspection equipment to the manufacturers of oil country tubular goods, which is indirectly related to drilling activity.

The Company's revenue from Distribution Services is almost entirely driven by drilling activity and oil and gas production activities.

Drilling and well servicing activity can fluctuate significantly in a short period of time. The willingness of oil and gas operators to make capital investments to explore for and produce oil and natural gas will continue to be influenced by numerous factors over which the Company has no control, including: the ability of the members of the Organization of Petroleum Exporting Countries ("OPEC") to maintain oil price stability through voluntary production limits of oil; the level of oil production by non-OPEC countries; supply and demand for oil and natural gas; general economic and political conditions; costs of exploration and production; the availability of new leases and concessions; and governmental regulations regarding, among other things, environmental protection, taxation, price controls and product allocations. The willingness of drilling contractors and well servicing companies to make capital expenditures for the type of specialized equipment the Company provides is also influenced by numerous factors over which the Company has no control, including: the general level of oil and gas well drilling and servicing; rig dayrates; access to external financing; outlook for future increases in well drilling and well remediation activity; steel prices and fabrication costs; and government regulations regarding, among other things, environmental protection, taxation, and price controls.

Overview of Oil and Gas Well Drilling and Servicing Processes

Oil and gas wells are usually drilled by drilling contractors using a drilling rig. A bit is attached to the end of a drill stem, which is assembled by the drilling rig and its crew from 30-foot joints of drillpipe and specialized drilling components known as downhole tools. Using the conventional rotary drilling method, the drill stem is turned from the rotary table of the drilling rig by torque applied to the kelly, which is screwed into the top of the drill stem. Increasingly, drilling is performed using a drilling motor, which is attached to the bottom of the drill stem and provides rotational force directly to the bit, rather than such force being supplied by the rotary table. The use of a drilling motor permits the drilling contractor to drill directionally, including horizontally. The Company sells and rents drilling motors and downhole tools through its Petroleum Services & Supplies segment.

During drilling, heavy drilling fluids or "drilling muds" are pumped down the drill stem and forced out through jets in the bit. The drilling mud returns to the surface through the space between the borehole wall and the drill stem, carrying with it the drill cuttings drilled out by the bit. The drill cuttings are removed from the mud by a solids control system (which can include shakers, centrifuges and other specialized equipment) and disposed of in an environmentally sound manner. The solids control system permits the mud, which is often comprised of expensive chemicals, to be continuously reused and recirculated back into the hole.

Through its Rig Technology segment, the Company sells the large "mud pumps" that are used to pump drilling mud through the drill stem. Through its Petroleum Services & Supplies business, the Company sells transfer pumps and mud pump consumables; sells and rents solids control equipment; and provides solids control and waste management services. Many operators internally coat the drill stem to improve its hydraulic efficiency and protect it from corrosive fluids sometimes encountered during drilling, and inspect and assess the integrity of the drill pipe from time to time. The Company provides drillpipe inspection and coating services, and applies "hardbanding" material to drillpipe to improve its wear characteristics. These services are provided through the Company's Petroleum Services & Supplies segment.

As the hole depth increases, the kelly must be removed frequently so that additional 30-foot joints of drill pipe can be added to the drill stem. When the bit becomes dull or the equipment at the bottom of the drill stem – including the drilling motors – otherwise requires servicing, the entire drill stem is pulled out of the hole and disassembled by disconnecting the joints of drillpipe. These are set aside or "racked," the old bit is replaced or service is performed, and the drill stem is reassembled and lowered back into the hole (a process called "tripping"). During drilling and tripping operations, joints of drill pipe must be screwed together and tightened ("made up"), and loosened and unscrewed ("spun out"). The Company's Rig Technology business provides drilling equipment to manipulate and maneuver the drill pipe in this manner. When the hole has reached certain depths, all of the drill pipe is pulled out of the hole and larger diameter pipe known as casing is lowered into the hole and permanently cemented in place in order to protect against collapse and contamination of the hole. The casing is typically inspected before it is lowered into the hole, a service the Company's Petroleum Services & Supplies business provides. The Company's Rig Technology segment manufactures pressure pumping equipment that is used to cement the casing in place.

The raising and lowering of the drill stem while drilling or tripping, and the lowering of casing into the wellbore, are accomplished with the rig's hoisting system. A conventional hoisting system is a block and tackle mechanism that works within the drilling rig's derrick. The lifting of this mechanism is performed via a series of pulleys that are attached to the drawworks at the base of the derrick. The Company's Rig Technology segment sells and installs drawworks and pipe hoisting systems.

During the course of normal drilling operations, the drill stem passes through different geological formations, which exhibit varying pressure characteristics. If this pressure is not contained, oil, gas and/or water would flow out of these formations to the surface. The two means of containing these pressures are (i) primarily the circulation of drilling muds while drilling and (ii) secondarily the use of blowout preventers should the mud prove inadequate and in an emergency situation. The Company's Rig Technology group sells and services blowout preventers.

Drilling muds are carefully designed to exhibit certain qualities that optimize the drilling process. In addition to containing formation pressure, they must (i) provide power to the drilling motor, (ii) carry drilled solids to the surface, (iii) protect the drilled formations from being damaged, and (iv) cool the drill bit. Achieving these objectives often requires a formulation specific to a given well and can involve the use of expensive chemicals as well as natural materials such as certain types of clay. The fluid itself is often oil or more-expensive synthetic mud. Given this expense, it is highly desirable to reuse as much of the drilling mud as possible. Solids control equipment such as shale shakers, centrifuges, cuttings dryers, and mud cleaners help accomplish this objective. The Company's Petroleum Services & Supplies group rents, sells, operates and services this equipment. Drilling muds are formulated based on expected drilling conditions. However, as the hole is drilled, the drill stem may encounter a high pressure zone where the mud density is inadequate to maintain sufficient pressure. Should efforts to "weight up" the mud in order to contain such a pressure kick fail, a blowout could result, whereby reservoir fluids would flow uncontrolled into the well. To prevent blowouts to the surface of the well, a series of high-pressure valves known as blowout preventers ("BOPs") are positioned at the top of the well and, when activated, form tight seals that prevent the escape of fluids. When closed, conventional BOPs prevent normal rig operations. Therefore, the BOPs are activated only if drilling mud and normal well control procedures cannot safely contain the pressure. BOPs have been designed to contain pressures of up to 20,000 psi.

The operations of the rig and the condition of the drilling mud are closely monitored by various sensors, which measure operating parameters such as the weight on the rig's hook, the incidence of pressure kicks, the operation of the drilling mud pumps, etc. Through its Petroleum Services & Supplies business, the Company sells and rents drilling rig instrumentation packages that perform these monitoring functions.

During the drilling and completion of a well, there exists an ongoing need for various consumables and spare parts. While most of these items are small, in the aggregate they represent an important element of the process. Since it is impractical for each drilling location to have a full supply of these items, drilling contractors and well service companies tend to rely on third parties to stock and deliver these items. The Company provides this capability through its Distribution Services segment, which stocks and sells spares and consumables made by third parties, as well as spares and consumables by the company.

After the well has reached its total depth and the final section of casing has been set, the drilling rig is moved off of the well and the well is prepared to begin producing oil or gas in a process known as "well completion." Well completion usually involves installing production tubing concentrically in the casing. Due to the corrosive nature of many produced fluids, production tubing is often inspected and coated, services offered by the Company's Petroleum Services & Supplies business. Sometimes operators choose to use corrosion resistant composite materials (which the Company offers through its Petroleum Services & Supplies business), or corrosion-resistant alloys, or operators sometimes pump fluids into wells to inhibit corrosion.

From time to time, a producing well may undergo workover procedures to extend its life and increase its production rate. Workover rigs are used to disassemble the wellhead, tubing and other completion components of an existing well in order to stimulate or remediate the well. Workover rigs are similar to drilling rigs in their capabilities to handle tubing, but are usually smaller and somewhat less sophisticated. The Company offers a comprehensive range of workover rigs through its Rig Technology segment. Tubing and sucker rods removed from a well during a well remediation operation are often inspected to determine their suitability to be reused in the well, which is a service the Company's Petroleum Services & Supplies business provides.

Frequently coiled tubing units or wireline units are used to accomplish certain well remediation operations or well completions. Coiled tubing is a recent advancement in petroleum technology consisting of a continuous length of reeled steel tubing which can be injected concentrically into the production tubing all the way to the bottom of most wells. It permits many operations to be performed without disassembling the production tubing, and without curtailing the production of the well. Wireline winch units are devices that utilize single-strand or multistrand wires to perform well-remediation operations, such as lowering tools and transmitting data to the surface. Through the Rig Technology group, the Company sells and rents various types of coiled tubing equipment, and wireline equipment and tools. The Company also manufactures and sells coiled tubing pipe through its Petroleum Services & Supplies segment.

Rig Technology

The Company has a long tradition of pioneering innovations in drilling and well servicing equipment which improve the efficiency, safety, and cost of drilling and well servicing operations. The Rig Technology group designs, manufactures and sells a wide variety of top drives, automated pipe handling systems, motion compensation systems, rig controls, BOPs, handling tools, drawworks, risers, rotary tables, mud pumps, cranes, drilling motors and other drilling equipment for both the onshore and offshore markets. The Rig Technology group also manufactures entire rig packages, both drilling and workover, as well as well servicing equipment such as coiled tubing units, pressure pumping equipment, and wireline winches.

The Rig Technology group sells directly to drilling contractors, shipyards and other rig fabricators, well servicing companies, national oil companies, major and independent oil and gas companies, supply stores, and pipe-running service providers. Demand for its products, several of which are described below, is strongly dependent upon capital spending plans by oil and gas companies and drilling contractors, and the level of oil and gas well drilling activity.

Land Rig Packages. NOV designs, manufactures, assembles, upgrades, and supplies equipment sets to a variety of land drilling rigs, including those specifically designed to operate in harsh environments such as the Arctic Circle and the desert. Our key land rig product names include the Ideal Rig and Rapid Rig. NOV's recent rig packages are designed to be fast moving, to utilize AC technology, and to reduce manpower required to operate a rig.

Top Drives. The Top Drive Drilling System ("TDS"), originally introduced by NOV in 1982, significantly alters the traditional drilling process. The TDS rotates the drill stem from its top, rather than by the rotary table, with a large electric motor affixed to rails installed in the derrick that traverses the length of the derrick to the rig floor. Therefore, the TDS eliminates the use of the conventional rotary table for drilling. Components of the TDS also are used to connect additional joints of drill pipe to the drill stem during drilling operations, enabling drilling with three joints of drill pipe compared to traditionally drilling with one joint of drill pipe. Additionally, the TDS facilitates horizontal and extended reach drilling.

Drilling Motors. NOV has helped lead the application of AC motor technology in the oilfield industry. We are now transitioning from buying motors from third parties to building them in our own facilities and further developing motor technology, including the introduction of permanent magnet motor technology to the industry. These permanent magnet motors are being used in top drives, cranes, mud pumps, winches, and drawworks.

Rotary Equipment. The alternative to using a TDS to rotate the drill stem is to use a rotary table, which rotates the pipe at the floor of the rig. The Rig Technology group produces rotary tables as well as kelly bushings and master bushings for most sizes of kellys and makes of rotary tables. In 1998, NOV introduced the Rotary Support Table for use on rigs with a TDS. The Rotary Support Table is used in concert with the TDS to completely eliminate the need for the larger conventional rotary table.

Pipe Handling Systems. Pipe racking systems are used to handle drill pipe, casing and tubing on a drilling rig. Vertical pipe racking systems move drill pipe and casing between the well and a storage ("racking") area on the rig floor. Horizontal racking systems are used to handle tubulars while stored horizontally (for example, on the pipe deck of an offshore rig) and transport tubulars up to the rig floor and into a vertical position for use in the drilling process.

Vertical pipe racking systems are used predominantly on offshore rigs and are found on almost all floating rigs. Mechanical vertical pipe racking systems greatly reduce the manual effort involved in pipe handling. Pipe racking systems, introduced by NOV in 1985, provide a fully automated mechanism for handling and racking drill pipe during drilling and tripping operations, spinning and torquing drill pipe, and automatic hoisting and racking of disconnected joints of drill pipe. These functions can be integrated via computer controlled sequencing, and operated by a driller in an environmentally secure cabin. An important element of this system is the Iron Roughneck, which was originally introduced by NOV in 1976 and is an automated device that makes pipe connections on the rig floor and requires less direct involvement of rig floor personnel in potentially dangerous operations. The Automated Roughneck is an automated microprocessor-controlled version of the Iron Roughneck.

Horizontal pipe transfer systems were introduced by NOV in 1993. They include the Pipe Deck Machine ("PDM"), which is used to manipulate and move tubulars while stored in a horizontal position; the Pipe Transfer Conveyor ("PTC"), which transports sections of pipe to the rig floor; and a Pickup Laydown System ("PLS"), which raises the pipe to a vertical position for transfer to a vertical racking system. These components may be employed separately, or incorporated together to form a complete horizontal racking system, known as the Pipe Transfer System ("PTS").

Pipe Handling Tools. The Company's pipe handling tools are designed to enhance the safety, efficiency and reliability of pipe handling operations. Many of these tools have provided innovative methods of performing the designated task through mechanization of functions previously performed manually. The Rig Technology group manufactures various tools used to grip, hold, raise, and lower pipe, and in the making up and breaking out of drill pipe, workstrings, casing and production tubulars including spinning wrenches, manual tongs, torque wrenches and kelly spinners.

Mud Pumps. Mud pumps are high pressure pumps located on the rig that force drilling mud down the drill pipe, through the drill bit, and up the space between the drill pipe and the drilled formation (the annulus) back to the surface. These pumps, which generate pressures of up to 7500 psi, must therefore be capable of displacing drilling fluids several thousand feet down and back up the well bore. The conventional mud pump design, known as the triplex pump, uses three reciprocating pistons oriented horizontally. Recently, NOV has introduced the HEX Pump, which uses six pumping cylinders, versus the three used in the triplex pump. Along with other design features, the greater number of cylinders reduces pulsations (or surges) and increases the output available from a given footprint. Reduced pulsation is desirable where downhole measurement equipment is being used during the drilling process, as is often the case in directional drilling.

Hoisting Systems. Hoisting systems are used to raise or lower the drill stem while drilling or tripping, and to lower casing into the wellbore. The drawworks is the heart of the hoisting system. It is a large winch that spools off or takes in the drilling line, which is in turn connected to the drill stem at the top of the derrick. The drawworks also plays an important role in keeping the weight on the drill bit at a desired level. This task is particularly challenging on offshore drilling rigs, which are subject to wave motion. To address this, NOV has introduced the Active Heave Drilling ("AHD") Drawworks. The AHD Drawworks uses computer-controlled motors to compensate for the motion experienced in offshore drilling operations.

Cranes. NOV provides a comprehensive range of crane solutions, with purpose-built products for all segments of the oil and gas industry as well as many other markets. The Company encompasses a broad collection of brand names with international recognition, and includes a large staff of engineers specializing in the design of cranes and related equipment. The product range extends from small cargo-handling cranes to the world's largest marine cranes. In all, the Company provides over twenty crane product lines that include standard model configurations as well as custom-engineered and specialty cranes.

Motion Compensation Systems. Traditionally, motion compensation equipment is located on top of the drilling rig and serves to stabilize the bit on the bottom of the hole, increasing drilling effectiveness of floating offshore rigs by compensating for wave and wind action. The AHD Drawworks, discussed above, was introduced to eliminate weight and improve safety, removing the compensator from the top of the rig and integrating it into the drawworks system. In addition to the AHD Drawworks, NOV has introduced an Active Heave Compensation ("AHC") System that goes beyond the capabilities of the AHD Drawworks to handle the most severe weather. Additionally, NOV tensioning systems provide continuous axial tension to the marine riser pipe (larger diameter pipe which connects floating drilling rigs to the well on the ocean floor) and guide lines on floating drilling rigs, tension leg platforms and jack-up drilling rigs.

Blow-out Preventers. BOPs are devices used to seal the space ("annulus") between the drill pipe and the borehole to prevent blow-outs (uncontrolled flows of formation fluids and gases to the surface). The Rig Technology group manufactures a wide array of BOPs used in various situations. Ram and annular BOPs are back-up devices that are activated only if other techniques for controlling pressure in the wellbore are inadequate. When closed, these devices prevent normal rig operations. Ram BOPs seal the wellbore by hydraulically closing rams (thick heavy blocks of steel) against each other across the wellbore. Specially designed packers seal around specific sizes of pipe in the wellbore, shear pipe in the wellbore or close off an open hole. Annular BOPs seal the wellbore by hydraulically closing a rubber packing unit around the drill pipe or kelly or by sealing against itself if nothing is in the hole. NOV's Pressure Control While Drilling ("PCWD") BOP, introduced in 1995, allows operators to drill at pressures up to 2,000 psi without interrupting normal operations, and can act as a normal spherical BOP at pressures up to 5,000 psi.

In 1998, NOV introduced the NXT® ram type BOP which eliminates door bolts, providing significant weight, rig-time, and space savings. Its unique features make subsea operation more efficient through faster ram configuration changes without tripping the BOP stack. In 2004, NOV introduced the LXT, which features many of the design elements of the NXT, but is targeted at the land market. In 2005, the Company began commercializing technology related to a continuous circulation device. This device enables drilling contractors to make and break drill pipe connections without stopping the circulation of drilling fluids, which helps increase drilling efficiency.

Derricks and substructures. Drilling activities are carried out from a drilling rig. A drilling rig consists of one or two derricks; the substructure that supports the derrick(s); and the rig package, which consists of the various pieces of equipment discussed above. The Rig Technology segment designs, fabricates and services derricks used in both onshore and offshore applications, and substructures used in onshore applications. The Rig Technology group also works with shipyards in the fabrication of substructures for offshore drilling rigs.

Coiled Tubing Equipment. Coiled tubing consists of flexible steel tubing manufactured in a continuous string and spooled on a reel. It can extend several thousand feet in length and is run in and out of the wellbore at a high rate of speed by a hydraulically operated coiled tubing unit. A coiled tubing unit is typically mounted on a truck or skid (steel frames on which portable equipment is mounted to facilitate handling with cranes or flatbed trucks) and consists of a hydraulically operated tubing reel or drum, an injector head which pushes or pulls the tubing in or out of the wellbore, and various power and control systems. Coiled tubing is typically used with sophisticated pressure control equipment which permits the operator to continue to safely produce the well. The Rig Technology group manufactures and sells both coiled tubing units and the ancillary pressure control equipment used in these operations. Through its acquisition of Rolligon in late 2006, the Company enhanced its portfolio by adding additional pressure pumping and coiled tubing equipment products.

Currently, most coiled tubing units are used in well remediation and completion applications. The Company believes that advances in the manufacturing process of coiled tubing, tubing fatigue protection and the capability to manufacture larger diameter and increased wall thickness coiled tubing strings have resulted in increased uses and applications for coiled tubing products. For example, some well operators are now using coiled tubing in drilling applications such as slim hole reentries of existing wells. NOV engineered and manufactured the first coiled tubing units built specifically for coiled tubing drilling in 1996.

Generally, The Rig Technology group supplies customers with the equipment and components necessary to use coiled tubing, which the customers typically purchase separately. The group's coiled tubing product line consists of coiled tubing units, coiled tubing pressure control equipment, pressure pumping equipment, snubbing units (which are units that force tubulars into a well when pressure is contained within the wellbore), nitrogen pumping equipment and cementing, stimulation, fracturing and blending equipment.

Wireline Equipment. NOV's wireline products include wireline drum units, which consist of a spool or drum of wireline cable, mounted in a mobile vehicle or skid, which works in conjunction with a source of power (an engine mounted in the vehicle or within a separate "power pack" skid). The wireline drum unit is used to spool wireline cable into or out of a well, in order to perform surveys inside the well, sample fluids from the bottom of the well, retrieve or replace components from inside the well, or to perform other well remediation or survey operations. The wireline used may be "slickline," which is conventional steel cable used to convey tools in or out of the well, or "electric line," which contains an imbedded single-conductor or multi-conductor electrical line which permits communication between the surface and electronic instruments attached to the end of the wireline at the bottom of the well.

Wireline units are usually used in conjunction with a variety of other pressure control equipment which permit safe access into wells while they are flowing and under pressure at the surface. The company engineers and manufactures a broad range of pressure control equipment for wireline operations, including wireline blowout preventers, strippers, packers, lubricators and grease injection units. Additionally, the Company makes wireline rigging equipment such as mast trucks.

Facilities. The Company conducts Rig Technology manufacturing operations at major facilities in Houston, Galena Park, Sugar Land, Conroe, Anderson, Fort Worth and Pampa, Texas; Tulsa and Duncan, Oklahoma; Orange, California; Calgary, Nisku and Edmonton, Canada; Mexicali, Mexico; Kristiansand and Stavanger, Norway; Etten-Leur, the Netherlands; Carquefou, France; Lanzhou and Shanghai, China; and Jebal Ali, UAE. The Rig Technology group maintains sales and service offices in most major oilfield markets, either directly or through agents.

Customers and Competition. The Rig Technology segment sells directly to drilling contractors, other rig fabricators, well servicing companies, pressure pumping companies, national oil companies, major and independent oil and gas companies, supply stores, and pipe-running service providers. Demand for its products is strongly dependent upon capital spending plans by oil and gas companies and drilling contractors, and the level of oil and gas well drilling activity.

The products of the Rig Technology group are sold in highly competitive markets and its sales and earnings can be affected by competitive actions such as price changes, new product development, or improved availability and delivery. The group's primary competitors are Access Oil Tools; Aker Kvaerner AS; American Block; Bomco; Canrig (a division of Nabors Industries); Cavins Oil Tools; Cameron; DenCon Oil Tools; Hydril Company; Hong Hua; IDM; LEWCO (a division of Rowan Companies); M&I Electric; Tesco Corporation; Wirth M&B GmbH; Stewart & Stevenson, Inc.; ASEP; Crown Energy Technologies; Huntings, Ltd.; Vanoil; Parveen Industries; and Weatherford International, Inc. Management believes that the principal competitive factors affecting its Drilling Equipment business are performance, quality, reputation, customer service, availability of products, spare parts, and consumables, and breadth of product line and price.

Petroleum Services & Supplies

The Company provides a broad range of support equipment, spare parts, consumables and services through the Petroleum Services & Supplies segment. The Petroleum Services & Supplies group sells directly to drilling contractors; well servicing companies; oil and gas producers; national oil companies; tubular processors, manufacturers and distributors; oilfield distributors; and pipeline operators.

The Petroleum Services & Supplies group provides a variety of tubular services, composite tubing, and coiled tubing to oil and gas producers, national oil companies, drilling contractors, well servicing companies, pipeline operators, and tubular processors, manufacturers and distributors. These include inspection and reclamation services for drill pipe, casing, production tubing, sucker rods and line pipe at drilling and workover rig locations, at yards owned by its customers, at steel mills and processing facilities that manufacture tubular goods, and at facilities which it owns. The group also provides internal coating of tubular goods at several coating plants worldwide and through licensees in certain locations. Additionally, the Company designs, manufactures and sells high pressure fiberglass and composite tubulars for use in corrosive applications and coiled tubing for use in well servicing applications; and provides in-service inspection of oil, gas and product transmission pipelines through its application of instrumented survey tools ("smart pigs") which it engineers, manufactures and operates.

The Company's customers rely on tubular inspection services to avoid failure of tubing, casing, flowlines, pipelines and drill pipe. Such tubular failures are expensive and in some cases catastrophic. The Company's customers rely on internal coatings of tubular goods to prolong the useful lives of tubulars and to increase the volumetric throughput of in-service tubular goods. The Company's customers sometimes use fiberglass or composite tubulars in lieu of conventional steel tubulars, due to the corrosion-resistant properties of fiberglass and other composite materials. Tubular inspection and coating services are used most frequently in operations in high-temperature, deep, corrosive oil and gas environments. In selecting a provider of tubular inspection and tubular coating services, oil and gas operators consider such factors as reputation, experience, technology of products offered, reliability and price.

The Company's Petroleum Services & Supplies group also provides products and services that are used in the course of drilling oil and gas wells. The Downhole Tools business sells and rents drilling motors and specialized downhole tools that are incorporated into the drill stem during drilling operations ("Downhole Tools"), and are also used during fishing, well intervention, re-entry, and well completion operations. The Solids Control business is engaged in the provision of highly-engineered equipment, products and services which separate and manage drill cuttings produced by the drilling process ("Solids Control"). Drill cuttings are usually contaminated with petroleum or drilling fluids, and must be disposed of in an environmentally sound manner. Additionally, efficient separation of drill cuttings enables the re-use of often costly drilling fluids. The Instrumentation business rents and sells proprietary drilling rig instrumentation packages and control systems which monitor various processes throughout the drilling operation, under the name MD/Totco ("Instrumentation"). The Pumps & Expendables business provides centrifugal, reciprocating, and progressing cavity pumps and pump expendables ("Pumps & Expendables") into the global oil and gas and industrial markets.

Tubular Coating. The Company develops, manufactures and applies its proprietary tubular coatings, known as Tube-Kote® coatings, to new and used tubulars. Tubular coatings help prevent corrosion of tubulars by providing a tough plastic shield to isolate steel from corrosive oilfield fluids such as CO2, H2S and brine. Delaying or preventing corrosion extends the life of existing tubulars, reduces the frequency of well remediation and reduces expensive interruptions in production. In addition, coatings are designed to increase the fluid flow rate through tubulars by decreasing or eliminating paraffin and scale build-up, which can reduce or block oil flow in producing wells. The smooth inner surfaces of coated tubulars often increase the fluid through-put on certain high-rate oil and gas wells by reducing friction and turbulence. The Company's reputation for supplying quality internal coatings is an important factor in its business, since the failure of coatings can lead to expensive production delays and premature tubular failure. In 2005, NOV created a 60%-owned joint venture in China with the Huabei Petroleum Administration Bureau, which coats Chinese produced drill pipe using NOV's proprietary coatings.

Tubular Inspection. Newly manufactured pipe sometimes contains serious defects that are not detected at the mill. In addition, pipe can be damaged in transit and during handling prior to use at the well site. As a result, exploration and production companies often have new tubulars inspected before they are placed in service to reduce the risk of tubular failures during drilling, completion, or production of oil and gas wells. Used tubulars are inspected by the Company to detect service-induced flaws after the tubulars are removed from operation. Used drill pipe and used tubing inspection programs allow operators to replace defective lengths, thereby prolonging the life of the remaining pipe and saving the customer the cost of unnecessary tubular replacements and expenses related to tubular failures.

Tubular inspection services employ all major non-destructive inspection techniques, including electromagnetic, ultrasonic, magnetic flux leakage and gamma ray. These inspection services are provided both by mobile units which work at the wellhead as used tubing is removed from a well, and at fixed site tubular inspection locations. The group provides an ultrasonic inspection service for detecting potential fatigue cracks in the end area of used drill pipe, the portion of the pipe that traditionally has been the most difficult to inspect. Tubular inspection facilities also offer a wide range of related services, such as API thread inspection, ring and plug gauging, and a complete line of reclamation services necessary to return tubulars to useful service, including tubular cleaning and straightening, hydrostatic testing and re-threading.

In addition, the Company applies hardbanding material to drillpipe, to enhance its wear characteristics and reduce downhole casing wear as a result of the drilling process. In 2002, the Company introduced its proprietary line of hardbanding material, TCS — 8000ä. The group also cleans, straightens, inspects and coats sucker rods at 11 facilities throughout the Western Hemisphere. Additionally, new sucker rods are inspected before they are placed into service, to avoid premature failure, which can cause the oil well operator to have to pull and replace the sucker rod.

Mill Systems and Sales. The Company engineers and fabricates inspection equipment for steel mills, which it sells and rents. The equipment is used for quality control purposes to detect defects in the pipe during the high-speed manufacturing process. Each piece of mill inspection equipment is designed to customer specifications and is installed and serviced by the Company.

Fiberglass & Composite Tubulars. When compared to conventional carbon steel and even corrosion-resistant alloys, resin-impregnated fiberglass and other modern plastic composites often exhibit superior resistance to corrosion. Some producers manage the corrosive fluids sometimes found in oil and gas fields by utilizing composite or fiberglass tubing, casing and line pipe in the operations of their fields. In 1997, the Company acquired Fiber Glass Systems, a leading provider of high pressure fiberglass tubulars used in oilfield applications, to further serve the tubular corrosion prevention needs of its customers. Fiber Glass Systems has manufactured fiberglass pipe since 1968 under the name "Star®," and was the first manufacturer of high-pressure fiberglass pipe to be licensed by the API in 1992. Through acquisitions and investments in technologies, the Company has extended its fiberglass and composite tubing offering into industrial and marine applications, in addition to its oilfield market.

Coiled Tubing. Coiled tubing provides a number of significant functional advantages over the principal alternatives of conventional drill pipe and workover pipe. Coiled tubing allows faster "tripping," since the coiled tubing can be reeled quickly on and off a drum and in and out of a wellbore. In addition, the small size of the coiled tubing unit compared to an average workover rig or drilling rig reduces preparation time at the well site. Coiled tubing permits a variety of workover and other operations to be performed without having to pull the existing production tubing from the well and allows ease of operation in horizontal or highly deviated wells. Thus, operations using coiled tubing can be performed much more quickly and, in many instances, at a significantly lower cost. Finally, use of coiled tubing generally allows continuous production of the well, eliminating the need to temporarily stop the flow of hydrocarbons. As a result, the economics of a workover are improved because the well can continue to produce hydrocarbons and thus produce revenues while the well treatments are occurring. Continuous production also reduces the risk of formation damage which can occur when the flow of fluids is stopped or isolated. Under normal operating conditions, the Coiled Tubing string must be replaced every three to four months. NOV designs, manufactures, and sells coiled tubing under the Quality Tubing brand name at its mill in Houston, Texas.

Pipeline Inspection. In-service inspection services for oil and gas pipelines identify anomalies in pipelines without removing or dismantling the pipelines or stopping the product flow, giving customers a convenient and cost-effective method of identifying potential defects. The Petroleum Services & Supplies group inspects pipelines by launching a sophisticated survey instrument into the pipeline. Propelled by the product flow, the instrument uses electromagnetics, ultrasonics, and mechanical measurements received on digital and analog media to monitor the severity and location of internal and external pitting-type corrosion as well as other mechanical anomalies in the pipeline, providing a basis for evaluation and repair by the customer. Once the test is complete, the survey instrument is returned to the Company, refurbished and used for future pipeline inspections.

Downhole Tools. NOV designs, manufacturers and services a wide array of downhole motors used in straight hole, directional, slim hole, and coiled tubing drilling applications. These motors are sold or leased under the brand names TrudrillTM and VectorTM. This business also maintains a wide variety of motor power sections, which it incorporates into its own motors and also sells to third parties. Downhole drilling motors utilize hydraulic horsepower from the drilling fluid pumped down the drill stem to develop torque at the bit. Motors are capable of achieving higher rotary velocities than can generally be achieved using conventional surface rotary equipment. Motors are often used in conjunction with high speed PDC bits to improve rates of penetration.

The Downhole Tools group also manufactures and sells drilling jars and fishing tools, which are marketed under the GriffithTM and BowenTM brand names. Drilling jars are placed in the drill string, where they can be used to generate a sudden, jarring motion to free the drill string should it become stuck in the wellbore during the drilling process. This jarring motion is generated using hydraulic and/or mechanical force provided at the surface. In the event that a portion of the drill string becomes stuck and cannot be jarred loose, fishing tools are run into the wellbore on the end of the drill string to retrieve the portion that is stuck.

Recently, the Downhole Tools business introduced an electronic jar placement program that determines the optimum jar placement in the drill string as well as the effects of hole angle, hole curvature, and frictional drag on the activation of the drilling jar. This program has proven suitable for straight, directional, and horizontal wellbore analysis, and improves the overall efficiency of the drilling process.

NOV acquired NQL Energy Services, Inc. ("NQL") in late 2006 for approximately $300 million in cash. NQL manufactures, leases, sells and services downhole tools — including drilling motors, jars, shock tools, reamers, and EM-MWD systems — in 23 locations across seven countries. This transaction will help expand NOV's downhole tools portfolio and increase exposure to directional drilling services.

Solids Control. The Solids Control product line uses a variety of technologies to separate drill cuttings from drilling fluids, and to transport, dry and refine drill cuttings for safe disposal under the Brandt NOV brand name. The Company believes the regulatory and industry trends toward minimizing the environmental impact of drilling operations in a number of environmentally sensitive oil and gas producing regions will lead to greater demand for solids control products and waste management services. Waste management services cover many areas associated with the drilling of a well included solids removal, solids transport, solids treatment and solids disposal. The Company further believes the trend towards more technically complex drilling, including highly deviated directional wells and slim-hole completions, will favorably impact the demand for solid controls technology because of its ability to reduce costly downhole problems. As environmental constraints are increased and as awareness of environmental protection grows, the Company believes that its drill cuttings separation, cuttings transport and treating processes will experience increased demand.

The Company has a history of introducing new solids control products and services obtained both through its internal development and through acquiring or licensing technologies from others. Current product offerings are circular, elliptical and linear motion shale shakers and shale shaker screens that comply with the November 2004 API Recommended Practice 13C, degassers, desanders, desilters, high speed/high capacity centrifuges and conventional centrifuges, thermal desorption units, cuttings conveyance systems and closed loop drilling fluids systems at its facilities in Conroe, Texas; Houston, Texas; Aberdeen, Scotland; Leduc, Alberta; and Trinidad.

Through development of new product offerings and strategic acquisitions the Company has become a leading provider of thermal desorption cuttings processing services to the drilling industry. Similar efforts have been successful in developing a broad range of services, including centrifugal dryers, and the Brandt NOV FreeFlow system.

Instrumentation. The Company's Instrumentation business provides drilling rig operators real time measurement and monitoring of critical parameters required to improve rig safety and efficiency. In 1999, the Company introduced its RigSense™ product, which combines leading hardware and software technologies into an integrated drilling rig package. This product permits access of drilling data from offsite locations, enabling company personnel to monitor drilling operations from an office environment, through a secure link. Systems are both sold and rented, and are typically comprised of several sensors placed throughout the rig to measure critical drilling parameters such as weight on bit, hookload, standpipe pressure, mud pump strokes, drilling mud levels, torque, and others, all networked back to a central command station for review, recording and interpretation. The rig instrumentation packages typically provide multiple screens and hazardous area touch-screen displays around the rig for various rig personnel to perform individual jobs more effectively, and cameras for certain areas to promote safety and permit remote monitoring. The Company has evolved from data collection to a leading drilling information provider by using state-of-the-art satellite communications to reduce the gap from rigs to corporate office. The reports on drilling activities and process are now provided from the rig site information as a part of the business solution, DrillSuite™, to assist the contractor in managing their business of drilling. DrillSuite™ allows contractors to streamline administration by eliminating manual entry of data, promotes accurate payroll processing and invoicing, and includes asset tracking and maintenance programs. The real time information provided also allows the Company to advance the drilling process using advanced drilling algorithms and applying electronic controls such as to our Wildcat Auto Drilling System for better well planning, enhanced rates of penetration, reduced program costs, and improved wellbore quality.

Pumps & Expendables. The Company's Pumps & Expendables business designs, manufactures, and sells pumps that are used in oil and gas drilling operations and production applications. These pumps include reciprocating, centrifugal, and progressive cavity pumps. (High pressure mud pumps are sold within the Rig Technology segment.) These pumps are sold as individual units and unitized packages with drivers, controls and piping. This group also manufactures fluid end expendables (liners, valves, pistons, and plungers) fluid end modules, and a complete line of dies and inserts for pipe handling. The group offers popular industry brand names like Wheatley, Gaso, and Omega reciprocating pumps, acquired in September of 2000; Halco Centrifugal Pumps, acquired in January of 2002; Petroleum Expendable Products (PEP), acquired in May of 1997; and Phoenix Energy Products, acquired in 1998.

The group, through its Mono/Monoflo business, is also a worldwide leader in the design and manufacture of a wide range of progressive cavity pumps, grinders and screens used in various industrial applications. Mono/Monoflo also manufactures a broad range of oilfield products which include fluid transfer, artificial lift and power sections.

The group manufactures its pump products in Houston, Odessa and Marble Falls, Texas; Tulsa and McAlester, Oklahoma; Scott, Louisiana; Manchester, England; and Melbourne, Australia.

Customers and Competition. Customers for the Petroleum Services & Supplies' tubular services include major and independent oil and gas companies, national oil companies, drilling and workover contractors, oilfield equipment and product distributors and manufacturers, oilfield service companies, pipeline operators, steel mills, and other industrial companies. The Company's competitors include, among others, Ameron International Corp, EDO Corporation, Pipeline Integrity International Ltd. (a division of General Electric), ShawCor Ltd., Smith International, Inc., Frank's International, Inc., H. Rosen Engineering, GmbH; T.D. Williamson, Inc.; Baker Hughes Incorporated; Diascan; Magpie; Weatherford International Ltd.; Patterson Tubular Services; and Precision Tube (a division of Maverick Tube). In addition, the group competes with a number of smaller regional competitors in tubular inspection. Certain foreign jurisdictions and government-owned petroleum companies located in some of the countries in which this group operates have adopted policies or regulations which may give local nationals in these countries certain competitive advantages. Within the Company's corrosion control products, certain substitutes such as non-metallic tubulars, inhibitors, corrosion resistant alloys, cathodic protection systems, and non-metallic liner systems also compete with the Company's products. Management believes that the principal competitive factors affecting this business are performance, quality, reputation, customer service, availability of products, spare parts, and consumables, and breadth of product line and price.

The primary customers for drilling services offered by the Petroleum Services & Supplies group include drilling contractors, well servicing companies, major and independent oil and gas companies, and national oil companies. Competitors in drilling services include Smith International ("SWACO"); Derrick Manufacturing Corp.; Fluid Systems; Oil Tools Pte. Ltd; Peak Energy Services, Ltd.; Petron Industries, Inc.; Epoch (a division of Nabors Industries); Pason Systems, Inc.; Robbins & Myers; Kem-tron, Inc.; Double Life Corporation, Inc.; Oteco, Inc.; Southwest Oilfield Products; Forum Oilfield Technologies; P-Quip Oilfield Products; and a number of regional competitors. The Petroleum Services & Supplies group sells drilling services into highly competitive markets. Management believes that on-site service is becoming an increasingly important competitive element in this market, and that the principal competitive factors affecting the business are performance, quality, reputation, customer service, product availability and technology, breadth of product line and price.

Distribution Services

Through its network of over 180 locations worldwide, the Distribution Services group provides supply chain management services to drilling contractors and operators around the world. This group stocks and sells consumables maintenance, repair and operating supply ("MRO") and spare parts that are needed throughout the drilling, completion and production process. The supplies and equipment stocked by our distribution service centers vary by location. Each distribution point generally offers a large line of oilfield products including valves, fittings, flanges, spare parts for oilfield equipment and miscellaneous expendable items.

NOV's e-Distribution solutions leverage the flexible infrastructure of SAP™ to extend the customer's investment in systems and address the total cost of ownership by streamlining the acquisition process from procurement to payment, by digitally managing approval routing and workflow, and by providing robust reporting functionality.

Approximately 84% of the Distribution Services group's sales in 2006 were in the United States and Canada. The remainder comes from key international markets in Mexico, the North Sea, Middle East, South America and the Far East.

Strategically the group continued to expand its alliances with oil and gas companies and certain drilling contractors to increase its revenues in 2006. Additionally the group seeks to leverage its extensive purchasing power to reduce the costs of the goods it purchases. In 2006, the group built on the new vendor relationships it established with Chinese suppliers in 2005.

Customers and Competition. The primary customers for Distribution Services include drilling contractors, well servicing companies, major and independent oil and gas companies, and national oil companies. Competitors in Distribution Services include Wilson Supply (a division of Smith International), CE Franklin, Redman Pipe and Supply, and a number of regional competitors.

2006 Acquisitions and Other Investments

In 2006, the Company made the following acquisitions and outside investments:

Acquisition	Form	Operating Segment	Date of Transactions
Retsco Oilfield Field Equipment, Ltd.	Asset	Petroleum Services & Supply	February 2006
Soil Recovery A/S	Stock	Petroleum Services & Supply	March 2006
D.M.I. est SARL	Asset	Petroleum Services & Supply	April 2006
Core Motion, Inc.	License	Rig Technology	August 2006
In-Situ Oilfield Services Limited	Asset	Petroleum Services & Supply	September 2006
Longhorn Machine, L.P.	Asset	Rig Technology	September 2006
Rolligon, Ltd.	Asset	Rig Technology	November 2006
FITIRI, Inc.	Asset	Petroleum Services & Supply	November 2006
Toolbox Drilling Solutions Limited	Stock	Petroleum Services & Supply	December 2006
NQL Energy Services Inc.	Stock	Petroleum Services & Supply	December 2006

The Company paid an aggregate purchase price of $339.5 million ($329.7 million in net cash and $9.8 million of notes payable) for acquisitions and outside investments in 2006.

Seasonal Nature of the Company's Business

Historically, the level of some of the Company's businesses has followed seasonal trends to some degree. In general the Rig Technology group has not experienced significant seasonal fluctuation although orders for new equipment may be modestly affected by holiday schedules. There can be no guarantee that seasonal effects will not influence future sales in this segment.

In Canada, the Petroleum Services & Supplies segment has typically realized high first quarter activity levels, as operators take advantage of the winter freeze to gain access to remote drilling and production areas. In past years, certain Canadian businesses within Petroleum Services & Supplies and Distribution Services have declined during the second quarter due to warming weather conditions which resulted in thawing, softer ground, difficulty accessing drill sites, and road bans that curtailed drilling activity ("Canadian Breakup"). However, these businesses have typically rebounded in the third and fourth quarter. Petroleum Services & Supplies activity in both the U.S. and Canada sometimes increases during the third quarter and then peaks in the fourth quarter as operators spend the remaining drilling and/or production capital budgets for that year. Petroleum Services & Supplies revenues in the Rocky Mountain region sometimes decline in the late fourth quarter or early first quarter due to harsh winter weather.

Within Petroleum Services & Supplies, the Pipeline Inspection business has typically experienced reduced activity during the first quarter of the calendar year. The high winter demand for gas and petroleum products in the northern hemisphere and the consequent curtailment of pipeline maintenance and inspection programs often results in less opportunity to perform pipeline inspection during this time. The segment's fiberglass and composite tubulars business in China has typically declined in the first quarter due to the impact of weather on manufacturing and installation operations, and due to business slow downs associated with the Chinese New Year.

The Company anticipates that the seasonal trends described above will continue. However, there can be no guarantee that spending by the Company's customers will continue to follow patterns seen in the past or that spending by other customers will remain the same as in prior years.

Marketing & Distribution Network

Substantially all of our Rig Technology capital equipment and spare parts sales, and a large portion of our smaller pumps and parts sales, are made through our direct sales force and distribution service centers. Sales to foreign state-owned oil companies are typically made in conjunction with agent or representative arrangements. Products within our Petroleum Service & Supplies segment are rented and sold worldwide through our own sales force and through commissioned representatives. Distribution Services sales are made through our network of distribution service centers. Customers for our products and services include drilling and other service contractors, exploration and production companies, supply companies and nationally owned or controlled drilling and production companies.

The Rig Technology segment's customers include drilling contractors, shipyards and other rig fabricators, well servicing companies, pressure pumpers, national oil companies, major and independent oil and gas companies, supply stores, and pipe-running service providers. Demand for its products is strongly dependent upon capital spending plans by oil and gas companies and drilling contractors, and the level of oil and gas well drilling activity. Rig Technology purchases can represent significant capital expenditures, and are often sold as part of a rig fabrication or major rig refurbishment package. Sometimes these packages cover multiple rigs, and often the Company bids jointly with other related product and services providers, such as rig fabrication yards and rig design firms.

The Petroleum Services & Supplies group's customers for tubular services include major and independent oil and gas companies, national oil companies, oilfield equipment and product distributors and manufacturers, drilling and workover contractors, oilfield service companies, pressure pumpers, pipeline operators, pipe mills, manufactures and processors, and other industrial companies. Certain tubular inspection and tubular coating products and services often are incorporated as a part of a tubular package sold by tubular supply stores to end users. The Company primarily has direct operations in the international marketplace, but operates through agents in certain markets.

The Petroleum Services & Supplies group's customers for drilling services are predominantly major and independent oil and gas companies, national oil companies, drilling contractors, well servicing companies, providers of drilling fluids, and other oilfield service companies. This group operates sales and distribution facilities at strategic locations worldwide to service areas with high drilling activity. Strategically located service and engineering facilities provide specialty repair and maintenance services to customers. Sales of capital equipment are sometimes made through rig fabricators, and often are bid as part of a rig fabrication package or rig refurbishment package. Sometimes these packages cover multiple rigs, and often the Company bids jointly with other related service providers.

Distribution Services sales are made through our network of distribution service centers. Customers for our products and services include drilling and other service contractors, exploration and production companies, supply companies and nationally owned or controlled drilling and production companies.

The Company's foreign operations, which include significant operations in Canada, Europe, the Far East, the Middle East, Africa and Latin America, are subject to the risks normally associated with conducting business in foreign countries, including foreign currency exchange risks and uncertain political and economic environments, which may limit or disrupt markets, restrict the movement of funds or result in the deprivation of contract rights or the taking of property without fair compensation. Government-owned petroleum companies located in some of the countries in which the Company operates have adopted policies (or are subject to governmental policies) giving preference to the purchase of goods and services from companies that are majority-owned by local nationals. As a result of such policies, the Company relies on joint ventures, license arrangements and other business combinations with local nationals in these countries. In addition, political considerations may disrupt the commercial relationship between the Company and such government-owned petroleum companies. Although the Company has not experienced any significant problems in foreign countries arising from nationalistic policies, political instability, economic instability or currency restrictions, there can be no assurance that such a problem will not arise in the future. See Note 15 of the Notes to the Consolidated Financial Statements for information regarding geographic revenue information.

Research and New Product Development and Intellectual Property

The Company believes that it has been a leader in the development of new technology and equipment to enhance the safety and productivity of drilling and well servicing processes and that its sales and earnings have been dependent, in part, upon the successful introduction of new or improved products. Through its internal development programs and certain acquisitions, the Company has assembled an extensive array of technologies protected by a substantial number of trade and service marks, patents, trade secrets, and other proprietary rights.

As of December 31, 2006, the Company held a substantial number of United States patents and had several patent applications pending. Expiration dates of such patents range from 2007 to 2026. As of this date, the Company also had foreign patents and patent applications pending relating to inventions covered by the United States patents. Additionally, the Company maintains a substantial number of trade and service marks and maintains a number of trade secrets.

Although the Company believes that this intellectual property has value, competitive products with different designs have been successfully developed and marketed by others. The Company considers the quality and timely delivery of its products, the service it provides to its customers and the technical knowledge and skills of its personnel to be more important than its intellectual property in its ability to compete. While the Company stresses the importance of its research and development programs, the technical challenges and market uncertainties associated with the development and successful introduction of new products are such that there can be no assurance that the Company will realize future revenues from new products.

Engineering and Manufacturing

The manufacturing processes for the Company's products generally consist of machining, welding and fabrication, heat treating, assembly of manufactured and purchased components and testing. Most equipment is manufactured primarily from alloy steel, and the availability and price of alloy steel castings, forgings, purchased components and bar stock is critical to the production and timing of shipments. Primary manufacturing facilities for the Rig Technology segment are located in Houston, Galena Park, Sugar Land, Conroe, Anderson, Fort Worth and Pampa, Texas; Duncan and Tulsa, Oklahoma; Orange, California; Calgary, Nisku and Edmonton, Canada; Mexicali, Mexico; Aberdeen, Scotland; Kristiansand, and Stavanger, Norway; Etten-Leur, the Netherlands; Carquefou, France; Singapore; Perth, Australia; Lanzhou and Shanghai, China; and Jebal Ali, UAE.

The Company's Petroleum Services & Supplies segment manufactures or assembles the equipment and products which it rents and sells to customers, and which it uses in providing services. Downhole tools are manufactured at facilities in Houston, Texas; Nisku and Edmonton, Alberta. Solids control equipment and screens are manufactured at facilities in Houston and Conroe, Texas; New Iberia, Louisiana; Aberdeen, Scotland; Nisku and Alberta, Canada; Trinidad; and Macae, Brazil. Instrumentation equipment is manufactured at Cedar Park and Houston, Texas facilities. Pumps are manufactured at facilities in Houston, Odessa and Marble Falls, Texas; McAlester and Tulsa, Oklahoma; Manchester, England; and Melbourne, Australia.

The group manufactures tubular inspection equipment and instrumented pipeline inspection tools at its Houston, Texas facility for resale, and renovates and repairs equipment at its manufacturing facilities in Houston, Texas; Celle, Germany; Nisku and Alberta, Canada; and Aberdeen, Scotland. Fiberglass and composite tubulars and fittings are manufactured at facilities in San Antonio and Big Spring, Texas; Little Rock, Arkansas; Tulsa, Oklahoma; Wichita, Kansas; and Harbin and Suzhou, China facilities, while tubular coatings are manufactured in its Houston, Texas facility, or through restricted sale agreements with third party manufacturers.

Certain of the Company's manufacturing facilities and certain of the Company's products have various certifications, including, ISO 9001, API and ASME.

Raw Materials

The Company believes that materials and components used in its servicing and manufacturing operations and purchased for sales are generally available from multiple sources. The prices paid by the Company for its raw materials may be affected by, among other things, energy, steel and other commodity prices; tariffs and duties on imported materials; and foreign currency exchange rates. The Company experienced higher steel prices and greater difficulty securing necessary steel supplies in 2004 and 2005 than it experienced during the preceding several years. In 2006, the price for mild steel and standard grades stabilized while specialty alloy prices continued to rise driven primarily by escalation in the price of the alloying agents. The Company has generally been successful in its effort to mitigate the financial impact of higher raw materials costs on its operations by applying surcharges to and adjusting prices on the products it sells. Furthermore, NOV continued to expand its supply base in 2006 throughout the world to address our customers' needs. However, higher prices and lower availability of steel and other raw material the Company uses in its business may adversely impact future periods.

Backlog

The Company monitors its backlog of orders within its Rig Technology group to guide its planning. Backlog includes orders greater than $250 thousand for most items and orders for wireline units in excess of $75 thousand, and which require more than three months to manufacture and deliver.

Backlog measurements are made on the basis of written orders which are firm, but may be cancelable by the customer. Most require reimbursement to the Company for costs incurred in such an event. There can be no assurance that the backlog amounts will ultimately be realized as revenue, or that the Company will earn a profit on backlog work. Our backlog for equipment at recent year-ends has been:

December 31, 2006	$6.0 billion
December 31, 2005	2.3 billion
December 31, 2004	0.6 billion *

---

* excludes Varco backlog

Employees

At December 31, 2006, the Company had a total of 26,861 employees, of which 3,885 were temporary employees. Approximately 117 employees in the Company's fiberglass tubulars plant in Little Rock, Arkansas, and 100 employees of the Company's downhole tools product line, are subject to collective bargaining agreements. Additionally, certain of the Company's employees in certain foreign locations are subject to collective bargaining agreements.

ITEM 1A. RISK FACTORS

You should carefully consider the risks described below, in addition to other information contained or incorporated by reference herein. Realization of any of the following risks could have a material adverse effect on our business, financial condition, cash flows and results of operations.

We are dependent upon the level of activity in the oil and gas industry, which is volatile.

The oil and gas industry historically has experienced significant volatility. Demand for our services and products depends primarily upon the number of oil rigs in operation, the number of oil and gas wells being drilled, the depth and drilling conditions of these wells, the volume of production, the number of well completions, capital expenditures of other oilfield service companies and the level of workover activity. Drilling and workover activity can fluctuate significantly in a short period of time, particularly in the United States and Canada. The willingness of oil and gas operators to make capital expenditures to explore for and produce oil and natural gas and the willingness of oilfield service companies to invest in capital equipment will continue to be influenced by numerous factors over which we have no control, including:

- the ability of the members of the Organization of Petroleum Exporting Countries, or OPEC, to maintain price stability through voluntary production limits, the level of production by non-OPEC countries and worldwide demand for oil and gas;
- level of production from known reserves;
- cost of exploring for and producing oil and gas;
- level of drilling activity and drilling rig dayrates;
- worldwide economic activity;
- national government political requirements;
- development of alternate energy sources; and
- environmental regulations.

If there is a significant reduction in demand for drilling services, in cash flows of drilling contractors, well servicing companies, or production companies or in drilling or well servicing rig utilization rates, then demand for the products and services of the Company will decline.

Volatile oil and gas prices affect demand for our products.

Oil and gas prices have been volatile since 1990. In general, oil prices approximated $18-22 per barrel from 1991 through 1997, experienced a decline into the low teens in 1998 and 1999, and have generally ranged between $25-75 per barrel since 2000. Spot gas prices generally ranged between $1.80-2.60 per mmbtu of gas from 1991 through 1999, then experienced severe spikes into the $10 range in 2001 and 2003. Absent occasional spikes and dips due to imbalances in supply and demand, prices have generally ranged between $5.00-10.00 per mmbtu during the last two years.

Expectations for future oil and gas prices cause many shifts in the strategies and expenditure levels of oil and gas companies and drilling contractors, particularly with respect to decisions to purchase major capital equipment of the type we manufacture. Oil and gas prices, which are determined by the marketplace, may fall below a range that is acceptable to our customers, which could reduce demand for our products.

Competition in our industry could ultimately lead to lower revenues and earnings.

The oilfield products and services industry is highly competitive. We compete with national, regional and foreign competitors in each of our current major product lines. These competitors may have greater financial, technical, manufacturing and marketing resources than us, and may be in a better competitive position. The following competitive actions can each affect our revenues and earnings:

- price changes;
- new product and technology introductions; and
- improvements in availability and delivery.

In addition, certain foreign jurisdictions and government-owned petroleum companies located in some of the countries in which we operate have adopted policies or regulations which may give local nationals in these countries competitive advantages. Competition in our industry could lead to lower revenues and earnings.

We have aggressively expanded our businesses and intend to maintain an aggressive growth strategy.

We have aggressively expanded and grown our businesses during the past several years, through acquisitions and investment in internal growth. We anticipate that we will continue to pursue an aggressive growth strategy but we cannot assure you that attractive acquisitions will be available to us at reasonable prices or at all. In addition, we cannot assure you that we will successfully integrate the operations and assets of any acquired business with our own or that our management will be able to manage effectively the increased size of the Company or operate any new lines of business. Any inability on the part of management to integrate and manage acquired businesses and their assumed liabilities could adversely affect our business and financial performance. In addition, we may need to incur substantial indebtedness to finance future acquisitions. We cannot assure you that we will be able to obtain this financing on terms acceptable to us or at all. Future acquisitions may result in increased depreciation and amortization expense, increased interest expense, increased financial leverage or decreased operating income for the Company, any of which could cause our business to suffer.

Our operating results have fluctuated during recent years and these fluctuations may continue.

We have experienced fluctuations in quarterly operating results in the past. We cannot assure you that we will realize expected earnings growth or that earnings in any particular quarter will not fall short of either a prior fiscal quarter or investors' expectations. The following factors, in addition to others not listed, may affect our quarterly operating results in the future:

- fluctuations in the oil and gas industry;
- competition;
- the ability to service the debt obligations of the Company;
- the ability to identify strategic acquisitions at reasonable prices;
- the ability to manage and control operating costs of the Company;
- fluctuations in political and economic conditions in the United States and abroad; and
- the ability to protect our intellectual property rights.

There are risks associated with our presence in international markets, including political or economic instability and currency restrictions.

Approximately 55% of our revenues in 2006 were derived from operations outside the United States (based on revenue destination). Our foreign operations include significant operations in Canada, Europe, the Middle East, Africa, Southeast Asia, South America and other international markets. Our revenues and operations are subject to the risks normally associated with conducting business in foreign countries, including uncertain political and economic environments, which may limit or disrupt markets, restrict the movement of funds or result in the deprivation of contract rights or the taking of property without fair compensation. Government-owned petroleum companies located in some of the countries in which we operate have adopted policies, or are subject to governmental policies, giving preference to the purchase of goods and services from companies that are majority-owned by local nationals. As a result of these policies, we may rely on joint ventures, license arrangements and other business combinations with local nationals in these countries. In addition, political considerations may disrupt the commercial relationships between us and government-owned petroleum companies.

Under broad powers granted to the President of Venezuela by the National Assembly on January 31, 2007, the Venezuelan government began asserting closer government control over its oil and gas reserves. The Company generated revenue of $57.9 million from its Venezuelan operations in 2006, and as of December 31, 2006 had a net equity investment in Venezuela of $45.3 million. These political events could adversely affect our operations in Venezuela (where we have operated for nearly 40 years) and financial results in the future.

The results of our operations are subject to market risk from changes in foreign currency exchange rates.

We earn revenues, pay expenses and incur liabilities in countries using currencies other that the U.S. dollar, including the Canadian dollar, the Euro, the British Pound and the Norwegian Kroner. Approximately 55% of our 2006 revenue was derived from sales outside the United States. Because our consolidated financial statements are presented in U.S. dollars, we must translate revenues, income and expenses into U.S. dollars at exchange rates in effect during or at the end of each reporting period. Thus, increases or decreases in the value of the U.S. dollar against other currencies in which our operations are conducted will affect our revenues and operating income. Because of the geographic diversity of our operations, weaknesses in some currencies might be offset by strengths in others over time. We also use derivative financial instruments to further reduce our net exposure to currency exchange fluctuations. We had forward contracts with a notional amount of $1,477.2 million (with a fair value of $26.3 million) as of December 31, 2006 to reduce the impact of foreign currency exchange rate movements. We are also subject to risks that the counterparties to these contracts fail to meet the terms of our foreign currency contracts. We cannot assure you that fluctuations in foreign currency exchange rates would not affect our financial results.

An impairment of goodwill could reduce our earnings.

We recorded approximately $2.2 billion of goodwill on the consolidated balance sheet as of December 31, 2006. Goodwill is recorded when the purchase price of a business exceeds the fair market value of the tangible and separately measurable intangible net assets. Generally accepted accounting principles requires us to test goodwill for impairment on an annual basis or when events or circumstances occur indicating that goodwill might be impaired. If we were to determine that any of our remaining balance of goodwill was impaired, we would record an immediate charge to earnings with a corresponding reduction in stockholders' equity and increase in balance sheet leverage as measured by debt to total capitalization.

We could be adversely affected if we fail to comply with any of the numerous federal, state and local laws, regulations and policies that govern environmental protection, zoning and other matters applicable to our businesses.

Our businesses are subject to numerous federal, state and local laws, regulations and policies governing environmental protection, zoning and other matters. These laws and regulations have changed frequently in the past and it is reasonable to expect additional changes in the future. If existing regulatory requirements change, we may be required to make significant unanticipated capital and operating expenditures. We cannot assure you that our operations will continue to comply with future laws and regulations. Governmental authorities may seek to impose fines and penalties on us or to revoke or deny the issuance or renewal of operating permits for failure to comply with applicable laws and regulations. Under these circumstances, we might be required to reduce or cease operations or conduct site remediation or other corrective action which could adversely impact our operations and financial condition.

Our businesses expose us to potential environmental liability.

Our businesses expose us to the risk that harmful substances may escape into the environment, which could result in:

- personal injury or loss of life;
- severe damage to or destruction of property; or
- environmental damage and suspension of operations.

Our current and past activities, as well as the activities of our former divisions and subsidiaries, could result in our facing substantial environmental, regulatory and other liabilities. These could include the costs of cleanup of contaminated sites and site closure obligations. These liabilities could also be imposed on the basis of one or more of the following theories:

- negligence;
- strict liability;
- breach of contract with customers; or
- as a result of our contractual agreement to indemnify our customers in the normal course of business, which is normally the case.

We may not have adequate insurance for potential environmental liabilities.

While we maintain liability insurance, this insurance is subject to coverage limits. In addition, certain policies do not provide coverage for damages resulting from environmental contamination. We face the following risks with respect to our insurance coverage:

- we may not be able to continue to obtain insurance on commercially reasonable terms;
- we may be faced with types of liabilities that will not be covered by our insurance;
- our insurance carriers may not be able to meet their obligations under the policies; or
- the dollar amount of any liabilities may exceed our policy limits.

Even a partially uninsured claim, if successful and of significant size, could have a material adverse effect on our consolidated financial statements.

There are risks associated with certain contracts for our drilling equipment.

As of December 31, 2006, we had a backlog of approximately $6 billion of drilling equipment to be manufactured, assembled, tested and delivered by our Rig Technology Group. The following factors, in addition to others not listed, could reduce our margins on these contracts, adversely affect our position in the market and subject us to contractual penalties:

- our failure to adequately estimate costs for making this drilling equipment;
- our inability to deliver equipment that meets contracted technical requirements;
- our inability to maintain our quality standards during the design and manufacturing process;
- our inability to secure parts made by third party vendors at reasonable costs and within required timeframes;
- unexpected increases in the costs of raw materials; and
- our inability to manage unexpected delays due to weather, shipyard access, labor shortages or other factors beyond our control.

Such developments could have a material adverse effect on our consolidated financial statements.

GLOSSARY OF OILFIELD TERMS

(Sources: Company management; "A Dictionary for the Petroleum Industry," The University of Texas at Austin, 2001.)

API	Abbr: American Petroleum Institute
Annular Blowout Preventer	A large valve, usually installed above the ram blowout preventers, that forms a seal in the annular space between the pipe and the wellbore or, if no pipe is present, in the wellbore itself.
Annulus	The open space around pipe in a wellbore through which fluids may pass.
Automatic Pipe Handling Systems (Automatic Pipe Racker)	A device used on a drilling rig to automatically remove and insert drill stem components from and into the hole. It replaces the need for a person to be in the derrick or mast when tripping pipe into or out of the hole.
Automatic Roughneck	A large, self-contained pipe-handling machine used by drilling crew members to make up and break out tubulars. The device combines a spinning wrench, torque wrench, and backup wrenches.
Beam pump	Surface pump that raises and lowers sucker rods continually, so as to operate a downhole pump.
Bit	The cutting or boring element used in drilling oil and gas wells. The bit consists of a cutting element and a circulating element. The cutting element is steel teeth, tungsten carbide buttons, industrial diamonds, or polycrystalline diamonds (PDCs). These teeth, buttons, or diamonds penetrate and gouge or scrape the formation to remove it. The circulating element permits the passage of drilling fluid and utilizes the hydraulic force of the fluid stream to improve drilling rates. In rotary drilling, several drill collars are joined to the bottom end of the drill pipe column, and the bit is attached to the end of the drill collars. Drill collars provide weight on the bit to keep it in firm contact with the bottom of the hole. Most bits used in rotary drilling are roller cone bits, but diamond bits are also used extensively.
Blowout	An uncontrolled flow of gas, oil or other well fluids into the atmosphere. A blowout, or gusher, occurs when formation pressure exceeds the pressure applied to it by the column of drilling fluid. A kick warns of an impending blowout.
Blowout Preventer (BOP)	Series of valves installed at the wellhead while drilling to prevent the escape of pressurized fluids.
Blowout Preventer (BOP) Stack	The assembly of well-control equipment including preventers, spools, valves, and nipples connected to the top of the wellhead.
Closed Loop Drilling Systems	A solids control system in which the drilling mud is reconditioned and recycled through the drilling process on the rig itself.
Coiled Tubing	A continuous string of flexible steel tubing, often hundreds or thousands of feet long, that is wound onto a real, often dozens of feet in diameter. The reel is an integral part of the coiled tubing unit, which consists of several devices that ensure the tubing can be safely and efficiently inserted into the well from the surface. Because tubing can be lowered into a well without having to make up joints of tubing, running coiled tubing into the well is faster and less expensive than running conventional tubing. Rapid advances in the use of coiled tubing make it a popular way in which to run tubing into and out of a well. Also called reeled tubing.
Cuttings	Fragments of rock dislodged by the bit and brought to the surface in the drilling mud. Washed and dried cutting samples are analyzed by geologist to obtain information about the formations drilled.
Directional Well	Well drilled in an orientation other than vertical in order to access broader portions of the formation.
Drawworks	The hoisting mechanism on a drilling rig. It is essentially a large winch that spools off or takes in the drilling line and thus raises or lowers the drill stem and bit.
Drill Pipe Elevator (Elevator)	On conventional rotary rigs and top-drive rigs, hinged steel devices with manual operating handles that crew members latch onto a tool joint (or a sub). Since the elevators are directly connected to the traveling block, or to the integrated traveling block in the top drive, when the driller raises or lowers the block or the top-drive unit, the drill pipe is also raised or lowered.
Drilling jars	A percussion tool operated manually or hydraulically to deliver a heavy downward blow to free a stuck drill stem.
Drilling mud	A specially compounded liquid circulated through the wellbore during rotary drilling operations.

Drilling riser	A conduit used in offshore drilling through which the drill bit and other tools are passed from the rig on the water's surface to the sea floor.
Drill stem	All members in the assembly used for rotary drilling from the swivel to the bit, including the Kelly, the drill pipe and tool joints, the drill collars, the stabilizers, and various specialty items.
Formation	A bed or deposit composed throughout of substantially the same kind of rock; often a lithologic unit. Each formation is given a name, frequently as a result of the study of the formation outcrop at the surface and sometimes based on fossils found in the formation.
Hardbanding	A special wear-resistant material often applied to tool joints to prevent abrasive wear to the area when the pipe is being rotated downhole.
Iron roughneck	A floor-mounted combination of a spinning wrench and a torque wrench. The Iron Roughneck moves into position hydraulically and eliminates the manual handling involved with suspended individual tools.
Jack-up rig	A mobile bottom-supported offshore drilling structure with columnar or open-truss legs that support the deck and hull. When positioned over the drilling site, the bottoms of the legs penetrate the seafloor.
Jar	A mechanical device placed near the top of the drill stem which allows the driller to strike a very heavy blow upward or downward on stuck pipe.
Joint	1) In drilling, a single length (from 16 feet to 45 feet, or 5 meters to 14.5 meters, depending on its range length) of drill pipe, drill collar, casing or tubing that has threaded connections at both ends. Several joints screwed together constitute a stand of pipe. 2) In pipelining, a single length (usually 40 feet-12 meters) of pipe. 3) In sucker rod pumping, a single length of sucker rod that has threaded connections at both ends.
Kelly	The heavy steel tubular device, four- or six-sided, suspended from the swivel through the rotary table and connected to the top joint of drill pipe to turn the drill stem as the rotary table returns. It has a bored passageway that permits fluid to be circulated into the drill stem and up the annulus, or vice versa. Kellys manufactured to API specifications are available only in four- or six-sided versions, are either 40 or 54 feet (12 to 16 meters) long, and have diameters as small as 2 1/2 inches (6 centimeters) and as large as 6 inches (15 centimeters).
Kelly bushing	A special device placed around the kelly that mates with the kelly flats and fits into the master bushing of the rotary table. The kelly bushing is designed so that the kelly is free to move up or down through it. The bottom of the bushing may be shaped to fit the opening in the master bushing or it may have pins that fit into the master bushing. In either case, when the kelly bushing is inserted into the master bushing and the master bushing is turned, the kelly bushing also turns. Since the kelly bushing fits onto the kelly, the kelly turns, and since the kelly is made up to the drill stem, the drill stem turns. Also called the drive bushing.
Kelly spinner	A pneumatically operated device mounted on top of the kelly that, when actuated, causes the kelly to turn or spin. It is useful when the kelly or a joint of pipe attached to it must be spun up, that is, rotated rapidly for being made up.
Kick	An entry of water, gas, oil, or other formation fluid into the wellbore during drilling. It occurs because the pressure exerted by the column of drilling fluid is not great enough to overcome the pressure exerted by the fluids in the formation drilled. If prompt action is not taken to control the kick, or kill the well, a blowout may occur.
Making-up	1. To assemble and join parts to form a complete unit (e.g., to make up a string of drill pipe). 2. To screw together two threaded pieces. Compare break out. 3. To mix or prepare (e.g., to make up a tank of mud). 4. To compensate for (e.g., to make up for lost time).
Manual tongs (Tongs)	The large wrenches used for turning when making up or breaking out drill pipe, casing, tubing, or other pipe; variously called casing tongs, pipe tongs, and so forth, according to the specific use. Power tongs or power wrenches are pneumatically or hydraulically operated tools that serve to spin the pipe up tight and, in some instances to apply the final makeup torque.
Master bushing	A device that fits into the rotary table to accommodate the slips and drive the kelly bushing so that the rotating motion of the rotary table can be transmitted to the kelly. Also called rotary bushing.
Motion compensation equipment	Any device (such as a bumper sub or heave compensator) that serves to maintain constant weight on the bit in spite of vertical motion of a floating offshore drilling rig.
Mud pump	A large, high-pressure reciprocating pump used to circulate the mud on a drilling rig.
Plug gauging	The mechanical process of ensuring that the inside threads on a piece of drill pipe comply with API standards.

Pressure control equipment	1. The act of preventing the entry of formation fluids into a wellbore. 2. The act of controlling high pressures encountered in a well.
Pressure pumping	Pumping fluids into a well by applying pressure at the surface.
Ram blowout preventer	A blowout preventer that uses rams to seal off pressure on a hole that is with or without pipe. Also called a ram preventer.
Ring gauging	The mechanical process of ensuring that the outside threads on a piece of drill pipe comply with API standards.
Riser	A pipe through which liquids travel upward.
Riser pipe	The pipe and special fitting used on floating offshore drilling rigs to established a seal between the top of the wellbore, which is on the ocean floor, and the drilling equipment located above the surface of the water. A riser pipe serves as a guide for the drill stem from the drilling vessel to the wellhead and as a conductor or drilling fluid from the well to the vessel. The riser consists of several sections of pipe and includes special devices to compensate for any movement of the drilling rig caused by waves. Also called marine riser pipe, riser joint.
Rotary table	The principal piece of equipment in the rotary table assembly; a turning device used to impart rotational power to the drill stem while permitting vertical movement of the pipe for rotary drilling. The master bushing fits inside the opening of the rotary table; it turns the kelly bushing, which permits vertical movement of the kelly while the stem is turning.
Rotating blowout preventer (Rotating Head)	A sealing device used to close off the annular space around the kelly in drilling with pressure at the surface, usually installed above the main blowout preventers. A rotating head makes it possible to drill ahead even when there is pressure in the annulus that the weight of the drilling fluid is not overcoming; the head prevents the well from blowing out. It is used mainly in the drilling of formations that have low permeability. The rate of penetration through such formations is usually rapid.
Safety clamps	A clamp placed very tightly around a drill collar that is suspended in the rotary table by drill collar slips. Should the slips fail, the clamp is too large to go through the opening in the rotary table and therefore prevents the drill collar string from falling into the hole. Also called drill collar clamp.
Shaker	See "Shale Shaker"
Shale shaker	A piece of drilling rig equipment that uses a vibrating screen to remove cuttings from the circulating fluid in rotary drilling operations. The size of the openings in the screen should be selected carefully to be the smallest size possible to allow 100 per cent flow of the fluid. Also called a shaker.
Slim-hole completions (Slim-hole Drilling)	Drilling in which the size of the hole is smaller than the conventional hole diameter for a given depth. This decrease in hole size enables the operator to run smaller casing, thereby lessening the cost of completion.
Slips	Wedge-shaped pieces of metal with serrated inserts (dies) or other gripping elements, such as serrated buttons, that suspend the drill pipe or drill collars in the master bushing of the rotary table when it is necessary to disconnect the drill stem from the kelly or from the top-drive unit's drive shaft. Rotary slips fit around the drill pipe and wedge against the master bushing to support the pipe. Drill collar slips fit around a drill collar and wedge against the master bushing to support the drill collar. Power slips are pneumatically or hydraulically actuated devices that allow the crew to dispense with the manual handling of slips when making a connection.
Solids	See "Cuttings"
Spinning wrench	Air-powered or hydraulically powered wrench used to spin drill pipe in making or breaking connections.
Spinning-in	The rapid turning of the drill stem when one length of pipe is being joined to another. "Spinning-out" refers to separating the pipe.
Stand	The connected joints of pipe racked in the derrick or mast when making a trip. On a rig, the usual stand is about 90 feet (about 27 meters) long (three lengths of drill pipe screwed together), or a treble.
String	The entire length of casing, tubing, sucker rods, or drill pipe run into a hole.
Sucker rod	A special steel pumping rod. Several rods screwed together make up the link between the pumping unit on the surface and the pump at the bottom of the well.

Tensioner	A system of devices installed on a floating offshore drilling rig to maintain a constant tension on the riser pipe, despite any vertical motion made by the rig. The guidelines must also be tensioned, so a separate tensioner system is provided for them.
Thermal desorption	The process of removing drilling mud from cuttings by applying heat directly to drill cuttings.
Top drive	A device similar to a power swivel that is used in place of the rotary table to turn the drill stem. It also includes power tongs. Modern top drives combine the elevator, the tongs, the swivel, and the hook. Even though the rotary table assembly is not used to rotate the drill stem and bit, the top-drive system retains it to provide a place to set the slips to suspend the drill stem when drilling stops.
Torque wrench	Spinning wrench with a gauge for measuring the amount of torque being applied to the connection.
Trouble cost	Costs incurred as a result or unanticipated complications while drilling a well. These cost are often referred to as contingency costs during the planning phase of a well.
Well completion	1. The activities and methods of preparing a well for the production of oil and gas or for other purposes, such as injection; the method by which one or more flow paths for hydrocarbons are established between the reservoir and the surface. 2. The system of tubulars, packers, and other tools installed beneath the wellhead in the production casing; that is, the tool assembly that provides the hydrocarbon flow path or paths.
Well stimulation	Any of several operations used to increase the production of a well, such as acidizing or fracturing.
Well workover	The performance of one or more of a variety of remedial operations on a producing oilwell to try to increase production oilwell to try to increase production. Examples of workover jobs are deepening, plugging back, pulling and resetting liners, and squeeze cementing.
Wellbore	A borehole; the hole drilled by the bit. A wellbore may have casing in it or it may be open (uncased); or part of it may be cased, and part of it may be open. Also called a borehole or hole.
Wireline	A slender, rodlike or threadlike piece of metal usually small in diameter, that is used for lowering special tools (such as logging sondes, perforating guns, and so forth) into the well. Also called slick line.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 2. PROPERTIES

The Company owned or leased approximately 638 facilities worldwide as of December 31, 2006, including the following principal manufacturing, service, distribution and administrative facilities:

Location	Description	Building Size (Square Feet)	Property Size (Acres)	Owned/ Leased	Lease Termination Date
Rig Technology:					
Lanzhou, China	Mfg. Plant (Drilling Equipment) & Administrative Offices	1,370,957	38	Building Owned *	10/20/20
Houston, Texas	West Little York Manufacturing Facility, Repair, Service, Administrative & Sales Offices	619,000	34	Owned	
Pampa, Texas	Mfg. Plant	548,000	400	Owned	
Houston, Texas	Mfg. Plant (Drilling Machinery and Equip)	417,000		Leased	Various
Carquefou, France	Mfg. Plant (Offshore Equipment)	213,000		Owned	
Houston, Texas	Mfg. Plant (Braking Systems)	200,000	24	Owned	
Houston, Texas	Mfg. Plant (Electrical Power Systems)	184,000	11	Owned	
Houston, Texas	Mfg. Plant (Drilling Rigs and Components)	178,000		Owned	
Fort Worth, Texas	Coiled Tubing Manufacturing Facility, Warehouse, Administrative & Sales Offices	167,999	31	Leased	01/31/14
Kristiansand, Norway	Mfg. (Drilling and Offshore Equipment)	157,000		Owned	
Orange, California	Manufacturing & Office Facility – 759 N. Eckhoff	126,000	9	Building Owned *	04/30/12
Aberdeen, Scotland	Pressure Control Manufacturing, Administrative & Sales	107,974	8	Leased	08/31/19
Anderson, Texas	Rolligon Mfg. Facility, Administrative & Sales Offices	105,000	35	Leased	11/06/11
Conroe, Texas	Mfg., Administration & Sales	86,000		Leased	12/31/21
Molde, Norway	Mfg. (Marine Handling Equipment)	78,000		Owned	
Mexicali, Mexico	Mfg. Plant	76,402		Leased	04/01/14
Calgary, Alberta, Canada	Mfg. (Coiled Tubing and Wireline Units)	76,000		Owned	
Etten-Leur, Netherlands	Mfg. Plant/Sales (Drilling Equipment)	75,000	6	Owned	
Duncan, Oklahoma	Nitrogen Units Manufacturing Facility, Warehouse & Offices	67,600	13	Owned	
Houston, Texas	Brittmore Shaffer Repair & Service Facility	66,500	6	Leased	11/01/11
Aberdeen, Scotland	Systems & Shaffer Sales, Service & Distribution Facility	63,000	6	Owned	
Edmonton, Alberta, Canada	Mfg. (Drilling Machinery and Equip.)	61,000		Owned	

Nisku, Alberta, Canada	Mfg. (Drilling Machinery and Equip.)	60,000		Owned	
Calgary, Alberta, Canada	Coiled Tubing Manufacturing Facility, Administrative & Sales Offices	48,040	3	Owned	
Stavanger, Norway	Drilling Equipment Work Shop, Warehouse & Customer Service Center	41,333	1	Leased	06/01/09
Tulsa, Oklahoma	Pumping Manufacturing Facility, Warehouse & Offices	40,700	4	Leased	12/31/07
Tuas, Singapore	Coiled Tubing & Wireline Products Manufacturing & Administrative Facility	35,300	2	Building Owned*	04/15/14
Singapore	Systems Offices, Service & Distribution Facility	35,079	1	Building Owned*	07/01/40
Orange, California	Administrative Offices—743 N. Eckhoff	35,000	2	Leased	04/30/12
Great Yarmouth, England	Coiled Tubing & Nitrogen Units Manufacturing, Administrative & Sales Offices	29,000	2	Leased	08/22/11
Petroleum Services & Supplies:					
Al Khobar, Saudi Arabia	Reclamation, Inspection Facility & Offices	340,203	8	Leased	11/30/10
Houston, Texas	Sheldon Road: Inspection Facility	335,993	192	Owned	
Houston, Texas	Holmes Road Complex: Manufacturing, Warehouse, Corporate Offices, Coating Manufacturing Plant & Pipeline Services	300,000	50	Owned	
Little Rock, Arkansas	Fiberglass Tubular Manufacturing Plant, R&D Lab, Administrative Offices	262,784	44	Leased	01/01/07
Cedar Park, Texas	Instrumentation Manufacturing Facility, Administrative & Sales Offices	260,000	40	Owned	
Manchester, England	Mfg. (Pumps and expendable parts)	244,000		Owned	
Yopal, Colombia	Inspection and Solids Control Warehouse & Storage	215,280	5	Owned	
Sand Springs, Oklahoma	Fiberglass Tubular Manufacturing Plant	189,173	7	Owned	
Amelia, Louisiana	Coating Plant & Inspection Facility	179,574	84	Leased	12/31/16
Houston, Texas	QT Coiled Tubing Manufacturing Facility, Warehouse and Offices	172,472	27	Owned	
Houston, Texas	Coating Plant & Inspection Facility	168,683	49	Owned	
Tulsa, Oklahoma	Mfg. (Pumps and expendable parts)	165,000		Owned	
Edmonton, Alberta, Canada	Mfg. (Downhole Tools)	162,000		Owned	

Conroe, Texas	Solids Control & Pressure Control Manufacturing Facility, Warehouse, Administrative & Sales Offices & Engineering Labs	160,000	30	Owned	
Wichita, Kansas	Fiberglass Tubular Manufacturing Plant	129,746	15	Owned	
Nisku, Alberta, Canada	Trucking, Rod Plant, Inspection & Storage Facility	121,545	155	Owned	
McAlester, Oklahoma	Mfg. (Pumps)	120,000		Owned	
Nisku, Alberta, Canada	Coating Plant, Inspection & Drill Pipe Facility	114,000	47	Owned	
Nisku, Alberta, Canada	Mfg. Downhole Tools	105,000		Owned	
Amelia, Louisiana	Coating Plant, Inspection & Storage Facilities	102,000	90	Building Owned*	05/31/11
Casper, Wyoming	Inspection Facility	91,720	29	Owned	
Midland, Texas	Coating Plant	87,000	25	Owned	
Houston, Texas	Mfg. (Downhole Tools)	86,175		Leased	12/31/18
Houston, Texas	Highway 90: Coating Plant	83,000	43	Leased	07/31/11
San Antonio, Texas	Fiberglass Tubular Manufacturing Plant, R & D Lab, Administrative Offices	82,700	20	Owned	
Big Spring, Texas	Fiberglass Tubular Manufacturing Plant & Administrative Offices	78,600	12	Owned	
Aberdeen, Scotland	Solids Control Manufacturing Facility Assembly, Administrative & Sales	77,400	6	Owned	
Houston, Texas	Engineering/Technical Research Center	76,000	6	Owned	
Bogota, Colombia	Solids Control & Inspection Yard & Warehouse	69,966		Leased	08/01/07
Navasota, Texas	Coating Plant, Inspection Pipe Storage	65,000		Building Owned*	06/30/13
Marble Falls, Texas	Mfg. (Expendable parts)	65,000		Owned	
Stafford, Texas	Mfg. and Service of Downhole tools	65,000		Owned	
Leduc, Alberta, Canada	MDT, Shaffer, Chimo, Alberta Instruments, Varco Services & Warehouse Facility	64,056	5	Owned	
Su Zhou, People's Republic of China	Fiberglass Tubular Manufacturing Plant	60,000	4	Owned	
Lone Star, Texas	Inspection Facility	56,700	80	Owned	
Neiva, Columbia	Inspection Yard & Warehouse	54,898	1	Leased	02/01/08
Aberdeen, Scotland	Inspection Facility, Coating Plant, Manufacturing, Administrative & Sales	53,425	10	Owned	
Coevorden, Netherlands	Inspection Reclamation & Repair Facility	53,361	2	Leased	12/04/09
Harvey, Louisiana	Coating Plant & Inspection Facility	53,000	7	Owned & Leased	09/30/07
Houston, Texas	Mfg. (Pumps and expendable parts)	51,000		Leased	12/31/10
Tuas, Singapore	Coating Plant & Inspection Facility	50,644	8	Building Owned*	06/09/09

Houston, Texas	Warehouse, Distribution and Administration	48,000		Leased	02/01/11
Odessa, Texas	Coating Plant & Inspection Facility	45,332	10	Owned	
Little Rock, Arkansas	Fiberglass Tubular Manufacturing Plant	45,000		Leased	10/01/09
Berlaimont, France	Coating Plant	44,000	16	Owned	
Celle, Germany	Inspection Facility, Administrative & Engineering Offices	43,560	12	Building Owned*	2049
Casper, Wyoming	Inspection Facility	41,030	40	Owned	
Edmond, Oklahoma	Coating Plant	40,000	19	Owned	
Farmington, New Mexico	Inspection Storage Facilities	37,725	50	Leased	03/31/14
Odessa, Texas	Inspection Facility	33,910	50	Owned	
Edmonton, Alberta, Canada	Sucker Rod Inspection & Oilwell Engine Reclamation	32,550	10	Leased	04/30/13
Distribution:					
Houston, Texas	Distribution and Warehouse	124,000		Owned/Leased	12/31/21
Corporate:					
Houston, Texas	Administration Offices	196,000	Office Building	Leased	12/01/17
Houston, Texas	Corporate Administrative Office	115,000	Office Building	Leased	10/31/15
Houston, Texas	Administrative Offices	48,000	Office Building	Leased	10/31/15

* Building owned but real estate leased.

We own or lease 305 repair and manufacturing facilities that refurbish and manufacture new equipment and parts, and approximately 182 distribution service centers, and 150 service centers that provide inspection and equipment rental worldwide.

We own undeveloped acreage next to several of our facilities, including over 100 acres of undeveloped property located in Houston, Texas. Machinery, equipment, buildings, and other facilities owned and leased are considered by management to be adequately maintained and adequate for our operations.

ITEM 3. LEGAL PROCEEDINGS

We have various claims, lawsuits and administrative proceedings that are pending or threatened, all arising in the ordinary course of business, with respect to commercial, product liability and employee matters. Although no assurance can be given with respect to the outcome of these or any other pending legal and administrative proceedings and the effect such outcomes may have, we believe any ultimate liability resulting from the outcome of such claims, lawsuits or administrative proceedings will not have a material adverse effect on our consolidated financial statements.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

No matters were submitted to a vote of security holders during the quarter ended December 31, 2006.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Market Information

Our common stock is traded on the New York Stock Exchange (NYSE) under the symbol "NOV". The following table sets forth, for the calendar periods indicated, the range of high and low closing prices for the common stock, as reported by the NYSE:

	2006		2005	
	High	Low	High	Low
1st Quarter	76.54	57.00	50.21	33.23
2nd Quarter	71.85	56.50	48.52	39.74
3rd Quarter	68.08	56.33	67.45	46.70
4th Quarter	68.12	52.08	66.52	55.18

As of February 9, 2007, there were 1,399 holders of record (excluding individual participants in securities positions listing) of our common stock. Many stockholders choose to own shares through brokerage accounts and other intermediaries rather than as holders of record so the actual number of stockholders is unknown but significantly higher. We have never paid cash dividends, and none are anticipated during 2007.

The information relating to our equity compensation plans required by Item 5 is incorporated by reference to such information as set forth in Item 12. "Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters" contained herein.

Performance Graph

The graph below compares the cumulative total shareholder return on our common stock to the S&P 500 Index and the S&P Oil & Gas Equipment & Services Index. The total shareholder return assumes $100 invested on December 31, 2001 in National Oilwell Varco, the S&P 500 Index and the S&P Oil & Gas Equipment & Services Index. It also assumes reinvestment of all dividends. The peer group is weighted based on the market capitalization of each company. The results shown in the graph below are not necessarily indicative of future performance.



$350
$300
$250
$200
$150
$100
$50
$0
12/01
12/02
12/03
12/04
12/05
12/06

National Oilwell Varco, Inc. — S & P 500 — S & P Oil & Gas Equipment & Services

	Cumulative Total Return					
	2001	2002	2003	2004	2005	2006
National Oilwell Varco	100.00	105.97	108.49	171.23	304.22	296.85
S&P 500	100.00	77.90	100.24	111.15	116.61	135.03
S&P Oil & Gas Equipment & Services	100.00	88.51	110.41	145.60	216.30	249.92

This information shall not be deemed to be "soliciting material" or to be "filed" with the Commission or subject to Regulation 14A (17 CFR 240.14a-1 – 240.14a-104), other than as provided in Item 201(e) of Regulation S-K, or to the liabilities of section 18 of the Exchange Act (15 U.S.C. 78r).

ITEM 6. SELECTED FINANCIAL DATA

	Year Ended December 31,				
	2006	2005 (1)	2004	2003	2002 (2)
	(dollars in millions, except per share data)				
Operating Data:					
Revenue	$ 7,025.8	$ 4,644.5	$ 2,318.1	$ 2,004.9	$ 1,521.9
Operating profit	1,111.1	476.8	176.0	164.1	127.7
Income before taxes	1,049.2	430.0	138.9	121.8	106.7
Net income	$ 684.0	$ 286.9	$ 115.2	$ 79.7	$ 67.1
Net income per share					
Basic	$ 3.90	$ 1.83	$ 1.34	$ 0.94	$ 0.83
Diluted	$ 3.87	$ 1.81	$ 1.33	$ 0.94	$ 0.82
Other Data:					
Depreciation and amortization	$ 160.6	$ 114.6	$ 44.0	$ 39.2	$ 25.0
Capital expenditures	$ 200.4	$ 105.0	$ 39.0	$ 32.4	$ 24.8
Balance Sheet Data:					
Working capital	$ 2,300.4	$ 1,811.0	$ 711.0	$ 763.0	$ 734.8
Total assets	9,019.3	6,678.5	2,576.5	2,213.1	1,942.5
Long-term debt, less current maturities	834.7	835.6	350.0	594.0	594.6
Stockholders' equity	5,023.5	4,194.2	1,270.2	1,059.2	899.3

(1) Financial results of Varco International, Inc. ("Varco") have been included in our consolidated financial statements beginning March 11, 2005, the date the Varco merger was completed and Varco common shares were exchanged for our common shares. Financial information for prior periods and dates may not be comparable with 2005 due to the impact of this business combination on our financial position and results of operation. See Note 3 of the Notes to the Consolidated Financial Statements for a description of the Varco merger and related adjusted financial information. Results for the year ended December 31, 2005 include integration costs associated with the Varco merger of $31.7 million and stock-based compensation costs of $15.6 million related to the amortization expense of options assumed in the Varco merger.

(2) In December 2002, we acquired Hydralift ASA, a Norwegian based company, for an aggregate purchase price of approximately $300 million. The results of Hydralift's operations have been included in our income statements since the acquisition date.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

General Overview

The Company is a leading worldwide provider of highly engineered drilling and well-servicing equipment, products and services to the exploration and production segments of the oil and gas industry. With operations in over 600 locations across six continents, we design, manufacture and service a comprehensive line of drilling and well servicing equipment; sell and rent drilling motors, specialized downhole tools, and rig instrumentation; perform inspection and internal coating of oilfield tubular products; provide drill cuttings separation, management and disposal systems and services; provide expendables and spare parts used in conjunction with our large installed base of equipment; and provide supply chain management services through our distribution network. We also manufacture coiled tubing, provide in-service pipeline inspections, manufacture high pressure fiberglass and composite tubing, and sell and rent advanced in-line inspection equipment to makers of oil country tubular goods. We have a long tradition of pioneering innovations which improve the cost-effectiveness, efficiency, safety, and environmental impact of oil and gas operations.

Our revenues and operating results are directly related to the level of worldwide oil and gas drilling and production activities and the profitability and cash flow of oil and gas companies and drilling contractors, which in turn are affected by current and anticipated prices of oil and gas. Oil and gas prices have been and are likely to continue to be volatile. See "Risk Factors". We conduct our operations through three business segments: Rig Technology, Petroleum Services & Supplies and Distribution Services. See Item 1. Business for a discussion of each of these business segments.

Operating Environment Overview

Our results are dependent on, among other things, the level of worldwide oil and gas drilling, well remediation activity, the price of crude oil and natural gas, capital spending by other oilfield service companies and drilling contractors, pipeline maintenance activity, and the worldwide oil and gas inventory levels. Key industry indicators for the past three years include the following:

	2006*	2005*	2004*	% 2006 vs. 2005	% 2006 vs. 2004
Active Drilling Rigs:					
U.S.	1,648	1,381	1,190	19.3%	38.5%
Canada	470	458	369	2.6%	27.4%
International	925	908	836	1.9%	10.6%
Worldwide	3,043	2,747	2,395	10.8%	27.1%
Active Workover Rigs:					
U.S.	1,572	1,354	1,236	16.1%	27.2%
Canada	626	654	615	(4.3%)	1.8%
North America	2,198	2,008	1,851	9.5%	18.7%
West Texas Intermediate Crude Prices (per barrel)	$ 66.00	$ 56.65	$ 41.44	16.5%	59.3%
Natural Gas Prices ($/mmbtu)	$ 6.74	$ 8.83	$ 5.88	(23.7%)	14.6%

* Averages for the years indicated.
See sources below.

The following table details the U.S., Canadian, and international rig activity and West Texas Intermediate Oil prices for the three years ended December 31, 2006 on a quarterly basis:



Industry Trends
Rig Counts and Oil Prices
3,500
3,000
2,500
2,000
1,500
1,000
500
Total Number of Rigs
70.00
60.00
50.00
40.00
30.00
20.00
10.00
West Texas Int. (Price per Barrel)

	1Q04	2Q04	3Q04	4Q04	1Q05	2Q05	3Q05	4Q05	1Q06	2Q06	3Q06	4Q06
Total Rigs	2,444	2,203	2,401	2,530	2,676	2,493	2,836	2,980	3,081	2,828	3,154	3,112
Canada	528	202	326	420	521	241	497	572	665	282	494	440
US	1,119	1,163	1,229	1,248	1,279	1,336	1,428	1,479	1,520	1,633	1,719	1,720
International	797	838	848	862	876	916	911	929	896	913	941	952
W. TX Int. ($)	35.23	38.36	43.79	48.37	49.88	53.09	63.20	60.42	63.18	70.43	70.42	59.96

Source: Rig count: Baker Hughes, Inc. (www.bakerhughes.com); West Texas Intermediate Crude Price: Department of Energy, Energy Information Administration (www.eia.doe.gov).

Natural gas prices weakened in 2006 in comparison to 2005, while oil prices rose during the first three quarters and softened in the fourth quarter of 2006. The average price per barrel of West Texas Intermediate Crude reached historic heights in 2006, peaking at just over $77 in August. The 2006 average price for the year was the highest ever-annual average oil price at $66.00 per barrel, an increase of 16.5% over the average for 2005. Natural gas prices were $6.74 per mmbtu, a decrease of 23.7% compared to the 2005 average. Higher oil prices led to stronger rig activity worldwide, increasing 10.8% for the full year in 2006 compared to 2005.

At February 9, 2007, there were 1,731 rigs actively drilling in the U.S., compared to 1,710 rigs at December 29, 2006. The company believes that most current industry projections are forecasting commodity prices to remain strong, and, as a result, U.S., Canada, and international drilling rig activity is expected to continue at a high level. However, numerous events could significantly alter these projections including political tensions in the Middle East, the acceleration or deceleration of the recovery of the U.S. and world economies, a build up in the world inventory levels, or numerous other events or circumstances.

Executive Summary

For the full year 2006, the Company generated earnings of $684.0 million, or $3.87 per fully diluted share, on revenues of $7,025.8 million. Earnings (EPS) increased 114% and revenues increased 51% from 2005 reported results.

The Company underwent a major transformation on March 11, 2005, when National Oilwell and Varco merged. As a result, the reported financial results for 2005 do not include the 70 days of Varco operations prior to the merger. The Company has presented supplemental adjusted results in its 2005 Form 10-K/A filing to give effect to the merger as of January 1, 2005, to better identify trends in our businesses and provide more meaningful comparison. Some of the historical periods referenced in the discussion and analysis below pertain to the results on this adjusted combined basis, which the Company tends to look at internally to evaluate results. Additionally, the Company's disclosures since the merger through the first quarter of 2006 have identified transaction, integration and stock-based compensation charges, including items such as severance, restructuring, equipment and inventory rationalization, amortization of options issued to replace Varco options, and write-offs of discontinued product lines related to the merger. The results of the historical periods discussed below may exclude these items, as noted, in order to better identify trends in our business and provide more meaningful comparison as well. The Company also tends to look at these internally to evaluate results. Compared to combined revenues for both National Oilwell and Varco for the full year 2005 of $4,952.4 million, revenues increased 42% in 2006.

Oil & Gas Equipment and Services Market

Activity levels and demand for our products and services improved in most of our markets during 2006 as compared to 2005. Recovering economies of developed nations, and the desire for improved standards of living among many in developing nations, have increased demand for oil and gas. As a result, oil and gas prices have increased significantly compared to price levels only a few years ago, which has led to rising levels of exploration and development drilling in many oil and gas basins around the globe.

The world-wide count of rigs actively drilling during 2006 as measured by Baker Hughes increased 10.8% from 2005. The rig count is a good measure of the level of oilfield activity and spending. The worldwide active rig count decreased 1.3% from the third quarter of 2006 to the fourth quarter of 2006, due primarily to a 10.9% sequential decline in Canada. Gas prices in North America declined 7.2% in the third quarter, which led to lower levels of drilling in Canada in the fourth quarter. Despite fourth quarter improvements in gas prices, seasonally-adjusted levels of drilling in Canada remain lower than in recent years, and the Company's outlook for Canadian activity remains guarded. The rig count in non-North American markets, which tend to be driven more by oil prices, continued to increase in the fourth quarter, and the current conditions favor continued growth in international markets in 2007. The U.S. rig count was essentially flat from the third quarter of 2006 to the fourth quarter of 2006 (up 0.1%), with increased land drilling offsetting reduced offshore drilling. The Company expects the U.S. market to show modest growth in 2007, but continued gas price weakness could lead to a reduction in activity in the U.S.

The mix of reported 2006 segment revenue of goods and services destined for U.S. markets was 37% for Rig Technology, 49% for Petroleum Services & Supplies and 60% for Distribution Services. Canadian destinations represented 4% of Rig Technology revenue, 11% of Petroleum Services & Supplies revenue and 23% of Distribution Services revenue in 2006. Non-North American destinations were 59% of Rig Technology revenue, 40% of Petroleum Services & Supplies revenue and 17% of Distribution Services revenue in 2006.

Oil and gas companies have increased their levels of investment in new oil and gas wells over the past few years, to reverse the trend of declining reserves and to grow production to satisfy the rising energy needs of the world. This has led to a level of drilling activity not seen since the early 1980's, which has, in turn, resulted in steadily rising demand for oilfield services over the last several quarters in most markets. Much of the new incremental drilling activity is occurring in harsh environments, and employs increasingly sophisticated technology to find and produce reserves.

The rise in demand for drilling rigs has driven rig dayrates sharply higher over the past few years, which has increased cash flows and available financing to drilling contractors. Rising dayrates have caused many older rigs to be placed back into service, and we believe virtually every drilling rig that can be economically refurbished is now working. The Company has played an important role in providing the equipment, consumables and services needed to reactivate many of these older rigs.

Higher utilization of drilling rigs has tested the capability of the world's fleet of rigs, much of which is old and of limited capability. Technology has advanced significantly since most of the existing rig fleet was built. The industry invested little during the late 1980's and 1990's on new drilling equipment, but drilling technology progressed steadily nonetheless, as the Company and its competitors continued to invest in new and better ways of drilling. As a consequence, the safety, reliability, and efficiency of new, modern rigs surpass the performance of most of the older rigs at work today. Oil and gas producers demand top performance from drilling rigs, particularly at the premium dayrates that are being paid today. As a result of this trend, the Company has benefited from incremental demand for new products (such as our small iron roughnecks for land rigs, our LXT BOPs, our Safe-T-Lite pump liner systems, among others) to upgrade certain rig functions to make them safer and more efficient.

Drilling rigs are now being pushed to drill deeper wells, more complex wells, highly deviated wells and horizontal wells, tasks which require larger rigs with more capabilities. Higher dayrates magnify the opportunity cost of rig downtime, and rigs are being pushed to maximize revenue days for their drilling contractor owners. The drilling process effectively consumes the mechanical components of a rig, which wear out and need periodic repair or replacement. This process has been accelerated by the high levels of rig utilization seen over the past few years. In preceding years contractors could cannibalize mechanical components from their idle rigs, rather than purchase new components. As the fleet of idle rigs has dwindled, the availability of used components has dwindled as well, which has spurred incremental demand for rig components from the Company.

Changing methods of drilling have further benefited the Company's business. Increasingly, hydraulic power – in addition to conventional mechanical rotary power – is being used to apply torque to the drill bit. This is done using downhole drilling motors powered by drilling fluids. The Company is a major provider of downhole drilling motors, and has seen demand for this application of its drilling motors increase over the last few years. This trend has also increased demand for the Company's high pressure mud pumps, which create the hydraulic power in the drilling fluid which drive the drilling motors.

While the increasingly efficient equipment provided by the Company has mitigated the effect, high activity levels have increased demand for personnel in the oilfield. Consequently, the Company, its customers and its suppliers have experienced wage inflation in certain markets. Hiring experienced drilling crews has been challenging for the drilling industry; however, the Company believes crews generally prefer working on newer, more modern rigs. The Company's products which save labor and increase efficiency (such as its automatic slips and pipe handling equipment) also make the rig crew's jobs easier, and make the rig a more desirable place to work.

Finally, the increase in drilling rig dayrates has made the economics of building new rigs compelling in many markets. For the first time in many years, the world is actively building land rigs and offshore rigs. Approximately 73 new jackup rigs and 46 new floating rigs have been commenced since early 2005. The world's rig fleet is aging. The average floating rig is 22 years old, the average jackup rig is 24 years old, and the average land rig is estimated to be between 25 and 30 years old. We believe that new rigs we supply are replacing older models that are too antiquated to attract experienced drilling crews or compete effectively. In spite of the many new jackup rigs scheduled for delivery over the next three years, could possibly take the industry more than 20 years to fully replace the fleet of jackup rigs at the rate that new jackup rigs are presently being built, and the average age of the fleet will to continue to increase. The growth in our backlog of capital equipment since early 2005 illustrates the pressing needs of the drilling industry, which invested very little capital in new drilling equipment for more than 20 years.

Segment Performance

Revenues for the Rig Technology group in 2006 were $3,584.9 million, up 53% from combined National Oilwell and Varco revenues of $2,335.7 million in 2005. Operating profit was $621.4 million or 17.3% of sales in 2006, compared to $264.1 million or 11.3% of sales in 2005 for National Oilwell and Varco combined, excluding transaction and integration charges from both periods. Operating profit flow-through or leverage (the period-to-period increase in operating profit divided by the increase in revenue) was 29% from 2005 to 2006, on the same adjusted basis. The 2006 results benefited from higher volumes, improving pricing, and merger-related cost savings partly offset by higher employee benefit costs and higher costs associated with purchased components.

The Company's Rig Technology group reported a backlog of capital equipment orders totaling $6,005.7 million at December 31, 2006, up 161% from December 31, 2005. The group was awarded $6,021.6 million in new capital equipment orders in 2006, more than double its 2005 order level. The group was awarded $1,263.7 million in new capital equipment orders in the fourth quarter, down from record order levels in the third quarter, and added $132.1 million in orders to its backlog from its fourth quarter acquisition of Rolligon. The Company has the capability to supply up to approximately $48 million of equipment for a typical jackup rig, more than $230 million of equipment for a new floating rig, and effectively all of a new land rig (which can range in price from less than $1 million for a well service rig to over $50 million for a large harsh environment rig).

Our strategy targets the premium end of the market, emphasizing technology, quality and reliability. Most of the incremental growth in the backlog has been for offshore drilling packages, but demand for land equipment rose significantly during the year as well. Backlog for drilling equipment at December 31, 2006 was approximately 70% offshore and land rig equipment was 30%. The delivery of this equipment is typically tied to the construction schedule of the rig, which can take as long as four years to complete. As a result much of our backlog delivery extends well beyond 2007, and the Company has commissioning and installation work out as far as 2010. The Company expects to generate revenue out of backlog of approximately $3.2 billion in 2007, $1.8 billion in 2008, and $1.0 billion in 2009 and beyond. Currently approximately 75% of the drilling equipment in backlog is destined for international markets.

The increase in our backlog has made our execution commitments more challenging, and our quoted delivery dates have extended significantly as a result. Many of the components the Company sells now have deliveries out to 12 months or more. The Company's manufacturing base relies on a combination of internal and external capabilities. We intend to continue to quote realistic delivery dates in view of these challenges, and have significantly increased the output of our manufacturing plants in response to the high demand. This has been accomplished by rearranging the manufacturing footprint of Varco and National Oilwell to enhance efficiency through the first 12 months following the merger, which resulted in significant year-over-year margin improvements in our Rig Technology segment. We have also rolled out Quick Response Manufacturing (QRM) and lean manufacturing techniques across a number of facilities, and have initiated conversions of several more. Additionally, we are spending more capital, to fuel further production increases. The Company is also providing its vendors with longer range forecasts to assist their planning, and placing longer term orders to match our backlog. We are also qualifying new vendors around the world, developing new supply relationships with machine shops, foundries and assembly operations throughout North America, Europe and Asia.

High oil and gas activity levels also increased demand for the Company's Petroleum Services & Supplies group in 2006. The group posted very good results, generating $2,425.0 million in revenue, an increase of 32% from 2005 combined National Oilwell and Varco revenues of $1,838.7 million. The group's operating profit for the year was $556.4 million or 22.9% of sales, an increase from combined National Oilwell and Varco 2005 operating profit of $328.6 million or 17.9% of sales, excluding transaction and integration charges from both years. The group generated 39% operating profit flow-through from 2005 to 2006, on the same adjusted basis, despite generally rising personnel and materials costs.

Margins for the Petroleum Services & Supplies group improved in 2006 as a result of the higher volumes and better pricing. The strong results were broad-based, with all major product and service lines up year-over-year, at higher margins. Domestic and international revenues continued to grow throughout the year; however, results in Canada through the second half of 2006 began to soften (seasonally adjusted) as many of our customers in Canada are adopting a cautious outlook and reducing activity in response to recent weakness in gas prices. This effect was partially offset by the acquisition of a controlling stake in NQL in Canada in December 2006. The remaining shares of NQL were acquired in January 2007, and the Company is presently integrating the operations into its downhole tools product line to capture an estimated $8.0 million in annual cost savings. NQL brings the group new square motor technology for performance drilling applications, a mud-lubricated bearing assembly for high temperature deep drilling, and new MWD technology. During 2006 the group benefited from high demand for new drillpipe coating services, large shipments of pipe inspection equipment into international pipe mills, and higher sales of drilling motors, fishing tools, coiled tubing, rig instrumentation packages, and solids control equipment sales and rentals. Additionally, higher oilfield activity led to high demand for drilling expendables and multiplex pumps, and large shipments of fiberglass pipe into major development projects in Kazakhstan, Chad, and elsewhere around the world.

The group has consistently posted revenue gains exceeding the growth in the rig count for the past several quarters, which illustrates the value of the technologies it brings to drilling and production operations. Its new technologies continue to gain acceptance with new customers. For example, the group is a major source of coiled tubing, which is used in hydraulic fracturing stimulation, and coal bed methane well dewatering. The group is a leading provider of fiberglass pipe, used in corrosive oilfield environments, and a leading provider of thermal desorption technologies used to clean drill cutting waste and recycle oil-based drilling fluids. The group is the leading independent provider of drilling motors for horizontal, directional, and performance drilling applications, and it provides satellite communication systems, including email accounts for drillers and tool pushers, and autodrillers to improve drilling penetration rates, to several hundred rigs around the globe. The group's Mission product line manufactures sophisticated power sections for drilling motors, and supplies high quality liners, pistons and rods for mud pumps. The group is a leading provider of inspection and internal coating services for oilfield tubulars and drillpipe. In each of these products and services the group's strategy is to become the preeminent leader, dedicated to providing the best service, the best products, and the best technologies to keep our customer's operations running smoothly.

The Company's Distribution Services segment also benefited from higher demand for maintenance, repair and operating supplies in 2006, due to increasing levels of oilfield activity. Revenues for the group were $1,369.6 million in 2006, an increase of 27% from 2005 revenues of $1,074.5 million. Operating profit was $96.1 million or 7.0% of sales in 2006, compared to $46.6 million or 4.3% of sales in 2005. Operating profit flow-through was 17% from 2005 to 2006, higher than the 10% levels seen in prior years due mainly to higher volumes and efficiencies.

Revenue growth year-over-year was broad based, with the U.S. domestic market posting the highest growth rate, followed by international markets outside North America. All areas posted double digit improvements, as many oil companies and drilling contractors are outsourcing their purchasing of routine consumable items to the group, which offers greater purchasing power and sophisticated information management techniques. Strategic alliance agreements with new customers in several areas fueled much of the growth, and margin improvements were achieved by aggregating bulk buying and close attention to costs. Purchases of large containers of consumables from Asia, and cultivation of strategic vendors worldwide, have reduced costs on many items. Once in place the strategic alliances provide the group a stable platform of business around which it can open new locations at lower risk and cost. The group has expanded around the world by following our customer's rigs into new regions, and grown its North American business by capturing much more of the customer's expenditures. The group is also selling more MRO supplies internally to legacy Varco organizations, which increased our leverage through greater purchase volumes.

Outlook

We believe that the outlook for the Company for 2007 remains positive, as historically high commodity prices are expected to keep overall oil and gas activity high, and as the Company enters 2007 with a record level of backlog for capital equipment for its Rig Technology group. Historically high levels of drilling across the U.S. and several major markets, including the Middle East, North Africa, the Far East and the North Sea, are expected to continue to drive good results. Nevertheless, we recognize that the warm winter of 2005 across North America has led to seasonally high gas storage levels, which have reduced spot gas prices lately. This is leading to softening in Canadian activity in particular, and some uncertainty in the outlook for continued U.S drilling, which is primarily directed at gas. However, we believe that a decline in North American gas drilling, were it to occur, would be short lived, owing to the high decline rates that many gas wells experience. Gas production from resource plays-coal bed methane, tight sands and shales- has increased to about 40% of total U.S gas production, and is believed to exhibit higher decline rates than conventional reservoirs. We believe in the longer term North America faces significant gas deliverability issues. North America has been unable to meaningfully increase gas production despite significantly higher levels of gas drilling over the past several years, due ostensibly to more rapidly declining rates of productions.

Oil prices and supply remains subject to significant political risk in many international regions. The growth of China and other emerging economies has added significant demand to the oil markets, and new sources of supply continue to prove challenging to find and produce economically. Many important oil producing countries appear to be in permanent decline. The Company expects the high oil prices that have resulted to sustain high levels of oilfield activity in 2007, provided the world's major economies remain strong, and OPEC discipline keeps oil prices high.

The available supply of offshore rigs remains tight in many markets around the world. Quotation activity for the Rig Technology group remains brisk in international markets, including platform rig upgrade activity in the North Sea, and land and offshore rigs for the Middle East, North Africa, India, China, Russia and the Caspian region. North America appears to be easing a bit, particularly in Canada. Our moorings and crane business is increasing as several new FPSO, pipelay and construction vessel projects are ongoing, driving higher demand for knuckle boom cranes, motion compensated cranes, windlasses and winches. Several new shipyards are bidding new hulls to various drilling contractors. The Company believes that higher pricing in the backlog should lift margins further for the group in 2007, provided that it can continue to manage costs and projects effectively.

Our outlook for the Company's Petroleum Services & Supplies segment remains good, given our activity assumptions, but we remain cautious about the outlook for drilling activity across North America, due mainly to recent gas price weakness. While we are finding general pricing improvements more difficult to effect lately, several product lines continue to raise prices, in part to cover rising costs, particularly premium alloys and labor. In particular, Canada appears to be the most competitive market we face, following high levels of inflation in the oilfield over the past two years, which has made cost control there very challenging. In the U.S. demand appears to be high and stable. We have seen older rigs laid down in the U.S., but many have been replaced by the new, efficient, fit-for-purpose rigs our Rig Technology group supplies. As a result the U.S. rig count has remained roughly flat since August. We believe that some of these older, recently idled rigs may be pressuring rig dayrates in the U.S. Pipe inventory in domestic U.S. yards has been moving downward following a reduction in activity by domestic mills and pipe processors in the fourth quarter, and activity by these customers has not yet resumed to mid-2006 levels. We believe international business for the Petroleum Services & Supplies group appears to continue to strengthen, and our pricing in these markets continues to move upward. We expect to shift certain underutilized assets from North America into these higher growth areas in the coming months.

The Company's Distribution Services segment operates in a very competitive market, which makes further margin expansion beyond the record margin posted for 2006 very challenging. We are targeting further international expansion underpinned by new strategic alliances in 2007, and believe that these will fuel additional growth, provided we can continue to execute these smoothly. First quarter 2007 growth will prove challenging due to weather issues across the U.S., continuing activity softness in Canada, and the non-recurrence of some international project work booked in late 2006. The group instituted a number of cost reduction measures in Canada in response to the slowing market conditions there.

The Company expects its capital spending in 2007 to rise to approximately $250 million, owing to recent increases in investment in its Rig Technology group. Additionally, the Company continues to invest in rental equipment and manufacturing capability in its Petroleum Services & Supplies segment.

Results of Operations

Years Ended December 31, 2006 and December 31, 2005

The following table summarizes the Company's revenue and operating profit by operating segment in 2006 and 2005. The actual results include results from Varco operations from the acquisition date of March 11, 2005 (in millions):

	Years Ended December 31,		Variance	
	2006	2005	$	%
Revenue:				
Rig Technology	$ 3,584.9	$ 2,216.8	$ 1,368.1	61.7%
Petroleum Services & Supplies	2,425.0	1,645.8	779.2	47.3%
Distribution Services	1,369.6	1,074.5	295.1	27.5%
Eliminations	(353.7)	(292.6)	(61.1)	20.9%
Total Revenue	$ 7,025.8	$ 4,644.5	$ 2,381.3	51.3%
Operating Profit:				
Rig Technology	$ 621.4	$ 247.7	$ 373.7	150.9%
Petroleum Services & Supplies	556.4	300.1	256.3	85.4%
Distribution Services	96.1	46.6	49.5	106.2%
Unallocated expenses and eliminations	(123.7)	(70.3)	(53.4)	76.0%
Integration costs and stock-based compensation	(39.1)	(47.3)	8.2	(17.3%)
Total Operating Profit	$ 1,111.1	$ 476.8	$ 634.3	133.0%
Operating Profit %:				
Rig Technology	17.3%	11.2%		
Petroleum Services & Supplies	22.9%	18.2%		
Distribution Services	7.0%	4.3%		
Total Operating Profit %	15.8%	10.3%		

Rig Technology

Rig Technology revenue for the year ended December 31, 2006 was $3,584.9 million, an increase of $1,368.1 million (61.7%) compared to 2005. The increase can be attributed to the growing market for capital equipment, as evidenced by backlog growth, price increases implemented in 2005 and 2006, increases in spare parts and service revenue, and the merger with Varco, which was completed effective March 11, 2005. The increase in orders and backlog can be attributed to increased rig construction projects and higher capital investment by drilling contractors in 2006 as compared to 2005.

Operating profit from Rig Technology was $621.4 million for the year ended December 31, 2006, an increase of $373.7 million (150.9%) over the same period of 2005. The increase in operating profit was largely due to the increased activity and pricing discussed above and the 2005 merger with Varco. Additionally, 2005 operating profit included a second quarter charge of $21.7 million taken on a large Kazakhstan rig fabrication project as a result of additional costs attributed to higher rig-up and material costs than originally planned.

The Rig Technology group monitors its capital equipment backlog to plan its business. New orders are added to backlog only when we receive a firm written order for major drilling rig components or a signed contract related to a construction project. The capital equipment backlog was $6.0 billion at December 31, 2006, an increase of $3.7 billion (161.2%) over backlog of $2.3 billion at December 31, 2005. Substantially all of the current backlog will be delivered by the end of 2009.

Petroleum Services & Supplies

Revenue from Petroleum Services & Supplies was $2,425.0 million for 2006 compared to $1,645.8 million for 2005, an increase of $779.2 million (47.3%). In part, the increase was attributable to the addition of product lines acquired from Varco, which totaled approximately $192.9 million. The remaining increase was attributable to the higher demand for all products and services offered by the segment. Solids control equipment sales and rentals, rig instrumentation packages, drillpipe coating services, fiberglass pipe, and pumping products achieved revenue increases ranging from 35% to 50%. These increases were the result of strong North America and worldwide drilling markets, as reflected by rig count increases of 15% and 11%, respectively, for 2006 compared to 2005. Petroleum Services & Supplies also benefited from price increases implemented during 2005.

Operating profit from Petroleum Services & Supplies was $556.4 million for 2006 compared to $300.1 million for 2005, an increase of $256.3 million (85.4%). The incremental operating profit from the addition of product lines acquired from Varco was approximately $28.4 million. The majority of the remaining increase was attributable to higher profitability across virtually all product lines, driven by higher volumes and improved pricing discussed above. Operating profit dollar increases ranging from

73% to 103% were achieved from downhole tool sales and rentals, sales of pumping products, inspection services, and solids control equipment sales and rentals.

Distribution Services

Revenue from Distribution Services totaled $1,369.6 million, an increase of $295.1 million (27%) from the prior period. The number of drilling rigs actively searching for oil and gas is a key metric for this business segment. According to the Baker Hughes rig count report, the average number of rigs operating in the world in 2006 was up 11% over the prior period. The average rig count in North America in 2006 was up 15% over the prior period to 2,118 rigs with our North American revenues up $196.9 million (27%). In the International market, revenues increased 26% while international rig count activity increased by 2%. The international revenue growth over the prior period reflects additional large contract awards, the extension of US-based contracts into the international arena, increased volume from our global alliance customers and increased export activity.

From a product perspective, maintenance, repair and operating supply ("MRO") commodities in 2006 experienced a 33% increase over 2005. Sales of our manufactured products increased nearly 40% largely in the second half of the year. Margins were up considerably for MRO goods, driven by strategic bulk purchases and positioning of key commodities. OEM product margins were largely flat due to a large portion of these revenues locked in at fixed margins on committed contracts.

Operating income increased $49.5 million in 2006 to $96.1 million or 7.0% of revenue. Improved supplier rebates coupled with increased operating efficiencies largely achieved by absorbing the revenue increase across an already established distribution infrastructure and expense base were the main contributors to operating income improvement.

Unallocated expenses and eliminations

Unallocated expenses and eliminations were $123.7 million for the year ended December 31, 2006 compared to $70.3 million for 2005. The increase in operations costs was primarily due to greater inter-segment profit eliminations.

Integration costs and stock-based compensation

Integration and stock-based compensation costs were $39.1 million and $47.3 million for the years ended December 31, 2006 and December 31, 2005, respectively. The 2006 expense was comprised of $7.9 million of integration costs and $31.2 million of recurring stock-based compensation expense accounted for under Statement of Financial Accounting Standards Board (SFAS) No. 123(R), "Accounting for Share-Based Payments", which was adopted effective January 1, 2006. The 2005 expense was comprised of $31.7 million of Varco merger related integration costs which included severance costs and other external costs directly related to the Merger, and $15.6 million of stock-based compensation expense related to the intrinsic value of the unvested Varco options exchanged in the Merger which were expensed over their remaining vesting periods.

Interest and financial costs

Interest and financial costs were $48.7 million for 2006 compared to $52.9 million for 2005. The decrease was primarily due to favorable interest rate movements on the Company's outstanding interest rate swap agreements and repayment of the Company's $150 million 6.875% Senior Notes on July 1, 2005. See summary of outstanding debt at December 31, 2006 under Liquidity and Capital Resources.

Other income (expense), net

Other income (expense), net was an expense of $31.3 million and income of $1.2 million for the years ended December 31, 2006 and December 31, 2005, respectively. The increase in expense was primarily due to a net foreign exchange loss which was $21.0 million for the year ended December 31, 2006, as compared to a net foreign exchange gain of $2.9 million for the year ended December 31, 2005. The 2006 foreign exchange losses were primarily due to the strengthening in Norwegian Kroner, British Pound Sterling, and Euro currencies compared to the U.S. Dollar. See Item 7A. "Quantitative and Qualitative Disclosures About Market Risk" Foreign Currency Exchange Rates.

Provision for income taxes

The effective tax rate for the fiscal year-ended December 31, 2006 was 33.9% compared to 32.3% for 2005. The higher 2006 tax rate was due primarily to increased state income tax expenses and charges for increases in valuation allowances related to separate company operating losses that may not be deductible in the future. The tax rates also reflect a lower percentage of earnings in foreign jurisdictions with lower tax rates and reduced benefits in the US associated with export sales in 2006 compared to 2005. The US laws granting this tax benefit were modified as part of the American Jobs Creation Act of 2004 and this benefit will no longer be available after 2006. A new tax benefit associated with US manufacturing operations passed into law under the same Act will be phased in over a five year period beginning in 2005. Whereas the timing of the phase out of the export tax benefit and the phase in of the manufacturing tax benefit may differ, we expect the tax reduction associated with the new manufacturing deduction, when fully implemented, to be similar in amount to the export benefit. We anticipate our tax rate for 2007 to be in the range of approximately 33% to 34% for continuing operations.

Years Ended December 31, 2005 and December 31, 2004

The following table summarizes the Company's revenue and operating profit by operating segment in 2005 and 2004 (in millions):

	Years Ended December 31,		Variance	
	2005	2004	$	%
Revenue:				
Rig Technology	$ 2,216.8	$ 1,085.5	$ 1,131.3	104.2%
Petroleum Services & Supplies	1,645.8	505.5	1,140.3	225.6%
Distribution Services	1,074.5	905.1	169.4	18.7%
Eliminations	(292.6)	(178.0)	(114.6)	64.4%
Total Revenue	$ 4,644.5	$ 2,318.1	$ 2,326.4	100.4%
Operating Profit:				
Rig Technology	$ 247.7	$ 102.4	$ 145.3	141.9%
Petroleum Services & Supplies	300.1	62.7	237.4	378.6%
Distribution Services	46.6	29.6	17.0	57.4%
Unallocated expenses and eliminations	(70.3)	(18.7)	(51.6)	275.9%
Integration costs and stock-based compensation	(47.3)	—	(47.3)	—
Total Operating Profit	$ 476.8	$ 176.0	$ 300.8	170.9%
Operating Profit %:				
Rig Technology	11.2%	9.4%		
Petroleum Services & Supplies	18.2%	12.4%		
Distribution Services	4.3%	3.3%		
Total Operating Profit %	10.3%	7.6%		

Operations

Revenues in 2005 were $2,326.4 million (100.4%) higher than the previous year, while operating profit was up 170.9%. The majority of the increase is attributable to the Varco acquisition which resulted in approximately $767.3 million of additional revenue in the Rig Technology group and $984.8 million for the additional product lines acquired from Varco in the Petroleum Services and Supplies group. The remainder of the increase can be attributed to the high oil and gas activity levels in 2005. Yearly average oil and gas prices in 2005 were $56.65 and $8.83, respectively, an increase of 37% and 50%, respectively, over 2004. These higher oil and gas prices have led to rising levels of exploration and development drilling in many oil and gas producing basins around the globe, causing a growth in the market for capital equipment, as evidenced by backlog growth as well as increases in spare parts and service revenue. The world-wide rig count, a good indicator of oilfield activity and spending, increased 15% in 2005 to a yearly average of 2,747 rigs, up for the third consecutive year. This has increased demand for Petroleum Services & Supplies. Sales of composite fiberglass pipe, solids control products and services, drilling motors and jars, mud pump expendables, coiled tubing pipe, rig instrumentation equipment and services, and tubular coating and inspection have all benefited from the higher levels of exploration and production investment in drilling and stimulating wells. Operating profit margins have also improved from 7.6% to 10.3% due to achieving merger synergies, higher profitability from downhole tool sales and rentals, and sales of pumping products, and increased operating efficiencies in the Distribution Services group achieved by absorbing the revenue increase across an already established distribution infrastructure.

One of our metrics used to plan the business is the capital equipment backlog. New orders are added to backlog only when we receive a firm customer purchase order for major drilling rig components or a signed contract related to a construction project. The capital equipment backlog was $2.3 billion at December 31, 2005, an increase of $1.5 billion (191.6%) over backlog of $783 million (on an adjusted basis for the Varco acquisition) at December 31, 2004. Substantially all of the current backlog will be delivered by the end of 2007.

Unallocated Expenses and Eliminations

Unallocated expenses and eliminations were $70.3 million for the year ended December 31, 2005 compared to $18.7 million for 2004. The increase in operations costs was primarily due to costs associated with Varco operations since the acquisition date and greater inter-segment profit eliminations.

Stock-based compensation

Stock-based compensation expense of $15.6 million for 2005 was related to the amortization of unvested options assumed as a result of the merger.

On February 21, 2006, the Company issued 2,340,000 stock options at an exercise price of $66.58.

Integration costs

Integration costs were $31.7 million for 2005 and consisted primarily of severance costs related to former executive officers and employees of the Company.

Interest and financial costs

Interest and financial costs were $52.9 million for 2005 compared to $38.4 million for 2004. The increase was primarily due to interest costs associated with debt assumed in the Varco transaction. See summary of outstanding debt at December 31, 2005 under Liquidity and Capital Resources.

Provision for income taxes

The effective tax rate for the fiscal year-ended December 31, 2005 was 32.3% compared to 15.6% for 2004. The lower 2004 tax rate was due primarily to a non-recurring tax credit of $17 million resulting from the release of a valuation allowance related to the American Jobs Creation Act of 2004. The tax rates reflect a lower percentage of earnings in foreign jurisdictions with lower tax rates and reduced benefits in the US associated with export sales in 2005 compared to 2004. The US laws granting this tax benefit were modified as part of the American Jobs Creation Act of 2004 and this benefit will be phased out over the next year. A new tax benefit associated with US manufacturing operations passed into law under the same Act will be phased in over the five years beginning in 2005. Whereas the timing of the phase out of the export tax benefit and the phase in of the manufacturing tax benefit may differ, we expect the tax reduction associated with the new manufacturing deduction, when fully implemented, to be similar in amount to the export benefit.

Liquidity and Capital Resources

At December 31, 2006, the Company had cash and cash equivalents of $957.4 million, and total debt of $840.3 million. At December 31, 2005, cash and cash equivalents were $209.4 million and total debt was $841.3 million. The increase in cash holdings was primarily a result of increased operating activities and securing project orders that require large down payments and early payment terms. The Company's outstanding debt at December 31, 2006 consisted of $200.0 million of 5.65% senior notes due 2012, $200.0 million of 7.25% senior notes due 2011, $150.0 million of 6.5% senior notes due 2011, $150.0 million of 5.5% senior notes due 2012, $100.0 million of 7.5% senior notes due 2008, and other debt of $40.3 million. Included in other debt is the fair market value adjustment of the Varco debt assumed in the acquisition, which resulted in additional debt recognition of $29.2 million. The difference is being amortized to interest expense over the remaining life of the debt.

Cash provided by operating activities in 2006 was $1,216.7 million compared to cash provided by operating activities of $77.5 million in 2005. Cash was used by operations primarily through increases in inventories of $619.9 million, receivables of $442.1 million, prepaid and other current assets of $101.7 million and accounts payable of $93.5 million. These negative cash flows were offset by net income of $684.0 million and increases in other assets and liabilities of $1,085.0 million, billings in excess of costs of $466.4 million and non-cash charges of $160.6 million. Receivables increased due to greater revenue, pricing and activity in the fourth quarter of 2006 compared to the fourth quarter of 2005, while inventory and accrued liabilities increased due to continued higher costs, activity, growing backlog orders, and customer prepayments. Billings in excess of costs increased due to early payment terms in relation to construction projects.

For the fiscal year-ended 2006, cash used by investing activities was $530.1 million compared to $38.0 million provided for 2005. We used $253.8 million to purchase NQL Energy Services in December 2006. Another $75.9 million was used in nine other acquisitions, including Rolligon, Ltd and Soil Recovery A/S. Capital spending of $200.4 million was primarily related to rental assets associated with the Company's Petroleum Services & Supplies operations and capital expansion related to increased capacity for manufacturing operations.

For the fiscal year-ended 2006, cash provided by financing activities was $41.1 million compared to cash used of $40.4 million in 2005. Cash was provided by financing activities through proceeds from stock options exercised of $32.7 million and excess tax benefit from exercise of stock options of $13.5 million, offset by payments against lines of credit and other debt of $35.1 million.

On June 21, 2005, we amended and restated our existing $150 million revolving credit facility with a syndicate of lenders to provide the Company a $500 million unsecured revolving credit facility. The facility will expire in July 2010, and replaces the Company's $175 million North American revolving credit facility and our Norwegian facility. Subject to certain conditions, the Company has the right to increase the facility to $750 million and to extend the term of the facility for an additional year. At December 31, 2006, there were no borrowings against this facility, and there were $254 million in outstanding letters of credit. Interest under this multicurrency facility is based upon LIBOR, NIBOR or EURIBOR plus 0.30% subject to a ratings-based grid, or the prime rate.

We believe cash generated from operations and amounts available under the credit facilities and from other sources of debt will be sufficient to fund operations, working capital needs, capital expenditure requirements and financing obligations. We also believe increases in capital expenditures caused by any need to increase manufacturing capacity can be funded from operations or through debt financing.

A summary of the Company's outstanding contractual obligations at December 31, 2006 is as follows (in millions):

		Payment Due by Period			
	Total	Less than 1 Year	1-3 Years	4-5 Years	After 5 Years
Total debt	$ 840.3	$ 5.6	$ 126.0	$ 357.8	$ 350.9
Operating leases	231.8	57.1	77.1	39.3	58.3
Total contractual obligations	$ 1,072.1	$ 62.7	$ 203.1	$ 397.1	$ 409.2
Standby letters of credit	$ 833.6	$ 405.9	$ 259.9	$ 167.6	$ 0.2

We intend to pursue additional acquisition candidates, but the timing, size or success of any acquisition effort and the related potential capital commitments cannot be predicted. The Company expects to increase its capital spending approximately 25% in 2007 to a range of $250 million. We expect to fund future cash acquisitions and capital spending primarily with cash flow from operations and borrowings, including the unborrowed portion of the credit facility or new debt issuances, but may also issue additional equity either directly or in connection with acquisitions. There can be no assurance that additional financing for acquisitions will be available at terms acceptable to us.

Inflation has had an impact on certain of our operations in recent years. We believe that the higher costs for energy, steel and other commodities experienced in 2006 have largely been mitigated by increased prices and component surcharges for the products we sell. However, higher steel, labor, energy or other commodity prices may adversely impact future periods.

Critical Accounting Estimates

In preparing the financial statements, we make assumptions, estimates and judgments that affect the amounts reported. We periodically evaluate our estimates and judgments that are most critical in nature which are related to revenue recognition under long-term construction contracts; allowance for doubtful accounts; inventory reserves; impairments of long-lived assets (excluding goodwill); goodwill impairment and income taxes. Our estimates are based on historical experience and on our future expectations that we believe are reasonable. The combination of these factors forms the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results are likely to differ from our current estimates and those differences may be material.

Revenue Recognition under Long-term Construction Contracts

The Company uses the percentage-of-completion method to account for certain long-term construction contracts in the Rig Technology group. These long-term construction contracts include the following characteristics:

- the contracts include custom designs for customer specific applications;
- the structural design is unique and requires significant engineering efforts; and
- construction projects often have progress payments.

This method requires the Company to make estimates regarding the total costs of the project, progress against the project schedule and the estimated completion date, all of which impact the amount of revenue and gross margin the Company recognizes in each reporting period. The Company prepares detailed cost to complete estimates at the beginning of each project. Significant projects and their related costs and profit margins are updated and reviewed at least quarterly by senior management. Factors that may affect future project costs and margins include shipyard access, weather, production efficiencies, availability and costs of labor, materials and subcomponents and other factors as mentioned in "Risk Factors." These factors can impact the accuracy of the Company's estimates and materially impact the Company's future reported earnings.

Historically, the Company's estimates have been reasonably dependable regarding the recognition of revenues and gross profits on percentage of completion contracts, excluding $21.7 million of losses recorded in 2005 resulting from changes in cost estimates relating to two rigs delivered to Kazakhstan as discussed in "Management's Discussion and Analysis of Financial Condition and Results of Operations." Excluding these losses, and based upon an analysis of percentage of completion contracts for all open contracts outstanding at December 31, 2005 and 2004, adjustments (representing the differences between the estimated and actual results) to all outstanding contracts resulted in changes to gross profit margins of 1.1% ($12.1 million on $1.1 billion of outstanding contracts) and 0.9% ($7.3 million on $697.3 million of outstanding contracts, respectively). While the Company believes that its estimates on outstanding contracts at December 31, 2006 and in future periods will continue to be reasonably dependable under percentage of completion accounting, the factors identified in the preceding paragraph could result in significant adjustments in future periods. The Company has recorded revenue on outstanding contracts of $1.6 billion at December 31, 2006.

Allowance for Doubtful Accounts

The determination of the collectibility of amounts due from customer accounts requires the Company to make judgments regarding future events and trends. Allowances for doubtful accounts are determined based on a continuous process of assessing the Company's portfolio on an individual customer and overall basis. This process consists of a thorough review of historical collection experience, current aging status of the customer accounts, and financial condition of the Company's customers. Based on a review of these factors, the Company will establish or adjust allowances for specific customers and the accounts receivable portfolio as a whole. A substantial portion of the Company's revenues come from international oil companies, international shipyards, international oilfield service companies, and government-owned or government-controlled oil companies. Therefore, the Company has significant receivables in many foreign jurisdictions. If worldwide oil and gas drilling activity or changes in economic conditions in foreign jurisdictions deteriorate, the creditworthiness of the Company's customers could also deteriorate and they may be unable to pay these receivables, and additional allowances could be required. At December 31, 2006 and 2005, allowance for bad debts totaled $30.4 million and $17.4 million, or 1.9% and 1.5% of accounts receivable before the allowance, respectively.

Historically, the Company's charge-offs and provisions for the allowance for doubtful accounts have been immaterial to the Company's consolidated financial statements. However, because of the risk factors mentioned above, changes in our estimates could become material in future periods.

Inventory Reserves

Inventory is carried at the lower of cost or estimated net realizable value. The Company determines reserves for inventory based on historical usage of inventory on-hand, assumptions about future demand and market conditions, and estimates about potential alternative uses, which are usually limited. The Company's inventory consists of specialized spare parts, work in process, and raw materials to support ongoing manufacturing operations and the Company's large installed base of specialized equipment used throughout the oilfield. Customers rely on the Company to stock these specialized items to ensure that their equipment can be repaired and serviced in a timely manner. The Company's estimated carrying value of inventory therefore depends upon demand driven by oil and gas drilling and well remediation activity, which depends in turn upon oil and gas prices, the general outlook for economic growth worldwide, available financing for the Company's customers, political stability in major oil and gas producing areas, and the potential obsolescence of various types of equipment we sell, among other factors. At December 31, 2006 and 2005, inventory reserves totaled 4.7% and 4.5% of gross inventory, respectively. Recent high demand and a strong outlook for oilfield equipment sales provide the basis for the Company's December 31, 2006 and 2005 estimates regarding the future usage and realizable value of inventory.

While inventory reserves and accruals have not had a material impact on the Company's financial results for the periods covered in this report, changes in worldwide oil and gas activity, or the development of new technologies which make older drilling technologies obsolete, could require the Company to record additional allowances to reduce the value of its inventory. Such changes in our estimates could be material under weaker market conditions or outlook.

Impairment of Long-Lived Assets (Excluding Goodwill)

Long-lived assets, which include property, plant and equipment and identified intangible assets, comprise a significant amount of the Company's total assets. The Company makes judgments and estimates in conjunction with the carrying value of these assets, including amounts to be capitalized, depreciation and amortization methods and estimated useful lives.

Additionally, the carrying values of these assets are reviewed for impairment periodically or whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable. An impairment loss is recorded in the period in which it is determined that the carrying amount is not recoverable. This requires the Company to make long-term forecasts of its future revenues and costs related to the assets subject to review. These forecasts require assumptions about demand for the Company's products and services, future market conditions and technological developments. The forecasts are dependent upon assumptions regarding oil and gas prices, the general outlook for economic growth worldwide, available financing for the Company's customers, political stability in major oil and gas producing areas, and the potential obsolescence of various types of equipment we sell, among other factors. Significant and unanticipated changes to these assumptions or the intended use of these assets could require a provision for impairment in a future period. There have been no impairment charges of long-lived assets for the years ended December 31, 2006, 2005, and 2004.

Goodwill Impairment

The Company recorded approximately $2.2 billion of goodwill on its consolidated balance sheet as of December 31, 2006. Generally accepted accounting principles require the Company to test goodwill for impairment on an annual basis or whenever events or circumstances occur indicating that goodwill might be impaired. Events or circumstances which could indicate a potential impairment of goodwill could include (but are not limited to) a significant reduction in worldwide oil and gas prices or drilling; a significant reduction in profitability or cash flow of oil and gas companies or drilling contractors; a significant reduction in worldwide well remediation activity; a significant reduction in capital investment by other oilfield service companies; or a significant increase in worldwide inventories of oil or gas. The timing and magnitude of any goodwill impairment charge, which could be material, would depend on the timing and severity of the event or events triggering the charge and would require a high degree of management judgment.

The Company performs a review of goodwill for impairment annually or earlier if indicators of potential impairment exist. The annual impairment tests are performed during the fourth quarter of each year. If it is determined that goodwill is impaired, that impairment is measured based on the amount by which the book value of goodwill exceeds its implied fair value. The implied fair value of goodwill and identified intangibles is determined by deducting the fair value of a reporting unit's identifiable assets and liabilities from the fair value of that reporting unit as a whole. Additional impairment assessments may be performed on an interim basis if the Company encounters events or changes in circumstances that would indicate that, more likely than not, the carrying amount of goodwill and identified intangibles has been impaired. Fair value of the reporting units is determined based on internal management estimates, using a combination of three methods: discounted cash flow, comparable companies, and representative transactions. Changes in the assumptions used in the fair value calculation could result in an estimated reporting unit fair value that is below the carrying value, which may give rise to an impairment of goodwill. In addition to the annual review, the Company also tests for impairment should an event occur or circumstances change that may indicate a reduction in the fair value of a reporting unit below its carrying value. The Company had no impairment of goodwill for the years ended December 31, 2006, 2005, and 2004.

Income Taxes

The Company is a US registered company and is subject to income taxes in the US. The Company operates through various subsidiaries in a number of countries throughout the world. Income taxes have been provided based upon the tax laws and rates of the countries in which the Company operates and income is earned.

The Company's annual tax provision is based on expected taxable income, statutory rates and tax planning opportunities available in the various jurisdictions in which it operates. The determination and evaluation of the annual tax provision and tax positions involves the interpretation of the tax laws in the various jurisdictions in which the Company operates. It requires significant judgment and the use of estimates and assumptions regarding significant future events such as the amount, timing and character of income, deductions and tax credits. Changes in tax laws, regulations, and treaties, foreign currency exchange restrictions or the Company's level of operations or profitability in each jurisdiction could impact the tax liability in any given year. The Company also operates in many jurisdictions where the tax laws relating to the pricing of transactions between related parties are open to interpretation, which could potentially result in aggressive tax authorities asserting additional tax liabilities with no offsetting tax recovery in other countries.

The Company maintains liabilities for estimated tax exposures in jurisdictions of operation. The annual tax provision includes the impact of income tax provisions and benefits for changes to liabilities that the Company considers appropriate, as well as related interest. Tax exposure items primarily include potential challenges to intercompany pricing and certain tax credits which may not ultimately be sustained. These exposures are resolved primarily through the settlement of audits within these tax jurisdictions or by judicial means. The Company is subject to audits by federal, state and foreign jurisdictions which may result in proposed assessments. The Company believes that an appropriate liability has been established for estimated exposures under the guidance in Statement of Financial Accounting Standards ("SFAS") No. 5, Accounting for Contingencies. However, actual results may differ materially from these estimates. The Company reviews these liabilities quarterly and to the extent audits or other events result in an adjustment to the liability accrued for a prior year, the effect will be recognized in the period of the event.

The Company currently has recorded valuation allowances that the Company intends to maintain until it is more likely than not the deferred tax assets will be realized. Other than valuation allowances associated with tax attributes acquired through acquisitions, income tax expense recorded in the future will be reduced to the extent of decreases in the Company's valuation allowances. The realization of remaining deferred tax assets is primarily dependent on future taxable income. Any reduction in future taxable income including but not limited to any future restructuring activities may require that the Company record an additional valuation allowance against deferred tax assets. An increase in the valuation allowance would result in additional income tax expense in such period and could have a significant impact on future earnings. If a change in a valuation allowance occurs, which was established in connection with an acquisition, such adjustment may impact goodwill rather than the income tax provision.

As the result of current period earnings and changes in estimates of future taxable income in certain tax jurisdictions, the Company recognized a decrease of $18.6 million in goodwill during the fourth quarter of 2005 related to the reversal of a valuation allowance associated with net operating loss carryovers acquired in the February 28, 2000 acquisition of Hitec, AS.

The Company has not provided for deferred taxes on the unremitted earnings of certain subsidiaries that are permanently reinvested. Should the Company make a distribution from the unremitted earnings of these subsidiaries, the Company may be required to record additional taxes. Unremitted earnings of these subsidiaries were $1,116.3 million and $441.4 million at December 31, 2006 and 2005, respectively. The Company makes an annual determination whether to permanently reinvest these earnings. If, as a result of these reassessments, the Company distributes these earnings in the future, additional tax liability would result, offset by any available foreign tax credits.

The Company does not believe it is possible to reasonably estimate the potential impact of changes to the assumptions and estimates identified because the resulting change to our tax liability, if any, is dependent on numerous factors which cannot be reasonably estimated. These include, among others, the amount and nature of additional taxes potentially asserted by local tax authorities; the willingness of local tax authorities to negotiate a fair settlement through an administrative process; the impartiality of the local courts; and the potential for changes in the tax paid to one country to either produce, or fail to produce, an offsetting tax change in other countries.

Recently Issued Accounting Standards

In June 2006, the FASB issued FASB Interpretation No. 48 ("FIN 48"), "Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109." This interpretation clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with FASB Statement No. 109, "Accounting for Income Taxes." The interpretation prescribes a recognition threshold and measurement attribute for a tax position taken or expected to be taken in a tax return and also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. The provisions of FIN 48 are effective for fiscal years beginning after December 15, 2006, and we will be required to adopt this interpretation in the first quarter of 2007. We are currently evaluating the effect FIN 48 will have on our consolidated financial position, cash flows, and results from operations.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" ("SFAS 157"). SFAS 157 establishes a framework for fair value measurements in the financial statements by providing a single definition of fair value, provides guidance on the methods used to estimate fair value and increases disclosures about estimates of fair value. SFAS 157 is effective for fiscal years beginning after November 15, 2007. We are currently evaluating the effect SFAS 157 will have on our consolidated financial position, cash flows, and results from operations.

In September 2006, the FASB issued SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans — An amendment of FASB Statements No. 87, 88, 106, and 132(R)" ("SFAS 158"). SFAS 158 requires employers to recognize the overfunded or underfunded status of a defined benefit postretirement plan as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income of a business entity. The Company adopted the provisions of SFAS 158 effective December 31, 2006 with no material impact on the Consolidated Financial Statements. See Note 10 of the Notes to the Consolidated Financial Statements.

Forward–Looking Statements

Some of the information in this document contains, or has incorporated by reference, forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. Forward-looking statements typically are identified by use of terms such as "may," "will," "expect," "anticipate," "estimate," and similar words, although some forward-looking statements are expressed differently. You should be aware that our actual results could differ materially from results anticipated in the forward-looking statements due to a number of factors, including but not limited to changes in oil and gas prices, customer demand for our products and worldwide economic activity. You should also consider carefully the statements under "Risk Factors" which address additional factors that could cause our actual results to differ from those set forth in the forward-looking statements. Given these uncertainties, current or prospective investors are cautioned not to place undue reliance on any such forward-looking statements. We undertake no obligation to update any such factors or forward-looking statements to reflect future events or developments.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to changes in foreign currency exchange rates and interest rates. Additional information concerning each of these matters follows:

Foreign Currency Exchange Rates

We have extensive operations in foreign countries. The net assets and liabilities of these operations are exposed to changes in foreign currency exchange rates, although such fluctuations generally do not affect income since their functional currency is typically the local currency. These operations also have net assets and liabilities not denominated in the functional currency, which exposes us to changes in foreign currency exchange rates that do impact income. During the years ended December 31, 2006, 2005, and 2004, the Company reported foreign currency gains (losses) of ($21.0) million, $2.9 million, and ($9.3) million respectively. The gains (losses) were primarily due to exchange rate fluctuations related to monetary asset balances denominated in currencies other than the functional currency. The foreign exchange loss is primarily the result in the strengthening of the following major currencies against the US Dollar: British Pound – 13.8%, Euro – 11.5% and the Norwegian Kroner – 8.9%. Further strengthening of these currencies against the US Dollar may continue to create similar losses in future periods to the extent we maintain net assets and liabilities not denominated in the functional currency of the countries using the above currencies as their functional currency.

Some of our revenues in foreign countries are denominated in U.S. dollars, and therefore, changes in foreign currency exchange rates impact our earnings to the extent that costs associated with those U.S. dollar revenues are denominated in the local currency. Similarly some of our revenues are denominated in foreign currencies, but have associated U.S. dollar costs, which also gives rise to foreign currency exchange rate exposure. In order to mitigate that risk, we may utilize foreign currency forward contracts to better match the currency of our revenues and associated costs. We do not use foreign currency forward contracts for trading or speculative purposes.

At December 31, 2006, we had entered into foreign currency forward contracts with notional amounts aggregating $130.1 million to hedge cash flow exposure to currency fluctuations in various foreign currencies. These exposures arise when local currency operating expenses are not in balance with local currency revenue collections. Ineffectiveness was not material on these foreign currency forward contracts. Based on quoted market prices as of December 31, 2006 and 2005 for contracts with similar terms and maturity dates, we have recorded a gain (loss) of $1.0 million and ($7.3) million, respectively, to adjust these foreign currency forward contracts to their fair market value. This gain (loss) is included in other comprehensive income in the consolidated balance sheet. It is expected that $1.0 million of the gain will be reclassified into earnings within the next 12 months. The Company currently has cash flow hedges in place through the first quarter of 2008.

The Company had foreign currency forward contracts with notional amounts aggregating $1,268.1 million designated and qualifying as fair value hedges to hedge exposure to currency fluctuations in various foreign currencies. Based on quoted market prices as of December 31, 2006 and 2005 for contracts with similar terms and maturity dates, we recorded a gain (loss) of $25.0 million and ($5.1) million, respectively, to adjust these foreign currency forward contracts to their fair market value. This gain (loss) is offset by designated gains (losses) on the firm commitments. Ineffectiveness was not material on these foreign currency forward contracts.

The Company had foreign currency forward contracts with notional amounts aggregating $79.0 million to offset exposures to the currency fluctuation of nonfunctional currency balance sheet accounts, primarily consisting of account receivables and account payables, and are not designated as hedges. Therefore, changes in the fair value of these contracts are recorded each period in current earnings.

The maturity of the above forward contracts by currency is:

Hedge Classification	Currency	2007	2008	2009	2010	Total
Cash Flow	USD	$ 129.0	$ 1.1	$ —	$ —	$ 130.1
Fair Value						
	EUR	$ 102.9	$ 31.6	$ 3.7	$ —	$ 138.2
	GBP	13.7	0.4	—	—	14.1
	KRW	0.7	0.6	—	—	1.3
	SGD	3.1	1.0	—	—	4.1
	USD	818.1	220.0	70.9	1.4	1,110.4
		$ 938.5	$ 253.6	$ 74.6	$ 1.4	$ 1,268.1
Balance Sheet						
	EUR	$ 1.2	$ —	$ —	$ —	$ 1.2
	SDG	1.0	—	—	—	1.0
	USD	76.8	—	—	—	76.8
		$ 79.0	$ —	$ —	$ —	$ 79.0
Total		$ 1,146.5	$ 254.7	$ 74.6	$ 1.4	$ 1,477.2

The Company had other financial market risk sensitive instruments denominated in foreign currencies totaling $103.4 million as of December 31, 2006 excluding trade receivables and payables, which approximate fair value. These market risk sensitive instruments consisted of cash balances and overdraft facilities. The Company estimates that a hypothetical 10% movement of all applicable foreign currency exchange rates on these financial market risk sensitive instruments could affect net income by $6.7 million.

The counterparties to forward contracts are major financial institutions. The credit ratings and concentration of risk of these financial institutions are monitored on a continuing basis. In the unlikely event that the counterparties fail to meet the terms of a foreign currency contract, our exposure is limited to the foreign currency rate differential.

Interest Rate Risk

At December 31, 2006 our long term borrowings consisted of $100 million in 7.5% senior notes, $150 million in 6.5% senior notes, $200 million in 7.25% senior notes, $200 million in 5.65% senior notes and $150 million in 5.5% senior notes. We had $40.3 million of other borrowings at December 31, 2006. We occasionally have borrowings under our other credit facilities, and a portion of these borrowings could be denominated in multiple currencies which could expose us to market risk with exchange rate movements. These instruments carry interest at a pre-agreed upon percentage point spread from either LIBOR, NIBOR or EURIBOR, or at the prime interest rate. Under our credit facilities, we may, at our option, fix the interest rate for certain borrowings based on a spread over LIBOR, NIBOR or EURIBOR for 30 days to 6 months. Our objective is to maintain a portion of our debt in variable rate borrowings for the flexibility obtained regarding early repayment without penalties and lower overall cost as compared with fixed-rate borrowings.

As of December 31, 2006, we had three interest rate swap agreements with an aggregate notional amount of $100 million associated with our 2008 senior notes. Under this agreement, we receive interest at a fixed rate of 7.5% and pay interest at a floating rate of six-month LIBOR plus a weighted average spread of approximately 4.675%. The swap agreements will settle semi-annually and will terminate in February 2008. The swap agreements originally entered into by Varco were recorded at their fair market value at the date of the Merger and no longer qualify as effective hedges under FAS 133. The swaps will be marked-to-market for periods subsequent to the Merger and any change in their value will be reported as an adjustment to interest expense. The change in the fair market value of the interest swap agreements resulted in a $1.0 million increase in interest expense for the period ended December 31, 2006.

ITEM 8. FINANCIAL STATEMENT AND SUPPLEMENTARY DATA

Attached hereto and a part of this report are financial statements and supplementary data listed in Item 15.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

None.

ITEM 9A. CONTROLS AND PROCEDURES

(i) Evaluation of disclosure controls and procedures

As required by SEC Rule 13a-15(b), we have evaluated, under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of the end of the period covered by this report. Our disclosure controls and procedures are designed to provide reasonable assurance that the information required to be disclosed by the Company in reports that it files under the Exchange Act is accumulated and communicated to the Company's management, including our principal executive officer and principal financial officer, as appropriate, to allow timely decisions regarding required disclosure and is recorded, precessed, summarized and reported within the time periods specified in the rules and forms of the SEC. Our principal executive officer and principal financial officer have concluded that our current disclosure controls and procedures were effective as of December 31, 2006 at the reasonable assurance level.

Pursuant to section 302 of the Sarbanes-Oxley Act of 2002, our Chief Executive Officer and Chief Financial Officer have provided certain certifications to the Securities and Exchange Commission. These certifications are included herein as Exhibits 31.1 and 31.2.

(ii) Internal Control Over Financial Reporting

(a) Management's annual report on internal control over financial reporting.

The Company's management report on internal control over financial reporting is set forth in this annual report on Page A-52 and is incorporated herein by reference.

(b) Attestation report of the independent registered public accounting firm

The attestation report of Ernst & Young LLP, the Company's independent registered public accounting firm, on management's assessment of the effectiveness of the Company's internal control over financial reporting is set forth in this annual report on page A-54 and is incorporated by reference here in.

(c) Changes in internal control

There were no changes in the Company's internal control over financial reporting that occurred during the Company's last fiscal quarter covered by this report that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

ITEM 9B. OTHER INFORMATION

None.

PART III

ITEM 10. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

Incorporated by reference to the definitive Proxy Statement for the 2007 Annual Meeting of Stockholders.

ITEM 11. EXECUTIVE COMPENSATION

Incorporated by reference to the definitive Proxy Statement for the 2007 Annual Meeting of Stockholders.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Incorporated by reference to the definitive Proxy Statement for the 2007 Annual Meeting of Stockholders.

Securities Authorized for Issuance Under Equity Compensation Plans

The following table sets forth information as of our fiscal year ended December 31, 2006, with respect to compensation plans under which our common stock may be issued:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrant and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)(c)) (1)
Equity compensation plans approved by security holders	5,284,883	$ 46.56	5,124,000
Equity compensation plans not approved by security holders	—	—	—
Total	5,284,883	$ 46.56	5,124,000

(1) Shares could be issued other than upon the exercise of stock options, warrants or rights; however, none are anticipated during 2007.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Incorporated by reference to the definitive Proxy Statement for the 2007 Annual Meeting of Stockholders.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Incorporated by reference to the definitive Proxy Statement for the 2007 Annual Meeting of Stockholders.

PART IV

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES

Financial Statements and Exhibits

(1) Financial Statements

The following financial statements are presented in response to Part II, Item 8:

	Page
Consolidated Balance Sheets	A-55
Consolidated Statements of Income	A-56
Consolidated Statements of Cash Flows	A-57
Consolidated Statements of Stockholders' Equity and Comprehensive Income	A-58
Notes to Consolidated Financial Statements	A-59

(2) Financial Statement Schedule

Schedule II – Valuation and Qualifying Accounts	A-79

All schedules, other than Schedule II, are omitted because they are not applicable, not required or the information is included in the financial statements or notes thereto.

(3) Exhibits

2.1 Amended and Restated Agreement and Plan of Merger, effective as of August 11, between National-Oilwell, Inc. and Varco International, Inc. (4).

3.1 Amended and Restated Certificate of Incorporation of National-Oilwell, Inc. (Exhibit 3.1) (1).

3.2 Amended and Restated By-laws of National Oilwell Varco, Inc. (Exhibit 3.2) (7).

10.1 Employment Agreement dated as of January 1, 2002 between Merrill A. Miller, Jr. and National Oilwell. (Exhibit 10.1) (2).

10.2 Employment Agreement dated as of January 1, 2002 between Dwight W. Rettig and National Oilwell, with similar agreements with Kevin A. Neveu and Mark A. Reese. (Exhibit 10.2) (2).

10.3 Form of Amended and Restated Executive Agreement of Clay C. Williams and Haynes Smith. (Exhibit 10.12) (3).

10.4 National Oilwell Varco Long-Term Incentive Plan (5)*.

10.5 Form of Employee Stock Option Agreement (Exhibit 10.1) (8)

10.6 Form of Non-Employee Director Stock Option Agreement (Exhibit 10.2) (8).

10.7 Amended and Restated Credit Agreement, dated as of June 21, 2005, among National Oilwell Varco, Inc., the financial institutions signatory thereto, including Wells Fargo Bank, National Association, in their capacities as lenders thereunder, as US administrative agent for the lenders, as Lead Arranger and Sole Book Runner, DnB NOR Bank ASA, as Norwegian Administrative Agent, DnB NOR Bank ASA and the Bank of Nova Scotia as Co-Documentation Agents, and Comerica Bank and JPMorgan Chase Bank, N.A. as Co-Syndication Agents. (Exhibit 10.1) (6).

21.1 Subsidiaries of the Registrant

23.1 Consent of Ernst & Young LLP

24.1 Power of Attorney (included on signature page hereto).

31.1 Certification pursuant to Rule 13a-14a and Rule 15d-14(a) of the Securities and Exchange Act, as amended

31.2 Certification pursuant to Rule 13a-14a and Rule 15d-14(a) of the Securities and Exchange Act, as amended

32.1 Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

32.2 Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

---

* Compensatory plan or arrangement for management or others

(1) Filed as an Exhibit to our Quarterly Report on Form 10-Q filed on August 11, 2000.

(2) Filed as an Exhibit to our Annual Report on Form 10-K filed on March 28, 2002.

(3) Filed as an Exhibit to Varco International, Inc.'s Quarterly Report on Form 10-Q filed on May 6, 2004.

(4) Filed as Annex A to our Registration Statement on Form S-4 filed on September 16, 2004.

(5) Filed as Annex D to our Amendment No. 1 to Registration Statement on Form S-4 filed on January 31, 2005.

(6) Filed as an Exhibit to our Current Report on Form 8-K filed on June 23, 2005.

(7) Filed as an Exhibit to our Current Report on Form 8-K filed on November 18, 2005.

(8) Filed as an Exhibit to our Current Report on Form 8-K filed on February 23, 2006.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NATIONAL OILWELL VARCO, INC.

Dated: February 26, 2007

By: /s/ MERRILL A. MILLER, JR.
Merrill A. Miller, Jr.
Chairman, President and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Each person whose signature appears below in so signing, constitutes and appoints Merrill A. Miller, Jr. and Clay C. Williams, and each of them acting alone, his true and lawful attorney-in-fact and agent, with full power of substitution, for him and in his name, place and stead, in any and all capacities, to execute and cause to be filed with the Securities and Exchange Commission any and all amendments to this report, and in each case to file the same, with all exhibits thereto and other documents in connection therewith, and hereby ratifies and confirms all that said attorney-in-fact or his substitute or substitutes may do or cause to be done by virtue hereof.

Signature	Title	Date
/s/ MERRILL A. MILLER, JR. Merrill A. Miller, Jr.	Chairman, President and Chief Executive Officer	February 26, 2007
/s/ CLAY C. WILLIAMS Clay C. Williams	Senior Vice President and Chief Financial Officer	February 26, 2007
/s/ ROBERT W. BLANCHARD Robert W. Blanchard	Vice President, Corporate Controller and Chief Accounting Officer	February 26, 2007
/s/ GREG L. ARMSTRONG Greg L. Armstrong	Director	February 26, 2007
/s/ ROBERT E. BEAUCHAMP Robert E. Beauchamp	Director	February 26, 2007
/s/ BEN A. GUILL Ben A. Guill	Director	February 26, 2007
/s/ DAVID D. HARRISON David D. Harrison	Director	February 26, 2007
/s/ ROGER L. JARVIS Roger L. Jarvis	Director	February 26, 2007
/s/ ERIC L. MATTSON Eric L. Mattson	Director	February 26, 2007
/s/ JEFFERY A. SMISEK Jeffery A. Smisek	Director	February 26, 2007

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

National Oilwell Varco, Inc.'s management is responsible for establishing and maintaining adequate internal control over financial reporting. National Oilwell Varco, Inc.'s internal control system was designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Internal control over financial reporting cannot provide absolute assurance of achieving financial reporting objectives because of its inherent limitations. Internal control over financial reporting is a process that involves human diligence and compliance and is subject to lapses in judgment and breakdowns resulting from human failures. Internal control over financial reporting also can be circumvented by collusion or improper management override. Because of such limitations, there is a risk that material misstatements may not be prevented or detected on a timely basis by internal control over financial reporting. However, these inherent limitations are known features of the financial reporting process. Therefore, it is possible to design into the process safeguards to reduce, though not eliminate, this risk.

Management has used the framework set forth in the report entitled "Internal Control—Integrated Framework" published by the Committee of Sponsoring Organizations ("COSO") of the Treadway Commission to evaluate the effectiveness of the Company's internal control over financial reporting. Management has concluded that the Company's internal control over financial reporting was effective as of December 31, 2006. Ernst & Young LLP has issued an attestation report on management's assessment of the Company's internal control over financial reporting.

/s/ Merrill A. Miller, Jr.
Merrill A. Miller, Jr.
Chairman, President and Chief Executive Officer

/s/ Clay C. Williams
Clay C. Williams
Senior Vice President and
Chief Financial Officer

Houston, Texas
February 26, 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders
National Oilwell Varco, Inc.

We have audited the accompanying consolidated balance sheets of National Oilwell Varco, Inc. as of December 31, 2006 and 2005 and the related consolidated statements of income, stockholders' equity and comprehensive income, and cash flows for each of the three years in the period ended December 31, 2006. Our audits also included the financial statement schedule listed in the index at Item 15(a). These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of National Oilwell Varco, Inc. at December 31, 2006 and 2005, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2006, in conformity with U.S generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

As discussed in Note 2 to the consolidated financial statements, the Company adopted Statements of Financial Accounting Standards No. 123 (R) and No. 158 on January 1, 2006 and December 31, 2006, respectively.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of National Oilwell Varco, Inc.'s internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 26, 2007 expressed an unqualified opinion thereon.

/s/ ERNST & YOUNG LLP

Houston, Texas
February 26, 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The Board of Directors and Shareholders
National Oilwell Varco, Inc.

We have audited management's assessment, included in the accompanying Management's Report on Internal Control Over Financial Reporting, that National Oilwell Varco, Inc. maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). National Oilwell Varco, Inc.'s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that National Oilwell Varco, Inc. maintained effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, National Oilwell Varco, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of National Oilwell Varco, Inc. as of December 31, 2006 and 2005, and the related consolidated statements of income, stockholders' equity and comprehensive income, and cash flows for each of the three years in the period ended December 31, 2006 of National Oilwell Varco, Inc. and our report dated February 26, 2007 expressed an unqualified opinion thereon.

/s/ ERNST & YOUNG LLP

Houston, Texas
February 26, 2007

NATIONAL OILWELL VARCO, INC.
CONSOLIDATED BALANCE SHEETS
(In millions, except share data)

	December 31, 2006	December 31, 2005
ASSETS		
Current assets:		
Cash and cash equivalents	$ 957.4	$ 209.4
Receivables, net	1,614.6	1,139.2
Inventories, net	1,828.8	1,198.3
Costs in excess of billings	308.9	341.9
Deferred income taxes	101.6	58.6
Prepaid and other current assets	154.3	50.8
Total current assets	4,965.6	2,998.2
Property, plant and equipment, net	1,022.1	877.6
Deferred income taxes	56.1	52.2
Goodwill	2,244.7	2,117.7
Intangibles, net	705.2	611.5
Other assets	25.6	21.3
	$ 9,019.3	$ 6,678.5
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 505.2	$ 568.2
Accrued liabilities	1,420.2	432.0
Billings in excess of costs	564.4	98.1
Current portion of long-term debt and short-term borrowings	5.6	5.7
Accrued income taxes	169.8	83.2
Total current liabilities	2,665.2	1,187.2
Long-term debt	834.7	835.6
Deferred income taxes	389.0	373.3
Other liabilities	71.4	63.7
Total liabilities	3,960.3	2,459.8
Commitments and contingencies		
Minority interest	35.5	24.5
Stockholders' equity:		
Common stock – par value $.01; 175,571,663 and 174,362,488 shares issued and outstanding at December 31, 2006 and December 31, 2005	1.8	1.7
Additional paid-in capital	3,461.7	3,400.9
Deferred stock-based compensation	—	(16.5)
Accumulated other comprehensive income (loss)	46.1	(21.8)
Retained earnings	1,513.9	829.9
	5,023.5	4,194.2
	$ 9,019.3	$ 6,678.5

The accompanying notes are an integral part of these statements.

NATIONAL OILWELL VARCO, INC.
CONSOLIDATED STATEMENTS OF INCOME
(In millions, except per share data)

	Years Ended December 31,		
	2006	2005	2004
Revenue:			
Sales	$ 5,472.5	$ 3,605.5	$ 2,137.8
Services	1,553.3	1,039.0	180.3
Total	7,025.8	4,644.5	2,318.1
Cost of revenue:			
Cost of sales	4,230.4	2,905.1	1,700.6
Cost of services	1,034.8	752.2	113.7
Total	5,265.2	3,657.3	1,814.3
Gross profit	1,760.6	987.2	503.8
Selling, general, and administrative	641.6	478.7	327.8
Integration costs	7.9	31.7	—
Operating profit	1,111.1	476.8	176.0
Interest and financial costs	(48.7)	(52.9)	(38.4)
Interest income	18.1	4.9	3.5
Other income (expense), net	(31.3)	1.2	(2.2)
Income before income taxes and minority interest	1,049.2	430.0	138.9
Provision for income taxes	355.7	138.9	21.6
Income before minority interest	693.5	291.1	117.3
Minority interest in income of consolidated subsidiaries	9.5	4.2	2.1
Net income	$ 684.0	$ 286.9	$ 115.2
Net income per share:			
Basic	$ 3.90	$ 1.83	$ 1.34
Diluted	$ 3.87	$ 1.81	$ 1.33
Weighted average shares outstanding:			
Basic	175.2	156.4	85.8
Diluted	176.8	158.3	86.5

The accompanying notes are an integral part of these statements.

NATIONAL OILWELL VARCO, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In millions)

	Years Ended December 31,		
	2006	2005	2004
Cash flow from operating activities:			
Net income	$ 684.0	$ 286.9	$ 115.2
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	160.6	114.6	44.0
Tax benefit from exercise of nonqualified stock options	—	29.7	3.4
Excess benefit from the exercise of stock options	(13.5)	—	—
Other	58.4	18.7	(11.8)
Changes in assets and liabilities, net of acquisitions:			
Receivables	(442.1)	(293.9)	(8.6)
Inventories	(619.9)	(215.4)	(105.8)
Costs in excess of billings	33.0	(131.1)	(106.4)
Prepaid and other current assets	(101.7)	(8.6)	27.4
Accounts payable	(93.5)	68.1	174.3
Billings in excess of costs	466.4	94.5	(17.7)
Other assets/liabilities, net	1,085.0	114.0	52.2
Net cash provided by operating activities	1,216.7	77.5	166.2
Cash flow from investing activities:			
Purchases of property, plant and equipment	(200.4)	(105.0)	(39.0)
Cash acquired in Varco merger, net	—	163.5	—
Business acquisitions, net of cash acquired	(329.7)	(16.0)	(2.8)
Other	—	(4.5)	35.8
Net cash provided (used) by investing activities	(530.1)	38.0	(6.0)
Cash flow from financing activities:			
Borrowing against lines of credit and other debt	30.0	418.8	521.6
Payments against lines of credit and other debt	(35.1)	(571.1)	(631.5)
Excess tax benefit from exercise of stock options	13.5	—	—
Proceeds from stock options exercised	32.7	111.9	14.6
Net cash provided (used) by financing activities	41.1	(40.4)	(95.3)
Effect of exchange rate changes on cash	20.3	(8.4)	3.6
Net increase in cash and cash equivalents	748.0	66.7	68.5
Cash and cash equivalents, beginning of period	209.4	142.7	74.2
Cash and cash equivalents, end of period	$ 957.4	$ 209.4	$ 142.7
Supplemental disclosures of cash flow information:			
Cash payments during the period for:			
Interest	$ 56.2	$ 61.5	$ 34.0
Income taxes	$ 272.4	$ 88.3	$ 21.4

The accompanying notes are an integral part of these statements.

NATIONAL OILWELL VARCO, INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY AND COMPREHENSIVE INCOME
(In millions)

	Shares Outstanding	Common Stock	Additional Paid in Capital	Unearned Stock-Based Compensation	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Tota
Balance at December 31, 2003	85.1	$ 0.9	$ 674.9	$ —	$ (44.4)	$ 427.8	$ 1,05
Net income	—	—	—	—	—	115.2	11
Other comprehensive income							
Currency translation adjustments	—	—	—	—	71.3	—	7
Derivative financial instruments	—	—	—	—	1.1	—	
Minimum liability of defined benefit plans	—	—	—	—	5.4	—	
Comprehensive income							19
Stock options exercised	0.9	—	14.6	—	—	—	1
Tax benefit of options exercised	—	—	3.4	—	—	—	
Balance at December 31, 2004	86.0	$ 0.9	$ 692.9	$ —	$ 33.4	$ 543.0	$ 1,27
Net income	—	—	—	—	—	286.9	28
Other comprehensive income							
Currency translation adjustments	—	—	—	—	(50.3)	—	(5
Derivative financial instruments	—	—	—	—	(8.5)	—	(
Minimum liability of defined benefit plans	—	—	—	—	3.6	—	
Comprehensive income							23
Stock issued and stock options assumed for acquisition	84.0	0.8	2,566.5	(32.1)	—	—	2,53
Amortization of unearned stock-based compensation	—	—	—	15.6	—	—	1
Common stock issued	4.4	—	111.8	—	—	—	11
Tax benefit of options exercised	—	—	29.7	—	—	—	2
Balance at December 31, 2005	174.4	$ 1.7	$ 3,400.9	$ (16.5)	$ (21.8)	$ 829.9	$ 4,19
Net income	—	—	—	—	—	684.0	68
Other comprehensive income							
Currency translation adjustments	—	—	—	—	66.8	—	6
Derivative financial instruments	—	—	—	—	8.0	—	
Minimum liability of defined benefit plans	—	—	—	—	(6.6)	—	(
Comprehensive income							75
Adoption of FAS158, net of tax	—	—	—	—	(0.3)	—	(
Adoption of FAS123(R)	—	—	(16.5)	16.5	—	—	
Stock-based compensation expense	—	—	31.2	—	—	—	3
Common stock issued	1.2	0.1	32.6	—	—	—	3
Tax benefit of options exercised	—	—	13.5	—	—	—	1
Balance at December 31, 2006	175.6	$ 1.8	$ 3,461.7	$ —	$ 46.1	$ 1,513.9	$ 5,02

The accompanying notes are an integral part of these statements.

NATIONAL OILWELL VARCO, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Organization and Basis of Presentation

Nature of Business

We design, construct, manufacture and sell comprehensive systems, components, and products used in oil and gas drilling and production, provide oilfield services and supplies, and distribute products and provide supply chain integration services to the upstream oil and gas industry. Our revenues and operating results are directly related to the level of worldwide oil and gas drilling and production activities and the profitability and cash flow of oil and gas companies, drilling contractors and oilfield service companies, which in turn are affected by current and anticipated prices of oil and gas. Oil and gas prices have been and are likely to continue to be volatile.

Basis of Consolidation

The accompanying consolidated financial statements include the accounts of National Oilwell Varco, Inc. and its majority-owned subsidiaries. All significant intercompany transactions and balances have been eliminated in consolidation. Investments that are not wholly-owned, but where we exercise control, are fully consolidated with the equity held by minority owners and their portion of net income (loss) reflected as minority interest in the accompanying financial statements. Investments in unconsolidated affiliates, over which we exercise significant influence, but not control, are accounted for by the equity method. Investments in which we exercise no control or significant influence would be accounted for under the cost method. Certain reclassifications have been made to the 2005 and 2004 consolidated financial statements in order for them to conform with the 2006 presentation.

2. Summary of Significant Accounting Policies

Fair Value of Financial Instruments

The carrying amounts of financial instruments including cash and cash equivalents, receivables, and payables approximated fair value because of the relatively short maturity of these instruments. Cash equivalents include only those investments having a maturity date of three months or less at the time of purchase. The carrying values of other financial instruments approximate their respective fair values.

Derivative Financial Instruments

We record all derivative financial instruments at their fair value in our consolidated balance sheet. Except for our balance sheet hedges and interest rate swap agreements discussed below, all derivative financial instruments we hold are designated as either cash flow or fair value hedges and are highly effective in offsetting movements in the underlying risks. Accordingly, gains and losses from changes in the fair value of designated derivative financial instruments are deferred and recognized in earnings as revenues or costs of sales as the underlying transactions occur.

We use foreign currency forward contracts and options to mitigate our exposure to changes in foreign currency exchange rates on recognized nonfunctional currency monetary accounts, forecasted transactions and firm sale and purchase commitments to better match the local currency cost components of non-functional currency transactions. Such arrangements typically have terms between two and fifteen months, but may have longer terms depending on the project and our backlog. We may also use interest rate contracts to mitigate our exposure to changes in interest rates on anticipated long-term debt issuances. We do not use derivative financial instruments for trading or speculative purposes.

At December 31, 2006, we had entered into foreign currency forward contracts with notional amounts aggregating $130.1 million designated and qualifying as cash flow hedges to hedge exposure to currency fluctuations in various foreign currencies. These exposures arise when local currency operating expenses are not in balance with local currency revenue collections. Ineffectiveness was not material on these foreign currency forward contracts. Based on quoted market prices as of December 31, 2006 for contracts with similar terms and maturity dates, we have recorded a gain of $1.0 million, net of tax of $0.4 million, to adjust these foreign currency forward contracts to their fair market value. This gain is included in other comprehensive income in the consolidated balance sheet. It is expected that all of this gain will be reclassified into earnings within the next 12 months. The Company currently has cash flow hedges in place through the first quarter of 2008.

At December 31, 2006, the Company had foreign currency forward contracts with notional amounts aggregating $1,268.1 million designated and qualifying as fair value hedges to hedge exposure to currency fluctuations in various foreign currencies. Based on quoted market prices as of December 31, 2006 for contracts with similar terms and maturity dates, we recorded a gain of $25.0 million to adjust these foreign currency forward contracts to their fair market value. This gain offsets designated losses on firm commitments. The Company currently has fair value hedges in place through the first quarter of 2010. Ineffectiveness was not material on these foreign currency forward contracts.

The Company had foreign currency forward contracts with notional amounts aggregating $79.0 million to offset exposures to currency fluctuation of nonfunctional currency balance sheet accounts, primarily consisting of accounts receivable and accounts payable and are not designated as hedges. Therefore, changes in the fair value of these contracts are recorded each period in current earnings.

As of December 31, 2006, we had three interest rate swap agreements with an aggregate notional amount of $100 million associated with our 2008 senior notes. Under these agreements, we receive interest at a fixed rate of 7.5% and pay interest at a floating rate of six-month LIBOR plus a weighted average spread of approximately 4.675%. The swap agreements will settle semi-annually and will terminate in February 2008. The swap agreements originally entered into by Varco were recorded at their fair market value at the date of the Merger and no longer qualify as effective hedges under FAS 133. The swaps are marked-to-market for periods subsequent to the Merger and any change in their value will be reported as an adjustment to interest expense. The change in the fair market value of the interest rate swap agreements resulted in a $1.0 million increase in interest expense for the period ended December 31, 2006.

Inventories

Inventories consist of raw materials, work-in-process and oilfield and industrial finished products, manufactured equipment and spare parts. Inventories are stated at the lower of cost or market using the first-in, first-out or average cost methods. Allowances for excess and obsolete inventories are determined based on our historical usage of inventory on-hand as well as our future expectations related to our installed base and the development of new products. The allowance, which totaled $86.1 million and $56.8 million at December 31, 2006 and 2005, is the amount necessary to reduce the cost of the inventory to its estimated realizable value.

Property, Plant and Equipment

Property, plant and equipment are recorded at cost. Expenditures for major improvements that extend the lives of property and equipment are capitalized while minor replacements, maintenance and repairs are charged to operations as incurred. Disposals are removed at cost less accumulated depreciation with any resulting gain or loss reflected in operations. Depreciation is provided using the straight-line method or declining balance method over the estimated useful lives of individual items. Depreciation expense was $119.2 million, $83.0 million and $41.6 million for the years ended December 31, 2006, 2005 and 2004.

Long-lived Assets

We record impairment losses on long-lived assets used in operations when events and circumstances indicate that the assets might be impaired and the undiscounted cash flows estimated to be generated by those assets are less than the carrying amount of those assets. The carrying value of assets used in operations that is not recoverable is reduced to fair value if lower than carrying value. In determining the fair market value of the assets, we consider market trends and recent transactions involving sales of similar assets, or when not available, discounted cash flow analysis.

Intangible Assets

On at least an annual basis, we assess whether goodwill is impaired. Our annual impairment tests are performed at the beginning of the fourth quarter of each year and have indicated no impairment. If we determine that goodwill is impaired, we measure that impairment based on the amount by which the book value of goodwill exceeds its implied fair value. The implied fair value of goodwill is determined by deducting the fair value of a reporting unit's identifiable assets and liabilities from the fair value of that reporting unit as a whole. Additional impairment assessments may be performed on an interim basis if we encounter events or changes in circumstances that would indicate that, more likely than not, the carrying amount of goodwill has been impaired. Fair value of the reporting units is determined based on internal management estimates using a combination of three methods: discounted cash flows, comparable companies and representative transactions.

Goodwill is identified by segment as follows (in millions):

	Rig Technology	Petroleum Services & Supplies	Distribution Services	Corporate / Eliminations	Total
Balance December 31, 2004	$ 424.4	$ 173.3	$ 35.1	$ 6.2	$ 639.0
Purchase price and other adjustments	(6.4)	—	(0.4)	—	(6.8)
Goodwill acquired during period	719.8	786.5	—	—	1,506.3
Translation adjustments	(20.6)	(0.6)	0.3	0.1	(20.8)
Balance December 31, 2005	1,117.2	959.2	35.0	6.3	2,117.7
Purchase price and other adjustments	(14.3)	(6.9)	—	—	(21.2)
Goodwill acquired during period	37.8	79.0	—	—	116.8
Translation adjustments	27.6	3.6	0.2	—	31.4
Balance December 31, 2006	$ 1,168.3	$ 1,034.9	$ 35.2	$ 6.3	$ 2,244.7

During 2006 we recorded adjustments reducing goodwill by $22.1 million related to the finalization of Varco purchase accounting.

Identified intangible assets with determinable lives consist primarily of customer relationships, trademarks, trade names, patents, and technical drawings acquired in acquisitions, and are being amortized on a straight-line basis over the estimated useful lives of 2-30 years. Amortization expense of identified intangibles is expected to be approximately $50 million in each of the next five years.

Identified intangible assets are identified by segment as follows (in millions):

	Rig Technology	Petroleum Services & Supplies	Distribution Services	Corporate / Eliminations	Total
Balance December 31, 2004	$ 81.1	$ 7.4	$ 2.5	$ —	$ 91.0
Additions to intangible assets	217.4	341.9	—	—	559.3
Amortization	(12.7)	(18.5)	(0.4)	—	(31.6)
Translation	(7.3)	—	0.1	—	(7.2)
Balance December 31, 2005	278.5	330.8	2.2	—	611.5
Additions to intangible assets	0.5	130.0	—	—	130.5
Amortization	(18.0)	(22.7)	(0.3)	—	(41.0)
Translation	3.2	1.0	—	—	4.2
Balance December 31, 2006	$ 264.2	$ 439.1	$ 1.9	$ —	$ 705.2

Identified intangible assets by major intangible assets classification consist of (in millions):

	Gross	Accumulated Amortization	Net Book Value
December 31, 2006:			
Customer relationships	$ 460.9	$ (45.5)	$ 415.4
Trademarks	200.2	(11.9)	188.3
Other	121.1	(19.6)	101.5
Total identified intangibles	$ 782.2	$ (77.0)	$ 705.2
December 31, 2005:			
Customer relationships	$ 353.2	$ (22.2)	$ 331.0
Trademarks	193.9	(4.6)	189.3
Other	100.4	(9.2)	91.2
Total identified intangibles	$ 647.5	$ (36.0)	$ 611.5

Foreign Currency

The functional currency for most of our foreign operations is the local currency. The cumulative effects of translating the balance sheet accounts from the functional currency into the U.S. dollar at current exchange rates are included in accumulated other comprehensive income. Revenues and expenses are translated at average exchange rates in effect during the period. Certain other foreign operations use the U.S. dollar as the functional currency. Accordingly, financial statements of these foreign subsidiaries are remeasured to U.S. dollars for consolidation purposes using current rates of exchange for monetary assets and liabilities and historical rates of exchange for nonmonetary assets and related elements of expense. Revenue and other expense elements are remeasured at rates that approximate the rates in effect on the transaction dates. For all operations, gains or losses from remeasuring foreign currency transactions into the functional currency are included in income. Net foreign currency transaction gains (losses) were ($21.0) million, $2.9 million and ($9.3) million for the years ending December 31, 2006, 2005 and 2004, respectively, and are included in other income (expense) in the accompanying statement of operations.

Revenue Recognition

The Company's products and services are sold based upon purchase orders or contracts with the customer that include fixed or determinable prices and that do not include right of return or other similar provisions or other significant post delivery obligations. Except for certain construction contracts described below, the Company records revenue at the time its manufacturing process is complete, the customer has been provided with all proper inspection and other required documentation, title and risk of loss has passed to the customer, collectibility is reasonably assured and the product has been delivered. Customer advances or deposits are deferred and recognized as revenue when the Company has completed all of its performance obligations related to the sale. The Company also recognizes revenue as services are performed. The amounts billed for shipping and handling cost are included in revenue and related costs are included in costs of sales.

Revenue Recognition under Long-term Construction Contracts

The Company uses the percentage-of-completion method to account for certain long-term construction contracts in the Rig Technology group. These long-term construction contracts include the following characteristics:

- the contracts include custom designs for customer specific applications;
- the structural design is unique and requires significant engineering efforts; and
- construction projects often have progress payments.

This method requires the Company to make estimates regarding the total costs of the project, progress against the project schedule and the estimated completion date, all of which impact the amount of revenue and gross margin the Company recognizes in each reporting period. The Company prepares detailed cost to complete estimates at the beginning of each project. Significant projects and their related costs and profit margins are updated and reviewed at least quarterly by senior management. Factors that may affect future project costs and margins include shipyard access, weather, production efficiencies, availability and costs of labor, materials and subcomponents and other factors. These factors can impact the accuracy of the Company's estimates and materially impact the Company's future reported earnings.

The asset, "Costs in excess of billings," represents revenues recognized in excess of amounts billed. The liability, "Billings in excess of costs," represents billings in excess of revenues recognized.

Income Taxes

The liability method is used to account for income taxes. Deferred tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. Valuation allowances are established when necessary to reduce deferred tax assets to amounts which are more likely than not to be realized.

Concentration of Credit Risk

We grant credit to our customers, which operate primarily in the oil and gas industry. Concentrations of credit risk are limited because we have a large number of geographically diverse customers, thus spreading trade credit risk. We control credit risk through credit evaluations, credit limits and monitoring procedures. We perform periodic credit evaluations of our customers' financial condition and generally do not require collateral, but may require letters of credit for certain international sales. Credit losses are provided for in the financial statements. Allowances for doubtful accounts are determined based on a continuous process of assessing the Company's portfolio on an individual customer and overall basis. This process consists of a thorough review of historical collection experience, current aging status of the customer accounts, and financial condition of the Company's customers. Based on a review of these factors, the Company will establish or adjust allowances for specific customers and the accounts receivable portfolio as a whole. Accounts receivable are net of allowances for doubtful accounts of approximately $30.4 million and $17.4 million at December 31, 2006 and 2005, respectively.

Stock-Based Compensation

Prior to January 1, 2006 the Company accounted for its stock option plans using the intrinsic value method of accounting provided under APB Opinion No. 25, "Accounting for Stock Issued to Employees," ("APB 25") and related interpretations, as permitted by FASB Statement No. 123, "Accounting for Stock-Based Compensation," ("SFAS 123") under which no compensation expense was recognized for stock option grants. Stock-based compensation was a pro forma disclosure in the financial statement footnotes and continues to be for periods prior to January 1, 2006.

Effective January 1, 2006 the Company adopted the fair value recognition provisions of FASB Statement No. 123(R), "Share-Based Payment," ("SFAS 123(R)") using the modified-prospective transition method. Under this transition method, compensation cost recognized in 2006 includes: a) compensation cost for all share-based payments granted prior to January 1, 2006, but for which the requisite service period had not been completed as of December 31, 2006 based on the grant date fair value estimated in accordance with the original provisions of SFAS 123, and b) compensation cost for all share-based payments granted subsequent to January 1, 2006 based on the grant date fair value estimated in accordance with the provisions of SFAS 123(R).

Prior to the adoption of SFAS 123(R), the Company presented all tax benefits of deductions resulting from the exercise of options as operating cash flows in the Statement of Consolidated Cash Flows. SFAS 123(R) requires the cash flows resulting from tax deductions in excess of the compensation cost recognized for those options (excess tax benefits) to be classified as financing cash flows.

The Company provides compensation benefits to employees and non-employee directors under share-based payment arrangements, including various employee stock option plans.

Total compensation cost that has been charged against income for all share-based compensation arrangements was $31.2 million and $15.6 million for 2006 and 2005, respectively. The total income tax benefit recognized in the income statement for all share-based compensation arrangements was $8.6 million and $5.7 million for 2006 and 2005, respectively.

The $16.5 million of unearned stock-based compensation on the Company's balance sheet at December 31, 2005 was reclassified to paid-in-capital upon the adoption of SFAS 123(R).

Pro Forma Net Income

The following table provides pro forma net income and income per share had the Company applied the fair value method of SFAS 123(R) for the years ended December 31, 2005 and 2004 (in millions, except per share data):

	Years Ended December 31,	
	2005	2004
Net income, as reported	$ 286.9	$ 115.2
Add:		
Total stock-based employee compensation expense included in net income, net of related tax effects	10.1	—
Deduct:		
Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(15.3)	(7.4)
Pro forma net income	$ 281.7	$ 107.8
Net income per common share:		
Basic, as reported	$ 1.83	$ 1.34
Basic, pro forma	$ 1.80	$ 1.26
Diluted, as reported	$ 1.81	$ 1.33
Diluted, pro forma	$ 1.78	$ 1.25

Environmental Liabilities

When environmental assessments or remediations are probable and the costs can be reasonably estimated, remediation liabilities are recorded on an undiscounted basis and are adjusted as further information develops or circumstances change.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect reported and contingent amounts of assets and liabilities as of the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Net Income Per Share

The following table sets forth the computation of weighted average basic and diluted shares outstanding (in millions, except per share data):

	Years Ended December 31,		
	2006	2005	2004
Numerator:			
Net income	$ 684.0	$ 286.9	$ 115.2
Denominator:			
Basic—weighted average common shares outstanding	175.2	156.4	85.8
Dilutive effect of employee stock options	1.6	1.9	0.7
Diluted outstanding shares	176.8	158.3	86.5
Basic earnings per share	$ 3.90	$ 1.83	$ 1.34
Diluted earnings per share	$ 3.87	$ 1.81	$ 1.33

In addition, we had stock options outstanding that were anti-dilutive totaling 2.3 million at December 31, 2006, nil at December 31, 2005, and 0.8 million at December 31, 2004.

Recently Issued Accounting Standards

In June 2006, the FASB issued FASB Interpretation No. 48 ("FIN 48"), "Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109." This interpretation clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with FASB Statement No. 109, "Accounting for Income Taxes." The interpretation prescribes a recognition threshold and measurement attribute for a tax position taken or expected to be taken in a tax return and also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. The provisions of FIN 48 are effective for fiscal years beginning after December 15, 2006, and we will be required to adopt this interpretation in the first quarter of 2007. We are currently evaluating the effect FIN 48 will have on our consolidated financial position, cash flows, and results from operations.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" ("SFAS 157"). SFAS 157 establishes a framework for fair value measurements in the financial statements by providing a single definition of fair value, provides guidance on the methods used to estimate fair value and increases disclosures about estimates of fair value. SFAS 157 is effective for fiscal years beginning after November 15, 2007. We are currently evaluating the effect SFAS 157 will have on our consolidated financial position, cash flows, and results from operations.

In September 2006, the FASB issued SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans — An amendment of FASB Statements No. 87, 88, 106, and 132(R)" ("SFAS 158"). SFAS 158 requires employers to recognize the overfunded or underfunded status of a defined benefit postretirement plan as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income of a business entity. The Company adopted the provisions of SFAS 158 effective December 31, 2006 with no material impact on the Consolidated Financial Statements. See Note 10 of the Notes to the Consolidated Financial Statements.

3. Varco Merger

Pursuant to our Amended and Restated Agreement and Plan of Merger with Varco International, Inc. ("Varco"), a Delaware corporation, effective as of August 11, 2004 (the "Agreement Date"), we issued 0.8363 shares of National Oilwell common stock for each Varco common share on March 11, 2005 (the "Merger") and changed our name to National Oilwell Varco, Inc. We have included the financial results of Varco in our consolidated financial statements beginning March 11, 2005 (the "Merger Date"), the date Varco common shares were exchanged for National Oilwell common shares.

The Merger has been accounted for as a purchase business combination. Assets acquired and liabilities assumed were recorded at their fair values as of March 11, 2005. The total purchase price is $2,579.3 million, including the fair value of Varco stock options assumed and merger related transaction costs, and is comprised of (in millions):

Shares issued to acquire the outstanding common stock of Varco (84.0 million shares at $29.99 per share)	$ 2,518.4
Fair value of Varco stock options assumed	48.9
Unearned compensation related to stock options assumed	(32.1)
Merger related transaction costs	44.1
Total purchase price	$ 2,579.3

The fair value of shares issued was determined using an average price of $29.99, which represented the average closing price of our common stock from five trading days before to five trading days after the Agreement Date. The fair value of options assumed was calculated using the Black-Scholes valuation model with the following assumptions as of the Merger Date: expected life from vest date ranging from 0.64 years to 3.6 years, risk-free interest rate of 2.0% — 3.1%, expected volatility of 34% to 47% and no dividend yield. In accordance with our Agreement and Plan of Merger, the number of Varco options exchanged was determined by multiplying the number of Varco options outstanding at closing by 0.8363. Approximately 2.2 million of the 4.0 million Varco options outstanding were fully vested as of the Merger. The portion of the intrinsic value of unvested Varco options related to future service has been allocated to unearned compensation cost and is being amortized using the remaining vesting period of 2.3 years. Stock-based compensation expense of $15.6 million related to the amortization of the unvested options was recognized in the year ended December 31, 2005. The $16.5 million of unearned stock-based compensation on the company's balance sheet at December 31, 2005 was reclassified to paid-in-capital upon the adoption of SFAS 123(R).

Merger related transaction costs include severance and other external costs directly related to the Merger.

Integration costs of $31.7 million in 2005 were comprised of $11.9 million for severance cost, $11.2 million for discontinued inventory, $4.8 million for combining operations and $3.8 million of other. Integration costs of $7.9 million in the first quarter of 2006 were comprised of $6.6 million for discontinued inventory, $0.5 million for combining operations and $0.8 million of other.

Purchase Price Allocation

Under the purchase method of accounting, the total purchase price was allocated to Varco's net tangible and identifiable intangible assets based on their fair values as of March 11, 2005 as set forth below (in millions). The excess of the purchase price over the net tangible and identifiable intangible assets was recorded as goodwill. The allocation of the purchase price was based upon valuations of an independent, third party.

Cash and marketable securities	$ 163.5
Trade receivables	385.3
Other current assets	28.5
Inventory	377.1
Property, plant and equipment	598.4
Goodwill, nondeductible	1,469.4
Customer relationships (useful lives of 12-18 years)	345.8
Trademarks (useful lives of 20-30 years)	145.3
Patents (useful life of 10 years)	60.2
Other non-current assets	11.3
Accounts payable and accrued liabilities	(230.5)
Income taxes payable	(13.7)
Debt	(492.8)
Deferred tax liabilities, net	(213.3)
Other non-current liabilities	(54.0)
Minority interest	(1.2)
Total purchase price	$ 2,579.3

Pro Forma Financial Information

The unaudited financial information in the table below summarizes the combined results of operations of National-Oilwell and Varco, on a pro forma basis, as though the companies had been combined as of the beginning of each of the periods presented. The pro forma financial information is presented for informational purposes only and may not be indicative of the results of operations that would have been achieved if the Merger had taken place at the beginning of each of the periods presented. The pro forma financial information for the year ended December 31, 2005 includes certain merger-related items of $47.3 million such as charges associated with integration expenses, stock-based compensation charges for unvested options assumed, and severance expenses recorded by National-Oilwell in its statements of operations related to change in control provisions that were triggered as part of our Agreement and Plan of Merger in March 2005. The pro forma financial information for all periods presented includes the business combination accounting effect on historical Varco revenues, adjustments to depreciation on acquired property, and amortization charges from acquired intangible assets, and related tax effects.

The unaudited pro forma financial information for the year ended December 31, 2005 combines the historical results for National-Oilwell for the year ended December 31, 2005 and the historical results for Varco for the year ended December 31, 2005 (in millions):

	December 31, 2005
Total revenues	$ 4,952.4
Net income	$ 304.4
Basic net income per share	$ 1.76
Diluted net income per share	$ 1.74

4. Other Acquisitions

2006

In December 2006, the Company acquired 87% of the outstanding shares of NQL Energy Services Inc. ("NQL"), a provider of downhole tools, technology and services used primarily in drilling applications in the oil and gas and utility industries on a worldwide basis, for an aggregate cash purchase price of approximately $253.8 million. Based on preliminary independent third-party valuations, the Company allocated $126.6 million to intangible assets (12.1 year weighted-average life), comprised of: $107.5 million of customer relationships (15.5 year weighted-average life), $3.1 million of trademarks (5.2 year weighted-average life), and $16.0 million of other intangible assets (5.5 year weighted-average life). The remaining 13% of NQL's outstanding shares were acquired in January 2007. Due to this subsequent event, the $38.1 million purchase price of the remaining shares is included in current liabilities on the December 31, 2006 balance sheet. This acquisition complements our comprehensive offering of downhole tools.

The Company also completed nine additional acquisitions for an aggregate purchase price of $85.3 million consisting of cash of $75.9 million and notes and accrued payables of $9.4 million. These acquisitions included:

- Rolligon Ltd., a Texas-based manufacturer of coiled tubing support units and related equipment.
- Soil Recovery A/S, a Danish-based designer and manufacturer of soil recovery units used to process drilled cuttings for final disposal.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition of the 2006 acquisitions (in millions):

	NQL	All Other Acquisitions	Total
Current assets, net of cash acquired	$ 68.9	$ 30.5	$ 99.4
Property, plant and equipment	64.3	13.6	77.9
Intangible assets	126.6	3.9	130.5
Goodwill	60.1	56.7	116.8
Total assets acquired	319.9	104.7	424.6
Current liabilities	65.7	19.4	85.1
Long term debt	0.4	9.4	9.8
Total liabilities	66.1	28.8	94.9
Cash consideration, net of cash acquired	$ 253.8	$ 75.9	$ 329.7

2005

Excluding the Varco merger, the Company paid an aggregate purchase price of $20.7 million ($16.0 million in cash and $4.7 million of notes payable) for acquisitions and equity investments in 2005.

2004

We spent $2.8 million during 2004 acquiring businesses, with the largest being a distribution operation in Australia.

Each of the acquisitions were accounted for using the purchase method of accounting and, accordingly, the results of operations of each business is included in the consolidated results of operations from the date of acquisition. A summary of the acquisitions follows (in millions):

	2006	2005	2004
Fair value of assets acquired, net of cash acquired	$ 424.6	$ 31.0	$ 2.8
Cash paid, net of cash acquired	(329.7)	(16.0)	(2.8)
Liabilities assumed and debt issued	$ 94.9	$ 15.0	$ —
Excess purchase price over fair value of assets acquired	$ 116.8	$ 13.9	$ —

5. Inventories

At December 31, inventories consist of (in millions):

	2006	2005
Raw materials and supplies	$ 266.5	$ 220.4
Work in progress	520.9	267.5
Finished goods and purchased products	1,041.4	710.4
	$ 1,828.8	$ 1,198.3

6. Property, Plant and Equipment

At December 31, property, plant and equipment consist of the following (in millions):

	Estimated Useful Lives	2006	2005
Land and buildings	5-35 Years	$ 361.7	$ 292.4
Operating equipment	3-15 Years	774.5	729.9
Rental equipment	3-12 Years	259.9	144.9
		1,396.1	1,167.2
Less accumulated depreciation		(374.0)	(289.6)
		$ 1,022.1	$ 877.6

7. Accrued Liabilities

At December 31, accrued liabilities consist of (in millions):

	2006	2005
Compensation	$ 160.0	$ 111.0
Customer prepayments	538.4	76.8
Warranty	57.3	24.9
Interest	11.9	11.7
Taxes (non income)	34.1	23.6
Insurance	39.1	30.2
Accrued purchase orders	334.9	29.3
Hedge commitments	33.0	—
Other	211.5	124.5
Total	$ 1,420.2	$ 432.0

8. Costs and Estimated Earnings on Uncompleted Contracts

At December 31, costs and estimated earnings on uncompleted contracts consist of (in millions):

	2006	2005
Costs incurred on uncompleted contracts	$ 1,924.0	$ 1,440.9
Estimated earnings	470.0	300.6
	2,394.0	1,741.5
Less: Billings to date	2,649.5	1,497.7
	$ (255.5)	$ 243.8
Costs and estimated earnings in excess of billings on uncompleted contracts	$ 308.9	$ 341.9
Billings in excess of costs and estimated earnings on uncompleted contracts	(564.4)	(98.1)
	$ (255.5)	$ 243.8

9. Long-Term Debt

At December 31, debt consists of (in millions):

	2006	2005
$100.0 million Senior Notes, interest at 7.5% payable semiannually, principal due on February 15, 2008	$ 101.9	$ 103.6
$150.0 million Senior Notes, interest at 6.5% payable semiannually, principal due on March 15, 2011	150.0	150.0
$200.0 million Senior Notes, interest at 7.25% payable semiannually, principal due on May 1, 2011	215.2	218.7
$200.0 million Senior Notes, interest at 5.65% payable semiannually, principal due on November 15, 2012	200.0	200.0
$150.0 million Senior Notes, interest at 5.5% payable semiannually, principal due on November 19, 2012	151.6	151.8
Other	21.6	17.2
Total debt	840.3	841.3
Less current portion	5.6	5.7
Long-term debt	$ 834.7	$ 835.6

Principal payments of debt for years subsequent to 2006 are as follows (in millions):

2007	$ 5.6
2008	121.1
2009	4.9
2010	5.0
2011	352.8
Thereafter	350.9
	$ 840.3

Senior Notes

The unsecured Senior Notes contain reporting covenants and the credit facility contains financial covenants regarding maximum debt to capitalization and minimum interest coverage. We were in compliance with all covenants at December 31, 2006.

Revolver Facilities

On June 21, 2005, we amended and restated our existing $150 million revolving credit facility with a syndicate of lenders to provide the Company a $500 million unsecured revolving credit facility. This facility will expire in July 2010, and replaces the Company's $175 million North American revolving credit facility and our Norwegian facility. Subject to certain conditions, the Company has the right to increase the facility to $750 million and to extend the term of the facility for an additional year. At December 31, 2006, there were no borrowings against this facility, and there were $254 million in outstanding letters of credit. Interest under this multicurrency facility is based upon LIBOR, NIBOR or EURIBOR plus 0.30% subject to a ratings-based grid, or the prime rate.

Other

Other debt includes approximately $10 million in promissory notes due to former owners of businesses acquired who remain employed by the company.

At December 31, 2006, there were $246 million of funds available under the revolving credit facility. The Company also has $580 million of additional outstanding letters of credit at December 31, 2006, primarily in Norway, that are not under the Company's senior credit facility.

10. Employee Benefit Plans

We have benefit plans covering substantially all of our employees. Defined-contribution benefit plans cover most of the U.S. and Canadian employees and benefits are based on years of service, a percentage of current earnings and matching of employee contributions. Employees in our Norwegian operations can elect to participate in a defined-contribution plan in lieu of a local defined benefit plan. For the years ended December 31, 2006, 2005 and 2004, expenses for defined-contribution plans were $16.8 million, $19.9 million, and $14.2 million, and all funding is current.

Certain retired or terminated employees of predecessor or acquired companies participate in a defined benefit plan in the United States. None of the participants in this plan are eligible to accrue benefits. In addition, approximately 397 U.S. retirees and spouses participate in defined benefit health care plans of predecessor or acquired companies that provide postretirement medical and life insurance benefits. Active employees are ineligible to participate in any of these defined benefit plans. Our subsidiaries in the United Kingdom and Norway also have defined benefit pension plans covering virtually all of their employees.

Net periodic benefit cost for our defined benefit pension plans in the United States, the United Kingdom and Norway was as follows (in millions):

	Pension benefits			Postretirement benefits		
For the year	2006	2005	2004	2006	2005	2004
Service cost – benefits earned during the period	$ 3.8	$ 3.4	$ 2.9	$ —	$ —	$ 0.1
Interest cost on projected benefit obligation	10.7	10.0	8.6	1.0	0.9	0.5
Expected return on plan assets	(10.5)	(9.2)	(8.8)	—	—	—
Net amortization and deferral	0.8	1.5	1.5	0.2	0.2	0.2
Curtailment/settlement gain	(0.4)	—	—	—	—	—
Net periodic benefit cost	$ 4.4	$ 5.7	$ 4.2	$ 1.2	$ 1.1	$ 0.8

The change in benefit obligation, plan assets and the funded status of the defined benefit pension plans in the United States, United Kingdom, and Norway and defined postretirement plans in the United States, using a measurement date of September 30, 2006 or 2005, follows (in millions):

	Pension benefits		Postretirement benefits	
At year end	2006	2005	2006	2005
Benefit obligation at beginning of year	$ 183.9	$ 158.4	$ 19.0	$ 7.3
Service cost	3.8	3.4	—	—
Interest cost	10.7	10.0	1.0	0.9
Actuarial loss (gain)	17.8	7.3	(2.3)	1.2
Benefits paid	(9.1)	(6.6)	(1.4)	(1.2)
Participant contributions	0.8	0.8	—	—
Acquisitions	—	27.4	—	10.8
Exchange rate loss (gain)	21.5	(16.8)	—	—
Curtailments/settlements	(0.4)	—	—	—
Other	0.9	—	0.7	—
Benefit obligation at end of year	$ 229.9	$ 183.9	$ 17.0	$ 19.0
Accumulated benefit obligation at end of year	$ 214.7	$ 170.8		
Fair value of plan assets at beginning of year	$ 142.6	$ 135.3	$ —	$ —
Actual return	11.8	20.1	—	—
Benefits paid	(8.0)	(5.8)	(1.4)	—
Contributions	18.8	7.1	1.4	—
Exchange rate (loss) gain	18.2	(14.1)	—	—
Fair value of plan assets at end of year	$ 183.4	$ 142.6	$ —	$ —
Funded status	$ (46.5)	$ (31.3)	$ (16.6)	$ (18.5)
Unrecognized actuarial net loss	32.0	14.4	2.2	4.4
Prior service costs not yet recognized	0.9	0.1	(0.7)	0.1
Accrued benefit cost	$ (13.6)	$ (16.8)	$ (15.1)	$ (14.0)

Amounts recognized in the consolidated balance sheets consist of (in millions):

	Pension benefits		Postretirement benefits	
	2006	2005	2006	2005
Current assets	$ —	$ 0.7	$ —	$ —
Non current assets	0.9	0.1	—	—
Non current liabilities	(47.4)	(41.9)	(16.6)	(14.0)
Accumulated other comprehensive income	32.9	24.3	1.5	—
Accrued benefit cost	$ (13.6)	$ (16.8)	$ (15.1)	$ (14.0)

The incremental effect of applying SFAS 158 on individual line items in the balance sheet as of December 31, 2006 were as follows (in millions):

	Before Application of SFAS 158	Adjustments	After Application of SFAS 158
Noncurrent assets	$ 26.7	$ (25.8)	$ 0.9
Noncurrent liabilities	(89.4)	25.4	(64.0)
Accumulated other comprehensive income	34.0	0.4	34.4
	$ (28.7)	$ —	$ (28.7)

Defined Benefit Pension Plans

Assumed long-term rates of return on plan assets, discount rates and rates of compensation increases vary for the different plans according to the local economic conditions.

The assumption rates used for benefit obligations are as follows:

	Years ending December 31,	
	2006	2005
Discount rate:		
United States plan	5.97%	5.66%
International plans	4.75 - 5.25%	5.66%
Salary increase:		
United States plan	N/A	4.0%
International plans	2.25 – 3.00%	2.0 – 2.75%

The assumption rates used for net periodic benefit costs are as follows:

	Years ending December 31,		
	2006	2005	2004
Discount rate:			
United States plan	5.66%	6.0%	6.25%
International plans	5.66%	6.0%	6.0%
Salary increase:			
United States plan	N/A	N/A	N/A
International plans	2.00 – 2.75%	2.5 – 2.75%	2.5%
Expected return on assets:			
United States plan	7.75%	8.5%	8.5%
International plans	5.25 – 6.85%	6.25 – 7.17%	6.5 – 7.75%

In determining the overall expected long-term rate of return for plan assets, the Company takes into consideration the historical experience as well as future expectations of the asset mix involved. As different investments yield different returns, each asset category is reviewed individually and then weighted for significance in relation to the total portfolio.

The weighted-average asset allocations at December 31, 2006 and 2005, by asset category are as follows:

	2006		2005	
	United States	International	United States	International
Equity securities	60.2%	48.3%	59.5%	48.6%
Fixed income	—	—	35.5%	—
Debt securities	38.8%	34.4%	—	34.1%
Real estate	—	5.0%	—	5.1%
Other	1.0%	12.3%	5.0%	12.2%
Total	100.0%	100.0%	100.0%	100.0%

In the U.S., our investment strategy includes a balanced approach with target allocation percentages of 60% equity investments and 40% debt securities. Our target allocation percentages in the United Kingdom plans are 50-60% equity securities and 40-50% debt securities. The Norwegian target investment allocation percentage is 100% insurance contracts. Our pension investment strategy worldwide prohibits a direct investment in our own stock.

Information for pension plans with projected and accumulated benefit obligations in excess of plan assets (in millions):

	For year ending 2006		For year ending 2005	
	United States	International	United States	International
Projected benefit obligation	$ 29.4	$ 109.2	$ 31.1	$ 87.6
Accumulated benefit obligation	29.4	102.2	30.8	80.1
Fair value of assets	16.5	74.7	14.3	59.8

Additional information for defined benefit plans (in millions):

	For year ending 2006		For year ending 2005	
	United States	International	United States	International
Accumulated benefit obligation	$ 29.4	$ 102.2	$ 30.8	$ 80.1
Change in minimum liability included in other comprehensive income, net of tax	(0.5)	(6.4)	0.2	3.4

In 2007, the Company expects to contribute $1.0 million in the U.S. and $5.5 million internationally to its pension plans and $1.4 million to its other postretirement benefit plans.

In addition, the following benefit payments, which reflect expected future service, as appropriate, are expected to be paid (in millions):

	United States Plan	International Plans
2007	$ 2.6	$ 5.7
2008	2.7	5.8
2009	2.8	6.2
2010	2.7	6.5
2011	2.6	6.9
Subsequent five years	11.4	43.6

Defined Benefit Healthcare Plans ($ in millions)

Fiscal Period January 1 to December 31	Year ending December 31, 2006	2005
Disclosure Assumptions		
For determining benefit obligations at year-end		
Discount rate	5.97%	5.66%
Salary increase	5.0%	5.0%
For determining net periodic cost for year		
Discount rate	5.66%	5.78-6.0%
Salary increase	5.0%	5.0%
Expected return on assets	N/A	N/A
Measurement date	9/30/2006	9/30/2005
Effect of 1% annual increase in health care cost trend rate:		
Aggregate of the Service Cost and Interest Cost — Dollar change	$ 0.09	$ 0.08
APBO — Dollar Change	$ 1.430	$ 1.590
Effect of 1% annual decrease in health care cost trend rate:		
Aggregate of the Service Cost and Interest Cost — Dollar change	$ (0.08)	$ (0.07)
APBO — Dollar Change	$ (1.233)	$ (1.363)
Cash Flows:		
Employer contribution (expected during fiscal year beginning in 2006)		$ 1.4
Estimated future benefit payments during fiscal year ending:		
2007		$ 1.4
2008		1.4
2009		1.4
2010		1.4
2011		1.4
Subsequent five years		6.6

The assumed weighted-average annual rate of increase in the per capita cost of covered benefits is 9.0% for 2007 and is assumed to decrease gradually to 5.0% for 2012 and remain at that level thereafter. The health care cost trend rate assumption has a significant effect on the amounts reported.

11. Accumulated Other Comprehensive Income (Loss)

The components of other comprehensive income (loss) are as follows (in millions):

	Change in Pension Liability	Cumulative Currency Translation Adjustment	Derivative Financial Instruments	Total
Balance at December 31, 2003	$ (17.4)	$ (27.8)	$ 0.8	$ (44.4)
Current period activity	8.0	71.3	1.5	80.8
Tax effect	(2.6)	—	(0.4)	(3.0)
Balance at December 31, 2004	(12.0)	43.5	1.9	33.4
Current period activity	4.7	(49.0)	(11.8)	(56.1)
Tax effect	(1.1)	(1.3)	3.3	0.9
Balance at December 31, 2005	(8.4)	(6.8)	(6.6)	(21.8)
Adoption of FAS 158, net of tax	(0.3)	—	—	(0.3)
Current period activity	(9.3)	61.2	11.3	63.2
Tax effect	2.7	5.6	(3.3)	5.0
Balance at December 31, 2006	$ (15.3)	$ 60.0	$ 1.4	$ 46.1

12. Commitments and Contingencies

We are involved in various claims, regulatory agency audits and pending or threatened legal actions involving a variety of matters. The total liability on these matters cannot be determined; however, in our opinion, any ultimate liability, to the extent not otherwise provided for, should not materially affect our financial position, liquidity or results of operations.

Our business is affected both directly and indirectly by governmental laws and regulations relating to the oilfield service industry in general, as well as by environmental and safety regulations that specifically apply to our business. Although we have not incurred material costs in connection with our compliance with such laws, there can be no assurance that other developments, such as new environmental laws, regulations and enforcement policies thereunder may not result in additional, presently unquantifiable, costs or liabilities to us.

The Company leases certain facilities and equipment under operating leases that expire at various dates through 2049. These leases generally contain renewal options and require the lessee to pay maintenance, insurance, taxes and other operating expenses in addition to the minimum annual rentals. Rental expense related to operating leases approximated $95.4 million, $59.1 million, and $22.4 million in 2006, 2005 and 2004, respectively.

Future minimum lease commitments under noncancellable operating leases with initial or remaining terms of one year or more at December 31, 2006 are payable as follows (in millions):

2007	$ 57.1
2008	44.6
2009	32.5
2010	22.1
2011	17.2
Thereafter	58.3
Total future lease commitments	$ 231.8

13. Common Stock

National Oilwell Varco has authorized 500 million shares of $.01 par value common stock. We also have authorized 10 million shares of $.01 par value preferred stock, none of which is issued or outstanding.

Stock Options

Under the terms of National Oilwell Varco's Long-Term Incentive Plan, as amended, 7.5 million shares of common stock are authorized for the grant of options to officers, key employees, non-employee directors and other persons. Options granted under our stock option plan generally vest over a three-year period starting one year from the date of grant and expire ten years from the date of grant. The purchase price of options granted may not be less than the closing market price of National Oilwell Varco common stock on the date of grant. At December 31, 2006, approximately 5.1 million shares were available for future grants.

We also have inactive stock option plans that were acquired in connection with the acquisitions of Dreco Energy Services, Ltd. in 1997, IRI International Corporation in 2000 and Varco International, Inc in March 2005. We converted the outstanding stock options under these plans to options to acquire our common stock, and no further options are being issued or are outstanding under these plans. Stock option information summarized below includes amounts for the National Oilwell Varco and Long-Term Incentive Plan and stock plans of acquired companies.

Options outstanding at December 31, 2006 under the stock option plans have exercise prices between $9.05 and $66.58 per share, and expire at various dates from February 12, 2007 to February 22, 2016.

The following summarizes options activity:

	Years Ended December 31,					
	2006		2005		2004	
	Number of shares	Average Exercise Price	Number of shares	Average Exercise Price	Number of shares	Average Exercise Price
Shares under option at beginning of year	4,340,842	30.36	3,732,316	$ 26.69	3,610,571	$ 23.83
Granted	2,340,000	66.58	5,292,074	28.88	1,142,500	28.22
Cancelled	(207,698)	46.86	(452,098)	27.95	(96,570)	27.91
Exercised	(1,193,213)	27.15	(4,231,450)	25.41	(924,185)	17.28
Shares under option at end of year	5,279,931	46.56	4,340,842	30.36	3,732,316	$ 26.69
Exercisable at end of year	1,344,149	27.70	913,558	$ 23.77	1,657,162	$ 29.66

Summarized financial information is as follows (in millions):

Geographic Areas:

	United States	Canada	Norway	United Kingdom	Other	Total
December 31, 2006						
Revenues	$ 3,985.1	$ 714.9	$ 987.2	$ 402.2	$ 936.4	$ 7,025.8
Long-lived assets	596.3	115.8	42.1	88.7	179.2	1,022.1
December 31, 2005						
Revenues	$ 2,646.6	$ 653.6	$ 394.8	$ 298.0	$ 651.5	$ 4,644.5
Long-lived assets	584.1	82.7	32.6	57.1	121.1	877.6
December 31, 2004						
Revenues	$ 1,303.6	$ 403.1	$ 274.1	$ 99.7	$ 237.6	$ 2,318.1
Long-lived assets	126.1	33.2	33.1	24.4	38.3	255.1

Business Segments:

	Rig Technology	Petroleum Services & Supplies	Distribution Services	Unallocated/ Eliminations	Total
December 31, 2006					
Revenues	$ 3,584.9	$ 2,425.0	$ 1,369.6	$ (353.7)	$ 7,025.8
Operating profit	608.5	545.6	94.0	(137.0)	1,111.1
Capital expenditures	46.8	138.5	3.7	11.4	200.4
Depreciation and amortization	48.1	100.9	5.3	6.3	160.6
Goodwill	1,168.3	1,034.9	35.2	6.3	2,244.7
Total assets	4,936.8	3,248.3	592.7	241.5	9,019.3
December 31, 2005					
Revenues	$ 2,216.8	$ 1,645.8	$ 1,074.5	$ (292.6)	$ 4,644.5
Operating profit	238.4	281.0	46.6	(89.2)	476.8
Capital expenditures	22.9	72.6	3.7	5.8	105.0
Depreciation and amortization	35.4	68.9	5.4	4.9	114.6
Goodwill	1,117.2	959.2	35.0	6.3	2,117.7
Total assets	3,310.3	2,717.5	479.7	171.0	6,678.5
December 31, 2004					
Revenues	$ 1,085.5	$ 505.5	$ 905.1	$ (178.0)	$ 2,318.1
Operating profit	102.4	62.7	29.6	(18.7)	176.0
Capital expenditures	15.3	19.5	2.3	1.9	39.0
Depreciation and amortization	16.2	18.5	6.8	2.5	44.0
Goodwill	424.4	173.3	35.1	6.2	639.0
Total assets	1,329.5	720.4	386.5	140.1	2,576.5

16. Quarterly Financial Data (Unaudited)

Summarized quarterly results, were as follows (in millions, except per share data). The 2005 results include Varco operations from the acquisition date of March 11, 2005:

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total
Year ended December 31, 2006					
Revenues	$ 1,511.8	$ 1,657.4	$ 1,777.9	$ 2,078.7	$ 7,025.8
Gross Profit	349.8	400.7	442.7	567.4	1,760.6
Net income	120.3	147.9	176.6	239.2	684.0
Net income per basic share	0.69	0.84	1.01	1.36	3.90
Net income per diluted share	0.68	0.84	1.00	1.35	3.87
Year ended December 31, 2005					
Revenues	$ 814.9	$ 1,215.7	$ 1,236.5	$ 1,377.4	$ 4,644.5
Gross Profit	161.8	255.2	258.7	311.5	987.2
Net income	35.6	61.2	88.5	101.6	286.9
Net income per basic share	0.34	0.35	0.51	0.58	1.83
Net income per diluted share	0.33	0.35	0.50	0.58	1.81

NATIONAL OILWELL VARCO, INC.
VALUATION AND QUALIFYING ACCOUNTS
Years ended December 31, 2006, 2005, and 2004

	Balance beginning of year	Additions (Deductions) charged to costs and expenses	Charge offs and other	Balance end of year
		(in millions)		
Allowance for doubtful accounts:				
2006	$ 17.4	$ 17.3	$ (4.3)	$ 30.4
2005	12.8	7.8	(3.2)	17.4
2004	18.3	4.0	(9.5)	12.8
Allowance for excess and obsolete inventories:				
2006	$ 56.8	$ 36.9	$ (7.6)	$ 86.1
2005	41.2	24.0	(8.4)	56.8
2004	45.3	15.6	(19.7)	41.2
Valuation allowance for deferred tax assets:				
2006	$ 1.9	$ 2.7	$ 2.2	$ 6.8
2005	16.8	(4.4)	(10.5)	1.9
2004	36.9	(20.3)	0.2	16.8

NATIONAL OILWELL VARCO

END